Filed Pursuant to Rule 424(b)(3)
Registration No. 333-131611
PROSPECTUS
Centennial Communications Corp.
            Offer to exchange (i) $350.0 million aggregate principal amount of Senior Floating Rate Notes due 2013 CUSIPS 15133VAD1 and U13968AC3 (which we refer to as the “Floating Rate Restricted Bonds”) for $350.0 million aggregate principal amount of Senior Floating Rate Notes due 2013 CUSIP 15133VAE9 (which we refer to as the “Floating Rate Exchange Bonds,” and together with the Floating Rate Restricted Bonds, the “Floating Rate Bonds”) which have been registered under the Securities Act of 1933, as amended, and (ii) $200.0 million aggregate principal amount of 10% Senior Notes due 2013 CUSIPS 15133VAF6 and U13968AD1 (which we refer to as the “Fixed Rate Restricted Bonds”) for $200.0 million aggregate principal amount of 10% Senior Notes due 2013 CUSIP 15133VAG4 (which we refer to as the “Fixed Rate Exchange Bonds,” and together with the Fixed Rate Restricted Bonds, the “Fixed Rate Bonds”) which have been registered under the Securities Act of 1933, as amended. We refer to the Floating Rate Restricted Bonds and the Fixed Rate Restricted Bonds collectively as the “Restricted Bonds,” to the Floating Rate Exchange Bonds and the Fixed Rate Exchange Bonds collectively as the “Exchange Bonds,” and to the Restricted Bonds and the Exchange Bonds collectively as the “Notes.”
      Each exchange offer will expire at 5:00 p.m., New York City time, on March 23, 2006, unless we extend the applicable exchange offer in our sole and absolute discretion.
Terms of the exchange offers:

•	We will issue Exchange Bonds in exchange for all outstanding Restricted Bonds that are validly tendered and not withdrawn prior to the expiration or termination of the applicable exchange offer.

•	You may withdraw tenders of Restricted Bonds at any time prior to the expiration or termination of the applicable exchange offer.

•	The terms of each series of Exchange Bonds are substantially identical to those of the applicable series of outstanding Restricted Bonds, except that the transfer restrictions, registration rights and additional interest provisions relating to the Restricted Bonds do not apply to the Exchange Bonds.

•	The exchange of Restricted Bonds for the applicable Exchange Bonds will not be a taxable transaction for United States federal income tax purposes, but you should see the discussion under the caption “Material United States Federal Income Tax Considerations” for more information.

•	We will not receive any proceeds from the exchange offers.

•	We issued each series of Restricted Bonds in a transaction not requiring registration under the Securities Act, and as a result, their transfer is restricted. We are making the exchange offers to satisfy your registration rights, as a holder of the Restricted Bonds.
      There is no established trading market for the Exchange Bonds, although the Restricted Bonds currently trade on the Portal Market.
      See “Risk Factors” beginning on page 18 for a discussion of risks you should consider prior to tendering your outstanding Restricted Bonds for exchange.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is February 23, 2006.

      This prospectus incorporates by reference important business and financial information about us that is not included in or delivered with this document. Copies of this information are available, without charge to any person to whom this prospectus is delivered, upon written or oral request. Written requests should be sent to:
Centennial Communications Corp.
3349 Route 138
Building A
Wall, New Jersey 07719
Attention: Chief Financial Officer
      Oral requests should be made by telephoning Centennial Communications Corp., Chief Financial Officer at (732) 556-2200.
      In order to obtain timely delivery, you must request the information no later than March 16, 2006, which is five business days before the expiration date of the exchange offers.

NOTICE TO INVESTORS
      You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate as of the date of this prospectus.
      The Exchange Bonds described in this prospectus have not been recommended by or approved by the Securities and Exchange Commission, or the SEC, or any other federal or state securities commission or regulatory authority, nor has the SEC or any such state securities commission or authority passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
      You should not construe the contents of this prospectus as investment, legal or tax advice. You should consult your counsel, accountant and other advisors as to legal, tax, business, financial and related aspects of investing in the Exchange Bonds. We are not making any representation to you regarding the legality of an investment in the Exchange Bonds by you under appropriate legal investment or similar laws.
      In making an investment decision regarding the Exchange Bonds offered by this prospectus, you must rely on your own examination of our company and the terms of these exchange offers, including, without limitation, the merits and risks involved. This exchange offers are being made on the basis of this prospectus.
      The information contained in this prospectus has been furnished by us and other sources we believe to be reliable. This prospectus contains summaries, believed to be accurate, of some of the terms of specific documents, but reference is made to the actual documents, copies of which will be made available upon request, for the complete information contained in those documents.
      This prospectus incorporates important business and financial information about the Company that is not included in or delivered with this document but is available without charge to security holders upon written or oral request. Please see “Where You Can Find More Information” for the address and contact information necessary to make a request for more information.
CERTAIN DEFINITIONS
      Unless the context requires otherwise, the term “Centennial” refers solely to Centennial Communications Corp. and not to its subsidiaries and the terms the “Company,” “we,” “us” and “our” refer to Centennial Communications Corp. and its subsidiaries on a consolidated basis. The term “Centennial Cellular” refers to Centennial Cellular Operating Co. LLC, a direct wholly owned subsidiary of Centennial. The term “Centennial Puerto Rico” refers to Centennial Puerto Rico Operations Corp., an indirect wholly owned subsidiary of Centennial. Certain definitions have different meanings in the “Description of the Exchange Bonds” section.
      When we say “fiscal 2002,” we mean our fiscal year which began June 1, 2001 and ended May 31, 2002. When we say “fiscal 2003,” we mean our fiscal year which began June 1, 2002 and ended May 31, 2003. When we say “fiscal 2004,” we mean our fiscal year which began June 1, 2003 and ended on May 31, 2004. When we say “fiscal 2005,” we mean our fiscal year which began on June 1, 2004 and ended May 31, 2005. When we say “fiscal 2006,” we mean our fiscal year which began on June 1, 2005 and will end May 31, 2006.
      The term “churn” refers to the aggregate number of wireless retail subscribers who cancel service during each month in a period divided by the total number of wireless retail subscribers as of the beginning of the month. Churn is stated as the average monthly churn rate for the applicable period.
      The term “Pops” refers to the population of a market derived from the 2004 Claritas, Inc. database, for our U.S. service area, the United States Census Bureau for our Puerto Rico and the U.S. Virgin Island service areas and the Central Intelligence Agency World Fact Book for our Dominican Republic service area. Unless otherwise indicated, the term “Net Pops” refers to a market’s Pops multiplied by the percentage interest as of November 30, 2005 that we own in an entity licensed to construct or operate a wireless telephone system in that market.

MARKET DATA AND FORECASTS
      Industry and market data throughout this prospectus were obtained through our research, surveys and studies conducted by third parties and from industry and general publications. We have not independently verified market and industry data from third party sources. While we believe our internal surveys are reliable and our market definitions are appropriate, neither these surveys nor these definitions have been verified by any independent sources. While we believe our third party sources are reliable, we have not independently verified industry and market data supplied by third parties. Accordingly, we cannot assure you of the accuracy of our industry and market data. We have not sought the consent of any third party sources to refer to their data in this prospectus.
FORWARD-LOOKING STATEMENTS
      This prospectus contains and may incorporate by reference forward-looking statements. Statements in this prospectus that are not historical facts are hereby identified as “forward-looking statements.” Where, in any forward-looking statement, we or our management expresses an expectation or belief as to future results or actions, there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. Our actual results may differ materially from our expectations, plans or projections. Forward-looking statements can be identified by the use of the words “believe,” “expect,” “estimate,” “anticipate,” “project,” “intend,” “may,” “will” and similar expressions, or by discussion of competitive strengths or strategy that involve risks and uncertainties. We warn you that these forward-looking statements are only predictions and estimates, which are inherently subject to risks and uncertainties.
      Important factors that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, us include, but are not limited to:

•	the effects of vigorous competition in our markets, which may make it difficult for us to attract and retain customers and to grow our customer base and revenue and which may increase churn, which could reduce our revenue and increase our costs;

•	the fact that many of our competitors are larger than we are, have greater financial resources than we do, are less leveraged than we are, have more extensive coverage areas than we do, and may offer less expensive and more technologically advanced products and services than we do;

•	changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes which may render certain technologies used by us obsolete;

•	our and our subsidiaries’ substantial debt obligations, including restrictive covenants, which place limitations on how we conduct business;

•	our ability to attract subscribers in our newly launched markets in Grand Rapids and Lansing, Michigan;

•	market prices for the products and services we offer may continue to decline in the future;

•	the effect of changes in the level of support provided to us by the Universal Service Fund;

•	the effects of consolidation in the telecommunications industry;

•	general economic, business, political and social conditions in the areas in which we operate, including the effects of world events, terrorism, hurricanes, tornadoes, wind storms and other natural disasters;

•	our access to the latest technology handsets in a timeframe and at a cost similar to our competitors;

•	the effect on our business of wireless local number portability, which allows customers to keep their wireless phone numbers when switching between service providers;

•	our ability to successfully deploy and deliver wireless data services to our customers, including next generation 3G technology;

•	our ability to generate cash and the availability and cost of additional capital to fund our operations and our significant planned capital expenditures, including the need to refinance or amend existing indebtedness;

•	our dependence on roaming agreements for a significant portion of our U.S. wireless revenue and the expected decline in roaming revenue over the long term;

•	our dependence on roaming agreements for our ability to offer our wireless customers competitively priced regional and nationwide rate plans that include areas for which we do not own wireless licenses;

•	our ability to attract and retain qualified personnel;

•	the effects of governmental regulation of the telecommunications industry;

•	fluctuations in currency values related to our Dominican Republic operations;

•	our ability to acquire, and the cost of acquiring, additional spectrum in our markets to support growth and advanced technologies;

•	our ability to manage, implement and monitor billing and operational support systems;

•	the results of litigation filed or which may be filed against us, including litigation relating to wireless billing, using wireless telephones while operating an automobile or possible health effects of radio frequency transmission;

•	the relative liquidity and corresponding volatility of our common stock and our ability to raise future equity capital; and

•	the control of us retained by some of our stockholders and anti-takeover provisions.
      We undertake no obligation, other than as may be required under the federal securities laws, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, any or all of the forward-looking statements contained in this prospectus and in any other public statements that are made may prove to be incorrect. This may occur as a result of inaccurate assumptions as a consequence of known or unknown risks and uncertainties. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed above and under the caption “Risk Factors” in this prospectus. We caution you that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risks emerge from time to time. We cannot predict these new risks, nor can we assess the impact, if any, of new risks on our business or the extent to which any such risks or combination of risks may cause actual results to differ materially from those expressed or implied by any forward-looking statement. In light of these risks, uncertainties and assumptions, the future events discussed in this prospectus might not occur. You should carefully read this prospectus and the documents incorporated by reference in their entirety. They contain information that you should consider when making your investment decision.

      Centennial En Confianza, Centennial Te Escucha, Centennial Wireless and Centennial de Puerto Rico are some of our primary trademarks. All other trademarks, service marks or other trade names referred to in this prospectus are the property of their respective owners.

SUMMARY
      This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary is not complete and is qualified in its entirety by, and should be read in conjunction with, the more detailed information about us, including the section entitled “Risk Factors” and our financial information, appearing elsewhere in or incorporated by reference in this prospectus.
The Company
Overview
      We are a leading regional wireless and broadband telecommunications service provider serving more than 1.3 million wireless customers and approximately 326,400 access line equivalents as of November 30, 2005. We operate in markets that cover approximately 19.8 million Net Pops in the United States and the neighboring Caribbean. In the United States, we are a regional wireless service provider in two geographic clusters in the Midwest and Southeast, primarily serving small cities and rural areas. In our Puerto Rico-based Caribbean service area, which also includes operations in the Dominican Republic and the U.S. Virgin Islands, we are a facilities-based, fully integrated communications service provider offering both wireless and, in Puerto Rico and the Dominican Republic, broadband communications services to business and residential customers. We believe our tailored approach to serving local markets and our local scale and knowledge has led to a strong track record of success. Our vision is to be the premier regional telecommunications service provider by tailoring the ultimate customer experience in the markets we serve. For fiscal 2005, our revenue and net income were $882.4 million and $25.6 million, respectively.
Our Operations

U.S. Wireless
      In the United States, we provide digital wireless service in two geographic clusters, covering approximately 8.6 million Net Pops. Our Midwest cluster includes parts of Indiana, Michigan and Ohio and our Southeast cluster includes parts of Louisiana, Mississippi and Texas. Through clustering, we believe we are able to achieve critical mass and operating efficiencies while developing a well-known and trusted brand and a strong local market presence. Further, these clusters are near or in between major metropolitan markets, and we benefit from the traffic generated by subscribers of other wireless service providers who travel into our coverage areas. Furthermore, we have long-term roaming agreements with many wireless carriers, which enable us to offer our retail customers regional and national plans at attractive rates. We market our services in the United States under the name Centennial Wireless and, as of November 30, 2005, we served approximately 614,100 subscribers.
      We hold licenses for 25 MHz of spectrum in the 850 MHz frequency band in 30 U.S. wireless markets that cover approximately 6.1 million Net Pops. We believe our 850 MHz cellular spectrum, which has favorable transmission characteristics, provides us with a strategic advantage over the personal communications service, or PCS, operators in our markets which utilize 1900 MHz spectrum. In fiscal 2005, we acquired licenses for 10 MHz of spectrum in the 1900 MHz frequency band in seven markets covering approximately 2.5 million Net Pops that are contiguous to our cellular markets in the Midwest.
      Our network currently employs GSM technology that supports GPRS (general packet radio service) advanced data technology. In addition, our network employs TDMA (time division multiple access) and analog technologies. Our GSM/ GPRS network aligns our technology with our largest roaming partners. We launched GSM service in our Midwest cluster in November 2003 and in our Southeast cluster in November 2004. GSM service is currently available at all of our U.S. wireless cell sites and allows for greater functionality of phones and greater network efficiency. As of November 30, 2005, approximately 56% of our subscribers were utilizing our GSM/ GPRS network, up from approximately 16% as of November 30, 2004.

Caribbean Operations
      We offer wireless and broadband communications services in Puerto Rico and the Dominican Republic and wireless services in the U.S. Virgin Islands. We derived approximately 84% of our Caribbean revenue for fiscal 2005 from our Puerto Rico operations. Puerto Rico is a U.S. dollar-denominated and Federal Communications Commission, or FCC, regulated commonwealth of the United States. San Juan, the capital of Puerto Rico, ranks as the 21st largest market in terms of population and has the second highest population density of any U.S. wireless market.
      Caribbean Wireless. Our Caribbean wireless operations cover approximately 11.2 million Net Pops, and serve Puerto Rico, the Dominican Republic and the U.S. Virgin Islands using CDMA (code division multiple access) digital technology. We launched wireless services in Puerto Rico in December 1996, in the Dominican Republic in October 2000 and in the U.S. Virgin Islands in June 2001. As of November 30, 2005, we served approximately 724,100 wireless subscribers in our Caribbean markets.
      We believe wireless telecommunications services are continuing to experience significant growth in our Caribbean operating region due to lower wireless penetration and lower wireline teledensity as compared to the United States. We also believe that lower wireline teledensity has resulted in significant substitution of wireline services with wireless services. This is supported by the relatively high levels of postpaid subscriber average monthly minutes of use in our Puerto Rico markets. For example, our average monthly minutes of use per postpaid subscriber in Puerto Rico for the twelve months ended November 30, 2005 was 1,438 minutes, reflecting a 9% increase from 1,321 minutes of use for the twelve months ended November 30, 2004. This compares to an industry-wide average of approximately 664 minutes of use per month per postpaid subscriber in the United States for the six months ended June 30, 2005 according to the Cellular Telecommunications and Internet Association, or CTIA. For this reason, in Puerto Rico, we focus on postpaid users generating higher minutes of use, thereby yielding higher revenue per average wireless customer or ARPUs.
      We provide wireless services in Puerto Rico pursuant to a 30 MHz license in the 1900 MHz frequency band that also covers the U.S. Virgin Islands. Our high quality and cost efficient network is critical to our strategy of targeting high usage postpaid wireless customers. Our wireless network benefits from using the facilities of our owned high capacity fiber-optic network in Puerto Rico, decreasing marginal network costs and increasing quality of service. We recently completed the replacement and upgrade of our wireless network in Puerto Rico to employ the latest generation of CDMA 1xRTT technology at all of our cell sites. We believe this upgrade will improve network reliability and performance, lower ongoing operating expenses and make further upgrades more capital efficient. As an extension of this upgrade, we have begun to deploy EV-DO (Evolution Data Optimized) technology in order to provide broadband wireless data services with peak data transmission speeds of up to 2.4 Mbps (megabytes per second). Wireless data services are becoming increasingly important to customers and we have successfully launched a number of wireless data services including SMS (short message services), also known as text messaging, picture messaging, push email and downloads. We believe we are well positioned to provide significant customer value in delivering bandwidth-based data services by combining the capabilities of our high quality and high capacity wireless and fiber-optic networks.
      In the Dominican Republic, we own 100% of the preferred stock and 80% of the common stock of All America Cables and Radio, Inc., our Dominican Republic subsidiary, which operates under the name Centennial Dominicana and holds a 30 MHz license at the 1900 MHz frequency band. During fiscal 2005, we increased our wireless network coverage and distribution channels, which led to a significant increase in subscribers in our Dominican Republic operations. Our Dominican Republic wireless business has focused on marketing a mix of postpaid, prepaid and hybrid (having elements of both postpaid and prepaid) plans. Subscriber acquisition costs for prepaid and hybrid plans are lower than for postpaid plans, thereby enabling us to service these customers profitably.
      Caribbean Broadband. Our Caribbean business includes broadband communications services in Puerto Rico and the Dominican Republic. We launched broadband services in Puerto Rico in August 1997 and in the Dominican Republic in April 2000.

      In Puerto Rico, we have built a fully integrated communications company and are the only significant facilities-based competitive local exchange carrier, or CLEC, on the island. We focus on serving large and medium-size businesses and provide a full suite of telecommunications services, including switched voice, private line services, voice over internet protocol (VOIP), international long distance, high capacity data, toll-free and Internet-related services over our terrestrial and undersea fiber-optic and microwave networks. The majority of our revenues are generated from enterprise customers, however, we also generate significant revenues from serving other telecommunications carriers. In Puerto Rico, we provide connectivity between the cell sites and switching equipment for most of the wireless carriers, provide backhaul capacity for the long distance carriers and provide a variety of services to Internet Service Providers, or ISPs. We also provide backhaul capacity to support the VOIP telephony offering of one of the cable television companies in Puerto Rico and the Internet backbone for another cable provider on the island. Our broadband business customers in Puerto Rico include, among others, America Online, Inc., Cisco Systems, Inc., Hewlett-Packard Company, Lucent Technologies Inc., Microsoft Corporation, Pfizer Inc., the Procter & Gamble Company, Sprint Nextel Corp. and Wal-Mart.
      In the Dominican Republic, we own and operate a terrestrial fiber-optic network and offer broadband communications services in Santo Domingo, the country’s capital. Currently, the majority of our broadband revenue in the Dominican Republic is derived from terminating the long-distance traffic of other carriers originating in the United States.
      To complement our terrestrial fiber-optic networks, we own significant undersea fiber-optic network capacity connecting key markets in the Caribbean with our international gateway switch in Miami, Florida. This extensive fiber-optic network allows us to offer customers with operations in our Caribbean service area low-cost, high-quality, end-to-end broadband solutions. For example, we provide America Online, Inc. with telecommunications services to enable it to bring its Internet services to Puerto Rico. We are constructing a new undersea fiber-optic cable between Puerto Rico and St. Croix, U.S. Virgin Islands. This new cable is expected to be operational by mid-2006 and will interconnect with our existing undersea capacity and terminate in the United States.
Our Strengths
      Focused on Rapidly Growing Segments of the Telecommunications Industry. The wireless industry is one of the fastest growing segments of the U.S. telecommunications sector, with a compound annual growth rate in revenue of 18% from $52.0 billion in 2000 to $101.0 billion in 2004. During fiscal 2005, approximately 85% of our revenue was derived from our wireless businesses. The remainder of our revenue in fiscal 2005 was in the broadband segment, another rapidly growing segment of the telecommunications sector. Our Caribbean broadband segment is the fastest growing of our operating segments and also has the highest adjusted operating income margin. We believe we are well positioned to continue to capitalize on these growth opportunities due to our tailored local marketing and emphasis on customer service.
      Operate in Attractive U.S. and Caribbean Markets. We believe our U.S. wireless markets are attractive as they are comprised of small cities and rural areas where we have been successful in establishing a strong local market presence and brand identity. In addition, our U.S. markets are located near or in between several major metropolitan areas. As a result, we benefit from high levels of roaming traffic when customers of other wireless companies travel into or through our markets. We also believe the Caribbean is an attractive region in which to operate telecommunications businesses. Puerto Rico and the Dominican Republic are large, politically stable markets that have historically been underserved by the incumbent wireline provider and as a consequence have lower penetration rates and lower teledensity rates than the United States for both wireless and wireline telecommunications services. The wireless penetration rates for 2004 for Puerto Rico and the Dominican Republic were approximately 46% and 29%, respectively, as compared to approximately 61% for the United States according to Pyramid Research, the Instituto Dominicano de las Telecomunicaciones and CTIA, respectively. In addition, the population densities and island geographies of both Puerto Rico and the Dominican Republic make deployment of telecommunications infrastructure and reach of marketing programs efficient. We estimate that Puerto Rico and the Dominican Republic combined represent an approximately $4.0 billion telecommunications market. We have established wireless and broadband operations in each of these markets and believe we are well positioned to expand these operations and capture additional market share.
      Tailored Local Services and Extensive Direct Distribution. We believe that we are able to give our markets more focused attention than the national and multinational telecommunications operators with whom we compete. Our tailored local marketing and emphasis on customer service have contributed to customer satisfaction, loyalty and brand awareness. We tailor our brand message and value proposition to the needs of our customers, which vary by service area. We believe this allows us to better serve our customers than national providers, who tend to offer common products and services across all of their markets. For example, in Puerto Rico, where subscribers more frequently use their wireless phone as a substitute for wireline service, we emphasize rate plans that maximize minutes included rather than the lowest-priced solution. Our high customer service levels were recognized in March 2005 when we were ranked the number one carrier in Puerto Rico in customer service by AC Nielsen and in June 2005 when we were named the leading telecommunications provider (wireline and wireless) by the Puerto Rico Chamber of Commerce. In addition, we believe a key competitive advantage is our ability to interact directly with customers through our extensive company-owned distribution network and thus better manage our customer relations. Approximately 94% of our postpaid wireless sales in the United States and Puerto Rico and substantially all our broadband sales are made through our extensive company-owned distribution network, consisting of 92 stores, 110 kiosks and over 1,100 sales associates as of November 30, 2005. We believe we have the most direct distribution among our competitors in our local markets.
      High Quality, Leading Technology Networks. We believe that the quality and coverage of our networks are integral to our success. We have recently upgraded all of our wireless networks to employ latest generation technology. In Puerto Rico, we recently completed the replacement and upgrade of our CDMA 1xRTT network and have begun to deploy EV-DO technology in order to offer higher speed data services. We have also improved our network in the Dominican Republic through a network upgrade and by expanding our network coverage. During fiscal 2005, we completed an overlay of GSM/ GPRS technology at all of our U.S. cell sites, which significantly enhanced our network capabilities and allows us to offer a superior selection of handsets in terms of price, functionality and style. We believe these upgrades will collectively improve our network reliability and performance and lower our operating and capital expenditures in the future.
      Advanced Owned Fiber-Optic Network in the Caribbean. In Puerto Rico, we are the only significant facilities-based CLEC on the island. Our extensive terrestrial fiber-optic and undersea network supports all of our services in the Caribbean and allows us to offer our customers a single-vendor solution for broadband connectivity within our Caribbean markets and to the United States. We believe our network offers competitive advantages, including speed and reliability, over our main competitor, Puerto Rico Telephone Company (“PRTC”), which primarily operates a legacy copper network. Our broadband and wireless businesses share our network and business infrastructure, which enables us to transmit traffic more cost efficiently than our competitors who do not own broadband networks.
      Strong Management Team. Our management team has an average of 18 years of telecommunications industry experience. Since we began offering wireless services in the United States in 1988 and launched services in the Caribbean in 1996, we have, under the leadership of our management team, significantly grown each of our businesses and have developed a sales and service philosophy that is tailored to each of our local markets and which we believe is instrumental to our growth and success.
Our Business Strategy
      Focus on Retail Subscriber Growth in U.S. Wireless. Our core focus in our U.S. Wireless segment is to grow our retail business and associated revenues and cash flows. Over the past three years, we have improved our retail profitability to levels that we believe are among the highest in the industry. We are currently focused on generating subscriber growth supported by our recent expansion into new markets. In May 2005, we began offering services in Grand Rapids and Lansing, Michigan which are located between and contiguous to our existing markets. These new markets cover approximately 1.4 million Net Pops. We believe this expansion will improve our competitive position in our Midwest cluster by enabling us to better market our services to more of our existing footprint, while simultaneously expanding our footprint to key new markets in Michigan. We expect the expanded footprint will also lower our roaming costs by increasing the percentage of on-network minutes used by our customers. As a result of recent spectrum acquisitions, we also have additional, unbuilt contiguous spectrum in our Midwest cluster covering approximately 1.0 million Net Pops.
      Integrate our Wireless and Broadband Assets in Puerto Rico. We are in the process of integrating and realigning our wireless and broadband businesses in Puerto Rico into two new units — business and consumer. We believe this change will help us better serve the needs of our customers, particularly our enterprise customers, and will allow us to better combine the capabilities of our fiber-optic and wireless network assets. We believe there is a significant selling opportunity to market our wireless services to our base of corporate broadband customers on a bundled basis. We believe that our unique combination of both wireless and broadband network assets in Puerto Rico positions us to leverage these assets and customer relationships to capture greater revenue share of our broadband enterprise customers and lower the churn of our wireless customers.
      Develop and Promote Wireless Data Offerings. Wireless data services are among the fastest growing areas of the mobile telecommunications industry. We have upgraded our networks to take advantage of this growth opportunity and have begun offering a range of messaging services to our customers including text messaging, picture messaging and multimedia messaging. In addition, our customers can access the Internet directly from their handsets and can download a variety of games, ring tones and other applications. In Puerto Rico, we are deploying EV-DO technology which will provide a broadband-like wireless data experience with peak speeds of up to 2.4 Mbps and will provide faster downloading when accessing the Internet and retrieving e-mail. We intend to utilize our local scale and market intelligence to tailor our data offerings to each of our local markets.
      Continue to Build Our Brand. We believe brand development is essential in the increasingly competitive telecommunications marketplace. Our brand emphasizes a superior customer experience by providing a quality network, pleasant, hassle-free point of sales experience and effective and knowledgeable customer service. As a regional telecommunications provider, we believe we are able to more effectively tailor our brand to the wireless markets we serve: Trusted Advisor and Blue-Shirt Promise in the United States and Centennial En Confianza in Puerto Rico and the Dominican Republic. We believe our brand-building efforts have contributed to our ability to attract and retain customers in each of our markets.
The Transactions
      We used the net proceeds of the offering of the Restricted Bonds (which were offered at 99% of their principal amount), which closed on December 21, 2005, together with approximately $106.2 million of available cash, to pay a special cash distribution to Centennial’s equityholders in the aggregate amount of approximately $591.3 million, to prepay $39.5 million of the term loan under our senior credit facility and to pay related fees and expenses. The special cash distribution was paid on January 5, 2006. In connection with the offering of Restricted Bonds, we entered into an amendment to the senior credit facility as of December 21, 2005 which allowed the issuance of the Restricted Bonds and the payment of the special cash distribution. In this prospectus, we refer to Centennial’s offering of the Restricted Bonds, the amendment to the senior credit facility, the special cash distribution to equityholders, the prepayment of a portion of the term loan under the senior credit facility and the payment of related fees and expenses as the “Transactions.”

Organizational Structure
      The following chart sets forth our organizational structure and outstanding indebtedness assuming the Transactions had occurred as of November 30, 2005.

(1)	Centennial is the sole issuer of the Notes.

(2)	Centennial is a co-issuer of the 8 1/8% Senior Notes due 2014, or the 2014 Senior Notes, a co-issuer of the 10 1/8% Senior Notes due 2013, or the 2013 Senior Notes, a co-issuer of the 10 3/4% Senior Subordinated Notes due 2008, or the 2008 Senior Subordinated Notes, and a guarantor of the senior credit facility.

(3)	Centennial Cellular is a co-issuer of the 2014 Senior Notes, a co-issuer of the 2013 Senior Notes, a co-issuer of the 2008 Senior Subordinated Notes and a co-borrower and guarantor under the senior credit facility.

(4)	Centennial Puerto Rico is a co-issuer of the 2014 Senior Notes, a guarantor of the 2013 Senior Notes, a guarantor of the 2008 Senior Subordinated Notes and a co-borrower and guarantor under the senior credit facility.

(5)	The direct and indirect U.S. subsidiaries of Centennial are guarantors under the senior credit facility.

(6)	As of November 30, 2005, $145.0 million principal amount of 2008 Senior Subordinated Notes, $500.0 million principal amount of 2013 Senior Notes and $325.0 million principal amount of 2014 Senior Notes was outstanding.

(7)	The senior credit facility includes a seven-year term loan facility, of which $550.0 million would have remained outstanding at November 30, 2005 after giving pro forma effect to our prepayment of $39.5 million under the term loan in connection with the Transactions, and a six-year $150.0 million revolving credit facility under which there was approximately $150.0 million of availability as of November 30, 2005.

    Centennial Communications Corp. was incorporated in the State of Delaware in 1988. Our principal executive offices are located at 3349 Route 138, Building A, Wall, New Jersey 07719. Our main telephone number is (732) 556-2200. Our website is www.centennialwireless.com. Information on our website does not constitute a part of this prospectus.

SUMMARY DESCRIPTION OF THE EXCHANGE OFFERS
      On December 21, 2005, we completed the private offering of $350.0 million aggregate principal amount of Floating Rate Restricted Bonds and $200.0 million aggregate principal amount of Fixed Rate Restricted Bonds. As part of that offering, we entered into registration rights agreements with the initial purchaser of those Restricted Bonds in which we agreed, among other things, to complete exchange offers for each series of Restricted Bonds. Below is a summary of the exchange offers.

Restricted Bonds	$350.0 million aggregate principal amount of Senior Floating Rate Notes due 2013 issued on December 21, 2005.

$200.0 million aggregate principal amount of 10% Senior Notes due 2013 issued on December 21, 2005.

Exchange Bonds	$350.0 million aggregate principal amount of Senior Floating Rate Notes due 2013 and $200.0 aggregate million principal amount of 10% Senior Notes due 2013, the issuance of which has been registered under the Securities Act of 1933, as amended (the “Securities Act”). The form and terms of each series of Exchange Bonds are identical in all material respects to those of the applicable series of Restricted Bonds, except that the transfer restrictions, registration rights and additional interest provisions relating to the Restricted Bonds do not apply to the Exchange Bonds.

Exchange Offers	We are offering to issue up to $350.0 million principal amount of Floating Rate Exchange Bonds, in exchange for a like principal amount of the Floating Rate Restricted Bonds, to satisfy our obligations under the registration rights agreement that we entered into when the Floating Rate Restricted Bonds were issued in reliance upon the exemptions from registration provided by Rule 144A and Regulation S of the Securities Act.

We are offering to issue up to $200.0 million principal amount of Fixed Rate Exchange Bonds, in exchange for a like principal amount of the Fixed Rate Restricted Bonds, to satisfy our obligations under the registration rights agreement that we entered into when the Fixed Rate Restricted Bonds were issued in reliance upon the exemptions from registration provided by Rule 144A and Regulation S of the Securities Act.

Expiration Date; Tenders	Each exchange offer will expire at 5:00 p.m., New York City time, on March 23, 2006, unless the applicable exchange offer is extended in our sole and absolute discretion. By tendering your Restricted Bonds in the applicable exchange offer, you represent to us that:

• you are not our “affiliate,” as defined in Rule 405 under the Securities Act;

• you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the Exchange Bonds;

• you are acquiring the Exchange Bonds in your ordinary course of business; and

• if you are a broker-dealer, you will receive the Exchange Bonds for your own account in exchange for Restricted Bonds that were acquired by you as a result of your market-making or other trading activities and you will deliver a prospectus in connection with any resale of the Exchange Bonds you receive. For further information regarding resales of the Exchange Bonds by participating broker-dealers, see the discussion under the caption “Plan of Distribution.”

Withdrawal	You may withdraw any Restricted Bonds tendered in the applicable exchange offer at any time prior to the applicable expiration date.

Conditions to the Exchange Offers	The exchange offers are subject to customary conditions, which we may waive. See the discussion below under the caption “The Exchange Offers — Conditions to the Exchange Offers” for more information regarding the conditions to the exchange offers.

Procedures for Tendering the Restricted Bonds	Except as described in the section titled “The Exchange Offers — Procedures for Tendering Restricted Bonds,” a tendering holder must, on or prior to the expiration date, transmit an agent’s message to the exchange agent at the address listed in this prospectus. In order for your tender to be considered valid, the exchange agent must receive a confirmation of book entry transfer of your Restricted Bonds into the exchange agent’s account at The Depository Trust Company (“DTC”) prior to the expiration or termination of the applicable exchange offer.

Special Procedures for Beneficial Owners	If you are a beneficial owner whose Restricted Bonds are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender your Restricted Bonds in the applicable exchange offer, you should promptly contact the person in whose name the Restricted Bonds are registered and instruct that person to tender on your behalf. Any registered holder that is a participant in DTC’s book-entry transfer facility system may make book-entry delivery of the Restricted Bonds by causing DTC to transfer the Restricted Bonds into the exchange agent’s account.

Material Federal Income Tax Considerations	The exchange of the Restricted Bonds for Exchange Bonds in the applicable exchange offer will not be a taxable transaction for United States federal income tax purposes. See the discussion under the caption “Material United States Federal Tax Considerations” for more information regarding the tax consequences to you of the exchange offers.

Use of Proceeds	We will not receive any proceeds from the exchange offers.

Exchange Agent	U.S. Bank National Association is the exchange agent for the exchange offers. You can find the address and telephone number of the exchange agent below under the caption “The Exchange Offers — Exchange Agent.”

Resales	Based on interpretations of the Securities Act by the staff of the SEC, as detailed in a series of no-action letters issued to third parties, we believe that the Exchange Bonds issued in the exchange offers may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

• you are acquiring the Exchange Bonds in the ordinary course of your business;

• you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the Exchange Bonds; and

• you are not an affiliate of ours.

If you are an affiliate of ours, are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the Exchange Bonds:

• you cannot rely on the applicable interpretations of the staff of the SEC;

• you will not be entitled to participate in the exchange offers; and

• you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

See the discussion below under the caption “The Exchange Offers — Consequences of Exchanging or Failing to Exchange Restricted Bonds” for more information.

Broker-Dealer	Each broker or dealer that receives Exchange Bonds for its own account in exchange for Restricted Bonds that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer to resell or other transfer of the Exchange Bonds issued in the exchange offers, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the Exchange Bonds.

Furthermore, any broker-dealer that acquired any of its Restricted Bonds directly from us:

• may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

• must also be named as a selling bondholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Bonds received in exchange for Restricted Bonds which were received by such broker-dealer as a result of market making activities or other trading activities. We have agreed that for a period of up to 120 days after the consummation of the applicable exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution” for more information.

Registration Rights Agreements	When we issued the Restricted Bonds on December 21, 2005, we entered into registration rights agreements with the initial purchaser of the Restricted Bonds. Under the terms of the registration rights agreements, we agreed to file a registration statement relating to the Restricted Bonds for the Exchange Bonds.

We also agreed to file a shelf registration statement under certain circumstances. If we fail to satisfy these obligations, we have agreed to pay additional interest to the holders of the Restricted Bonds under certain circumstances. See “Description of the Exchange Bonds — Registration Rights.”
CONSEQUENCES OF NOT EXCHANGING RESTRICTED BONDS
      If you do not exchange your Restricted Bonds in the applicable exchange offer, your Restricted Bonds will continue to be subject to the restrictions on transfer currently applicable to the Restricted Bonds. In general, you may offer or sell your Restricted Bonds only:

•	if they are registered under the Securities Act and applicable state securities laws;

•	if they are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or

•	if they are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.
      We do not currently intend to register the Restricted Bonds under the Securities Act. Under some circumstances, however, holders of the Restricted Bonds, including holders who are not permitted to participate in the applicable exchange offer or who may not freely resell Exchange Bonds received in the applicable exchange offer, may require us to file, and to cause to become effective, a shelf registration statement covering resales of Restricted Bonds by these holders. For more information regarding the consequences of not tendering your Restricted Bonds and our obligation to file a shelf registration statement, see “The Exchange Offers — Consequences of Exchanging or Failing to Exchange Restricted Bonds” and “Description of the Exchange Bonds — Registration Rights.”

SUMMARY DESCRIPTION OF THE EXCHANGE BONDS
      The following summary is provided solely for your convenience. This summary is not intended to be complete. For a more detailed description of the notes, see “Description of the Exchange Bonds.”

Issuer	Centennial Communications Corp.

Securities Offered

Floating Rate Exchange Bonds	$350.0 million aggregate principal amount of Senior Floating Rate Notes due 2013.

Fixed Rate Exchange Bonds	$200.0 million aggregate principal amount of 10% Senior Notes due 2013.

Maturity Date

Floating Rate Exchange Bonds	The Floating Rate Exchange Bonds will mature on January 1, 2013.

Fixed Rate Exchange Bonds	The Fixed Rate Exchange Bonds will mature on January 1, 2013.

Interest

Floating Rate Exchange Bonds	The Floating Rate Exchange Bonds will bear interest at a floating rate, which will be reset quarterly, based on three-month London Interbank Offered Rate plus 5.75% payable quarterly in arrears, on January 1, April 1, July 1 and October 1 of each year, commencing on April 1, 2006.

Fixed Rate Exchange Bonds	The Fixed Rate Exchange Bonds will bear interest at a rate per annum equal to 10%, payable semi-annually in arrears on April 1 and October 1 of each year, commencing on April 1, 2006.

Ranking	The Exchange Bonds will be Centennial’s senior unsecured obligations. The Exchange Bonds will rank:

• equally with all of Centennial’s existing and future senior unsecured indebtedness;

• senior to all of Centennial’s existing and future subordinated indebtedness;

• effectively junior to all of Centennial’s secured indebtedness to the extent of the value of the collateral securing such indebtedness; and

• effectively junior to the liabilities of Centennial’s subsidiaries, including liabilities on which Centennial is a co-obligor.

As of November 30, 2005, on a pro forma basis after giving effect to the Transactions:

• there would have been $550.0 million outstanding under the senior credit facility and $60.6 million outstanding of capitalized leases and tower obligations, all of which was secured indebtedness;

• there would have been $500.0 million outstanding under the 2013 Senior Notes, $325.0 million outstanding under the 2014 Senior Notes and $550.0 million outstanding under the

Restricted Bonds, all of which was senior unsecured indebtedness;

• there would have been $145.0 million outstanding under the 2008 Senior Subordinated Notes, all of which was subordinated indebtedness; and

• Centennial’s subsidiaries would have had approximately $2.4 billion of total indebtedness and other liabilities, including indebtedness on which Centennial is a co-obligor.

Centennial is a co-obligor with certain of its subsidiaries with respect to indebtedness under the senior credit facility, the 2013 Senior Notes, the 2014 Senior Notes and the 2008 Senior Subordinated Notes. Accordingly, the Restricted Bonds are effectively junior to all such indebtedness. See “Description of the Exchange Bonds — Ranking.”

Optional Redemption

Floating Rate Bonds	Centennial may redeem some or all of the Floating Rate Bonds at any time on or after January 1, 2008, at the redemption prices described in this prospectus, plus accrued and unpaid interest to, but not including, the date of redemption. In addition, before January 1, 2008, Centennial may redeem up to 35% of the aggregate principal amount of the Floating Rate Bonds with the net proceeds of certain equity offerings.

Fixed Rate Bonds	Centennial may redeem some or all of the Fixed Rate Bonds at any time on or after January 1, 2009, at the redemption prices described in this prospectus, plus accrued and unpaid interest to, but not including, the date of redemption.

In addition, before January 1, 2009, Centennial may redeem up to 35% of the aggregate principal amount of the Fixed Rate Bonds with the net proceeds of certain equity offerings.

In addition, before January 1, 2009, Centennial may redeem all of the aggregate principal amount of the Fixed Rate Bonds upon certain change of control events at the redemption prices described in this prospectus, plus accrued and unpaid interest to, but not including, the date of redemption.

In addition, before January 1, 2009, Centennial may redeem all of the aggregate principal amount of the Fixed Rate Bonds in connection with certain asset sales at the redemption prices described in this prospectus, plus accrued and unpaid interest to, but not including, the date of redemption.

Change of Control	If Centennial experiences a change of control and does not exercise its right to redeem all of the Exchange Bonds, if applicable, it will be required to make an offer to repurchase the Exchange Bonds at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of repurchase.

Restrictive Covenants	The indentures that govern the Exchange Bonds contain covenants that, among other things, limit Centennial’s ability and the ability of certain of its subsidiaries to:

• incur or guarantee additional indebtedness or issue preferred stock;

• grant liens on assets;

• pay dividends or make distributions to Centennial’s stockholders;

• repurchase or redeem capital stock or subordinated indebtedness;

• make investments or acquisitions;

• incur restrictions on the ability of Centennial’s subsidiaries to pay dividends or to make other payments to Centennial;

• enter into transactions with Centennial’s affiliates;

• merge or consolidate with other companies or transfer all or substantially all of Centennial’s assets; and

• transfer or sell assets.

These covenants are subject to a number of important limitations and exceptions as described under “Description of the Exchange Bonds — Certain Covenants.” In addition, substantially all of the covenants will terminate with respect to a series of Exchange Bonds before such series of Exchange Bonds matures if two specified ratings agencies assign such series of Exchange Bonds an investment grade rating in the future and no events of default exist under the indenture related to such series of bonds. Any covenants that cease to apply to us as a result of achieving an investment grade rating will not be restored, even if the credit rating assigned to such series of Exchange Bonds later falls below an investment grade rating. See “Description of the Exchange Bonds — Termination of Certain Covenants.”
RISK FACTORS
      Investment in the notes involves substantial risks. See “Risk Factors” immediately following this summary for a discussion of certain risks relating to an investment in the notes.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
      The following sets forth our summary consolidated financial and operating data as of May 31, 2005, and for the fiscal years ended May 31, 2005, 2004 and 2003 and as of November 30, 2005 and for the six months ended November 30, 2005 and 2004. The financial data as of May 31, 2005 and for the fiscal years ended May 31, 2005, 2004 and 2003 are derived from our audited consolidated financial statements and the related notes included in our Annual Report on Form 10-K/ A which is incorporated by reference herein. The summary consolidated financial data as of November 30, 2005 and for the six months ended November 30, 2005 and 2004, are derived from our unaudited interim condensed consolidated financial statements included in our Quarterly Report on Form 10-Q which is incorporated by reference herein. In the opinion of management, the summary consolidated financial data as of November 30, 2005 and for the six months ended November 30, 2005 and 2004, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the results of operations for the interim periods presented. The operating results for the six months ended November 30, 2005, are not necessarily indicative of the results that may be expected for the entire fiscal year. Our financial statements for the fiscal year ended May 31, 2005 have been restated to correct our accounting for the sale of our previously owned cable television subsidiary, Centennial Puerto Rico Cable TV Corp., to provide a full valuation allowance against certain deferred tax assets that may not be realizable as a result of the sale. You should read this information in conjunction with “Selected Historical Consolidated Financial and Operating Data” elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Continuing Operations — Liquidity and Capital Resources” and our consolidated financial statements and related notes included in our Annual Report on Form 10-K/ A which is incorporated by reference herein. See Note 3 to our consolidated financial statements for the year ended May 31, 2005, regarding acquisitions and dispositions and the effect of such acquisitions and dispositions on the comparability of our historical consolidated financial statements.

	Six Months Ended
	November 30,		Fiscal Year Ended May 31,

	2005	2004	2005(11)	2004	2003

	(Dollar amounts in thousands except per customer data)
Consolidated Statement of Operations Data(1)
Revenue:
Service revenue	$454,713	$417,053	$852,869	$749,790	$674,396
Equipment sales	18,110	13,838	29,558	30,978	27,462

Total revenue	472,823	430,891	882,427	780,768	701,858

Costs and Expenses:
Cost of services (exclusive of depreciation and amortization shown below)	99,663	82,084	166,050	143,189	135,528
Cost of equipment sold	51,891	44,241	94,331	86,071	70,876
Sales and marketing	52,034	46,627	95,977	88,960	89,333
General and administrative	83,837	76,584	159,708	148,610	125,059
Depreciation and amortization	64,770	58,765	202,053	118,124	116,169
Loss on impairment of assets	—	—	—	—	24,338(2)
Loss (gain) on disposition of assets	388	(14,932)	(14,462)	641	(1,441)

Total costs and expenses	352,583	293,369	703,657	585,595	559,862

Operating income	120,240	137,522	178,770	195,173	141,996
Interest expense — net	(68,480)	(73,417)	(145,041)	(162,922)	(145,512)

	Six Months Ended
	November 30,		Fiscal Year Ended May 31,

	2005	2004	2005(11)	2004	2003

	(Dollar amounts in thousands except per customer data)
Loss on extinguishment of debt	—	—	(9,052)	(39,176)	—
Other (expense) income	(845)	(2,082)	(2,500)	36	(1,045)

Income (loss) from continuing operations before income tax expense, minority interest in income of subsidiaries and income from equity investments	50,915	62,023	22,177	(6,889)	(4,561)
Income tax expense	(28,068)	(32,819)	(2,154)	(9,585)	(9,657)

Income (loss) from continuing operations before minority interest in income of subsidiaries and income from equity investments	22,847	29,204	20,023	(16,474)	(14,218)
Minority interest in income of subsidiaries(3)	(439)	(451)	(934)	(627)	(489)
Income from equity investments(4)	445	290	540	143	192

Income (loss) from continuing operations	22,853	29,043	19,629	(16,958)	(14,515)

Discontinued operations:
Income (loss)	—	1,487	2,767	(8,967)	(176,692)
Gain on disposition	100	—	62,573	—	—
Tax (expense) benefit	(35)	(719)	(59,348)	3,133	79,561

Income (loss) from discontinued operations	65	768	5,992	(5,834)	(97,131)

Net income (loss)	$22,918	$29,811	$25,621	$(22,792)	$(111,646)

Other Consolidated Data(1):
Net cash provided by operating activities	$116,981	$98,618	$193,501	$205,174	$192,526
Net cash used in investing activities	$(65,727)	$(63,838)	$(14,429)	$(130,488)	$(108,015)
Net cash used in financing activities	$(438)	$(2,612)	$(158,356)	$(35,130)	$(45,834)
Capital expenditures	$65,736	$64,283	$170,687	$127,716	$123,564
Total debt less cash and cash equivalents(5)	1,436,486	1,632,397	$1,486,289	$1,662,154	$1,686,946
Segment Data
U.S. Wireless(1)
Revenue	$218,783	$201,029	$399,030	$370,200	$355,629
Adjusted operating income(6)	$80,841	$89,470	$167,713	$149,488	$161,122
Subscribers(5)	614,100	564,900	586,000	563,000	540,900
Postpaid churn(7)	2.1%	2.1%	2.1%	1.9%	1.9%
Penetration(8)	6.5%	8.9%	6.3%	9.1%	8.8%
Monthly revenue per average wireless customer(9)	$66	$61	$61	$56	$55
Roaming revenue	$42,690	$26,352	$56,810	$54,303	$77,632
Capital expenditures	$25,624	$25,532	$74,720	$46,882	$44,211

	Six Months Ended
	November 30,		Fiscal Year Ended May 31,

	2005	2004	2005(11)	2004	2003

	(Dollar amounts in thousands except per customer data)
Caribbean Wireless(1)
Revenue	$187,972	$168,774	$355,185	$306,212	$262,052
Adjusted operating income(6)	$71,061	$66,181	$139,636	$119,063	$94,389
Subscribers(5)	724,100	543,400	658,800	496,200	398,600(10)
Postpaid churn(7)	3.2%	2.3%	2.4%	2.4%	2.7%
Penetration(8)	5.6%	4.2%	5.1%	3.8%	3.1%
Monthly revenue per average wireless customer(9)	$44	$54	$52	$57	$58
Capital expenditures	$29,011	$25,805	$72,315	$62,894	$50,423
Caribbean Broadband(1)
Revenue	$72,089	$66,631	$139,887	$116,662	$94,179
Adjusted operating income(6)	$33,496	$25,704	$59,012	$46,900	$29,644
Fiber route miles(5)	1,214	1,146	1,177	1,106	890
Capital expenditures	$11,101	$12,946	$23,652	$17,940	$28,930

	As of November 30,	As of May 31,

	2005	2005
	(In thousands)
Balance Sheet Data(5)
Cash and cash equivalents	$183,636	$132,820
Property, plant and equipment — net	626,688	618,947
Intangible assets — net	484,113	484,776
Total assets	1,511,316	1,446,740
Current portion of long-term debt	39,260	5,738
Total debt and capital lease obligations	1,620,122	1,619,109
Stockholders’ deficit	(490,868)	(518,432)

(Dollar amounts in thousands)

(1)	The financial and operational data for fiscal 2003 includes the historical results of Infochannel Limited (disposed January 2003).

(2)	Fiscal 2003 net loss includes a non-cash charge of $24,338 to reduce the carrying value of certain of our undersea fiber-optic cable assets.

(3)	Represents the percentage share of income or losses of our consolidated subsidiaries that is allocable to unaffiliated holders of minority interests.

(4)	Represents our proportionate share of profits and losses from our interest in earnings of limited partnerships controlled and managed by other cellular operators and accounted for using the equity method.

(5)	As of period end.

(6)	Adjusted operating income represents the profitability measure of the segment — see Note 13 to the consolidated financial statements included in our Annual Report on Form 10-K/ A and Note 8 to the condensed consolidated financial statements included in our Quarterly Report on Form 10-Q which are incorporated by reference herein.

(7)	Postpaid churn refers to the aggregate number of postpaid wireless retail subscribers who cancel service during each month in a period divided by the total number of postpaid wireless retail subscribers as of the beginning of the month. Churn is stated as the average monthly churn rate for the applicable period.

(8)	The penetration rate equals the percentage of total population in our service areas who are subscribers to our wireless service as of a period-end.

(9)	Revenue per average wireless customer, which we refer to as ARPU, is defined as total monthly subscriber revenue, including roaming revenue, divided by average number of retail subscribers.

(10)	Reflects a reduction of 30,200 subscribers in fiscal 2003 resulting from the sale of Centennial Digital Jamaica in August 2002.

(11)	Such amounts have been restated — see Note 16 to the consolidated financial statements included in our Annual Report on Form 10-K/ A which is incorporated by reference herein.

RISK FACTORS
      An investment in the Exchange Bonds involves a high degree of risk. You should carefully consider the following factors and other information included in or incorporated by reference in this prospectus before investing in the Exchange Bonds. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below.
Risks Relating to the Exchange Bonds

Our substantial debt obligations could impair our liquidity and financial condition.
      Centennial is a highly leveraged company and on a pro forma basis after giving effect to the Transactions as if they had occurred as of November 30, 2005, Centennial would have had approximately $2.1 billion of indebtedness. Our ability to make payments on our debt and to fund operations and significant planned capital expenditures will depend on our ability to generate cash in the future. Net cash provided by operations for fiscal 2005 was $193.5 million. Capital expenditures were approximately $170.7 million for fiscal 2005.
      Our substantial debt service obligations could have important consequences to you, including the following:

•	limiting our ability to borrow money or sell stock to fund working capital, capital expenditures, debt service requirements or other purposes;

•	making it more difficult for us to make payments on our indebtedness, including the Exchange Bonds;

•	increasing our vulnerability to general economic and industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in our business or the industry;

•	reducing the amount of cash available for other purposes by requiring us to dedicate a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, including the Exchange Bonds;

•	increasing our vulnerability to interest rate increases as the Floating Rate Exchange Bonds and a portion of the borrowings under the senior credit facility are at variable interest rates; and

•	placing us at a competitive disadvantage to many of our competitors who are less leveraged than we are.
      The term loan portion of the senior credit facility, which on a pro forma basis after giving effect to the Transactions as if they had occurred on November 30, 2005 would have had $550.0 million outstanding, requires aggregate principal payments of approximately $6.0 million in each of fiscal 2006, 2007, 2008 and 2009, and approximately $4.5 million in fiscal 2010 and the balance of approximately $521.5 million in two equal installments of approximately $260.8 million in August 2010 and February 2011. Our 2013 Senior Notes require repayment of $500.0 million of principal in 2013 and our 2014 Senior Notes require repayment of $325.0 million of principal in 2014. The 2008 Senior Subordinated Notes and the senior credit facility mature prior to the Exchange Bonds. We do not expect our business to generate cash flow from operations in an amount sufficient to enable us to repay all of this indebtedness when it comes due. As a result, we believe we will need to refinance all or a portion of our remaining existing indebtedness prior to its maturity. However, we may not be able to refinance any or all of our indebtedness on favorable terms or at all. Additionally, the terms of the senior credit facility currently provide that, if we are unable to refinance the outstanding aggregate principal amount of our 2008 Senior Subordinated Notes six months prior to their maturity on December 15, 2008, the aggregate amount outstanding under the senior credit facility will become immediately due and payable. See “Description of

Other Indebtedness — Senior Credit Facility” elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Continuing Operations — Liquidity and Capital Resources” included in our Annual Report filed on Form 10-K/ A and in our Quarterly Report on Form 10-Q which are incorporated by reference herein.

Centennial is the sole obligor of the Exchange Bonds, and its subsidiaries do not guarantee its obligations under the Exchange Bonds and do not have any obligations with respect to the Exchange Bonds.
      Centennial is a holding company with no business operations or assets other than the capital stock of it subsidiaries. Consequently, Centennial will be dependent on dividends and other payments from its subsidiaries to make payments of principal and interest on the Exchange Bonds. However, its subsidiaries are separate and distinct legal entities and do not guarantee the Exchange Bonds. You will not have any direct claim on the cash flows or assets of Centennial’s subsidiaries, and Centennial’s operating subsidiaries have no obligation, contingent or otherwise, to pay amounts due under the Exchange Bonds or to make funds available to Centennial for these payments, whether by dividend, distribution, loan or other payments.
      The ability of Centennial’s subsidiaries to make dividends and other payments to Centennial will depend on their cash flows and earnings. The ability of Centennial’s subsidiaries to pay dividends and make distributions to Centennial may be restricted by, among other things, applicable laws and regulations and by the terms of agreements, including the indentures governing their existing indebtedness, into which they enter. In order for Centennial to pay the special cash distribution to its equityholders, its subsidiaries will make certain distributions to it and use a substantial majority of their current restricted payments capacity pursuant to the indentures governing their outstanding indebtedness. This will reduce their future ability to make distributions to Centennial in order to support Centennial’s obligations under the Exchange Bonds. If Centennial is unable to obtain funds from its subsidiaries as a result of restrictions under their debt or other agreements, applicable laws and regulations or otherwise, it may not be able to pay interest or principal on the Exchange Bonds when due. Furthermore, Centennial’s subsidiaries will be permitted under the terms of the senior credit facility and other indebtedness to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to Centennial.
      Given the restrictions in Centennial’s existing debt instruments, it currently anticipates that, in order to pay the principal amount of the Exchange Bonds at maturity or to repurchase the Exchange Bonds upon a change of control as defined in the indentures governing the Exchange Bonds, it will be required to adopt one or more alternatives, such as refinancing its indebtedness, or seeking capital contributions or loans from its affiliates. None of Centennial’s affiliates are required to make any capital contributions, loans or other payments to it with respect to its obligations on the Exchange Bonds. There can be no assurance that any of the foregoing actions could be effected on satisfactory terms, if at all, or that any of the foregoing actions would enable Centennial to refinance its indebtedness or enable Centennial to pay the principal amount of, or interest on the Exchange Bonds or that any of such actions would be permitted by the terms of any debt instruments of its subsidiaries then in effect.

The Exchange Bonds are effectively junior to the debt and liabilities of Centennial’s subsidiaries.
      Centennial has limited operations of its own and derives substantially all of its revenue and cash flows from its subsidiaries. Centennial’s subsidiaries will not guarantee either series of Exchange Bonds and creditors of Centennial’s subsidiaries (including trade creditors) will generally be entitled to payment from the assets and earnings of those subsidiaries before those assets and earnings can be distributed to Centennial. Your rights under the Exchange Bonds, therefore, will be effectively junior to those of the creditors of Centennial’s subsidiaries, including holders of indebtedness on which Centennial is a co-obligor. In the event of bankruptcy or insolvency, you may receive less, ratably, than holders of debt and other liabilities of Centennial’s subsidiaries, including holders of indebtedness on which Centennial is a co-obligor.

      As of November 30, 2005, on a pro forma basis after giving effect to the Transactions, Centennial’s subsidiaries would have had $2.4 billion of indebtedness and other liabilities, including indebtedness on which Centennial is a co-obligor, all of which would have been effectively senior to the Exchange Bonds.
      In addition, Centennial’s subsidiaries have the ability to incur a substantial amount of additional indebtedness.

If Centennial’s subsidiaries default on their obligations to pay their indebtedness, Centennial may not be able to make interest or principal payments on the Exchange Bonds.
      If Centennial’s subsidiaries are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on their indebtedness, or if they otherwise fail to comply with the various covenants, including financial and operating covenants, in their debt instruments, they could be in default under the terms of such debt instruments. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under the senior credit facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against Centennial’s assets, and Centennial could be forced into bankruptcy or insolvency proceedings. Any of the foregoing could prevent Centennial from paying interest or principal on the Exchange Bonds and substantially decrease the market value of the Exchange Bonds.

Despite current indebtedness levels, Centennial and its subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial indebtedness.
      Despite Centennial’s substantial indebtedness, Centennial and its subsidiaries may still be able to incur significantly more debt, which would further reduce the cash we have available to invest in our operations as a result of our debt service obligations. The terms of the indentures governing the Exchange Bonds, as well as the terms of the senior credit facility and the agreements governing our other indebtedness, limit, but do not prohibit, the incurrence of additional indebtedness by Centennial and its subsidiaries. As of November 30, 2005, on a pro forma basis after giving effect to the Transactions, we would have had approximately $150.0 million available for additional borrowings, as permitted under the senior credit facility. Additionally, in certain circumstances, the terms of the senior credit facility provide that available borrowings may be increased by up to $250.0 million through one or more additional term loan or revolving credit facilities. The more leveraged Centennial or its subsidiaries become, the more Centennial, and in turn the holders of its indebtedness, become exposed to the risks described above.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.
      On a pro forma basis, after giving effect to the Transactions, interest expense for fiscal 2005 would have been $199.4 million. Our ability to make payments on and to refinance our indebtedness, including the Exchange Bonds, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.
      Accordingly, we cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under the senior credit facility to enable us to pay our indebtedness, including the Exchange Bonds, or to fund other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the Exchange Bonds, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the senior credit facility, the Exchange Bonds and our outstanding notes, on commercially reasonable terms or at all.
      Without such refinancing, we could be forced to sell assets to make up for any shortfall in our payment obligations under unfavorable circumstances. The senior credit facility and the indentures governing the Exchange Bonds and our other outstanding indebtedness limit our and our subsidiaries’

ability to sell assets and will also restrict the use of proceeds from any such sale. Furthermore, the senior credit facility is secured by substantially all of our assets. Therefore, we may not be able to sell assets quickly enough or for sufficient amounts to enable us to meet our debt service obligations.

Our debt instruments include restrictive and financial covenants that limit our operating flexibility.
      The senior credit facility requires us to maintain certain financial ratios, and the senior credit facility and the indentures governing the Exchange Bonds and our other outstanding indebtedness contain covenants that, among other things, restrict our and our subsidiaries’ ability to take specific actions, even if we believe such actions are in our best interest. These include restrictions on our ability to:

•	incur additional debt;

•	create liens or negative pledges with respect to our assets;

•	pay dividends or distributions on, or redeem or repurchase, our capital stock, including distributions to Centennial;

•	make investments, loans or advances or other forms of payments;

•	prepay or defease specified indebtedness, including the Exchange Bonds;

•	enter into transactions with affiliates; or

•	merge, consolidate or sell our assets.
      Any failure to comply with the restrictions of the senior credit facility or the indentures governing the Exchange Bonds or our other outstanding indebtedness, or certain current and any subsequent financing agreements may result in an event of default under the senior credit facility or the indentures governing the Exchange Bonds or our other outstanding indebtedness. Such default may allow our creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, these creditors may be able to terminate any commitments they had made to provide us with further funds. See “Description of Other Indebtedness” for more information on our restrictive and financial covenants.

We have a substantial amount of secured indebtedness and our secured creditors would have a prior secured claim to any collateral securing the debt owed to them.
      The Exchange Bonds are general unsecured, senior obligations of Centennial, ranking senior in right of payment to all of Centennial’s subordinated debt and pari passu in right of payment to all of Centennial’s existing and future senior debt. The Exchange Bonds will effectively rank junior to all of our existing and future secured debt, to the extent of the value of the assets securing such debt, and are effectively junior to our subsidiaries’ existing or future debt and other liabilities, whether or not secured, including indebtedness on which Centennial is a co-obligor. On a pro forma basis after giving effect to the Transactions as if they occurred on November 30, 2005, we would have had $550.0 million outstanding under our credit facility and $60.6 million of capital lease and financing obligations, all of which would have been secured indebtedness.
      The Exchange Bonds are not secured by any of our assets, in contrast to the borrowings under the senior credit facility, which are secured by a security interest in substantially all our assets, including a pledge of the equity in substantially all of our subsidiaries. In the event of a liquidation, dissolution, reorganization, bankruptcy or any similar proceeding, or if our debt under the senior credit facility is accelerated, the lenders under such facilities would be entitled to exercise the remedies available to secured lenders under applicable law. In such event, our assets and those of our subsidiaries will be available to pay obligations on the Exchange Bonds only after holders of our indebtedness under the senior credit facility have been paid the value of the assets securing such debt. Accordingly, there may not be sufficient funds remaining to pay amounts due on all or any of the Exchange Bonds.

      In connection with the incurrence of the indebtedness under the senior credit facility, the lenders received a pledge of all of the capital stock of Centennial Cellular, our wholly owned subsidiary through which we hold the assets of all of our subsidiaries, including Centennial Puerto Rico, and that of its existing and future direct and indirect subsidiaries (but not to exceed 65% of the voting stock of certain foreign subsidiaries). Additionally, the lenders under the senior credit facility will generally have a lien on all of the assets of Centennial Cellular and these subsidiaries, including Centennial Puerto Rico. As a result of these pledges and liens, if we fail to meet our payment or other obligations under the senior credit facility, the lenders would be entitled to foreclose on and liquidate substantially all of our assets, to the extent required to pay our obligations under the senior credit facility. Under those circumstances, we may not have sufficient funds to service our other indebtedness, including the Exchange Bonds. As a result, the holders of the Exchange Bonds may lose a portion of or the entire value of their investment in the Exchange Bonds.

A substantial portion of our indebtedness is subject to variable interest rates.
      After giving effect to the Transactions as if they occurred as of November 30, 2005, we would have had $900.0 million of variable rate debt including $550.0 million under the senior credit facility and $350.0 million under the Floating Rate Bonds. Of the variable rate debt, $250.0 million was hedged at November 30, 2005, using an interest rate swap agreement that became effective as of March 31, 2005 and expires March 31, 2007. Subsequent to the Transactions, we entered into an interest rate swap agreement to hedge variable interest rate risk on an additional $200.0 million of variable rate debt. If we borrow additional amounts under the senior credit facility, such amounts will also be subject to variable interest rates. Therefore, an increase in interest rates would increase our interest payment obligations under the Floating Rate Bonds and the senior credit facility and have a negative effect on our cash flow and financial condition.

Federal and state statutes may allow courts, under specific circumstances, to void the Notes and require holders of the Notes to return payments received from us.
      Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, the Notes could be voided, or claims in respect of the Notes could be subordinated to all of our other debts if, among other things, at the time we incurred the indebtedness evidenced by the Notes, we:

•	received less than reasonably equivalent value or fair consideration for the obligations represented by the Notes;

•	were insolvent or rendered insolvent by reason of such indebtedness;

•	were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that we would incur, debts beyond our ability to pay as they mature.
      The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, we would be considered insolvent if:

•	the sum of our debts, including contingent liabilities, was greater than the fair saleable value of all of our assets;

•	the present fair saleable value of our assets was less than the amount that would be required to pay our probable liability on existing debts, including contingent liabilities, as they become absolute and mature; or

•	we could not pay their debts as they become due.

Centennial may not be able to raise the money necessary to finance the change of control offer required by the indentures.
      Upon the occurrence of certain specific kinds of change of control events, Centennial will be required to offer to repurchase all outstanding Notes at 101% of the principal amount plus accrued and unpaid interest to, but not including, the date of repurchase. However, it is possible that Centennial will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions under the senior credit facility, the indentures governing our other outstanding indebtedness or other agreements will not allow such repurchases. If any change of control occurs, we cannot assure you that we will have sufficient funds to satisfy all of our debt obligations. The repurchase requirements also delay or make it harder for others to effect a change of control. See “Description of the Exchange Bonds — Certain Covenants — Repurchase of Notes at the Option of the Holder upon a Change of Control.”

There is no public market for the Exchange Bonds, and we do not know if a market will ever develop or, if a market does develop, whether it will be sustained.
      The Exchange Bonds are a new issue of securities for which there is no existing trading market. Accordingly, we cannot assure you that a liquid market will develop for the Exchange Bonds, that you will be able to sell your Exchange Bonds at a particular time or that the prices that you receive when you sell the Exchange Bonds will be favorable.
      We do not intend to apply for listing or quotation of any series of bonds on any securities exchange or stock market, although our Restricted Bonds trade on the Portal Market. The liquidity of any market for the Exchange Bonds will depend on a number of factors, including:

•	the number of holders of Exchange Bonds;

•	our operating performance and financial condition;

•	our ability to complete the offer to exchange the Restricted Bonds for the Exchange Bonds;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the Exchange Bonds; and

•	prevailing interest rates.

The market price for the Exchange Bonds may be volatile.
      Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Exchange Bonds. The market for the Exchange Bonds, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of your Exchange Bonds.

A group of affiliated stockholders controls the voting power and our Board of Directors and may have interests adverse to the interests of the holders of the Exchange Bonds.
      Welsh Carson, certain of its affiliates and affiliates of The Blackstone Group collectively hold approximately 78% of our outstanding shares of common stock. Accordingly, these equity investors, directly or indirectly, control our company and have the power to elect all of our directors, appoint new management and approve or reject any action requiring the approval of stockholders, including adopting amendments to our charter and approving mergers and sales of all or substantially all of our assets. This concentration of ownership may delay or deter possible changes in control of our company, which may reduce the value of your investment. These equity investors may make decisions that are adverse to your interests.

We are a “controlled company” within the meaning of the NASDAQ rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements.
      The NASDAQ Stock Market, Inc. has established rules with respect to certain corporate governance matters, including requirements for a board consisting of a majority of independent directors, executive sessions of independent directors and independent audit, compensation and nominating committees, among others. Any company of which more than 50% of the voting power is held by an individual, group or another company, or a “controlled company,” is exempt from certain of these requirements. The Welsh Carson investors currently own more than a majority of our outstanding common stock, and therefore we qualify for and rely on certain of these exemptions. As a result, if we were no longer considered a “controlled company” we may not be in compliance with all of NASDAQ’s corporate governance standards. Accordingly, you may not have the same protections afforded to securityholders of companies that are subject to all of the NASDAQ corporate governance requirements.
Risks Relating to our Business and our Industry

Rapid and significant technological changes in the telecommunications industry may adversely affect us.
      We face rapid and significant changes in technology. In particular, the wireless telecommunications industry is experiencing significant technological changes, including:

•	migration to 3G services, which may require the purchase of licenses for additional spectrum;

•	evolving industry standards;

•	the allocation of new radio frequency spectrum in which to license and operate advanced wireless services;

•	ongoing improvements in the capacity and quality of digital technology and shorter development cycles for new products and enhancements;

•	changes in end-user requirements and preferences; and

•	development of data and broadband capabilities.
      For us to keep up with these technological changes and remain competitive, we will be required to continue to make significant capital expenditures. Customer acceptance of the services that we offer will continually be affected by technology-based differences in our product and service offerings. For example, “push-to-talk” technology, which allows subscribers to talk to each other instantly with a single push of a button, has become increasingly popular as it allows subscribers to save time on dialing or making a connection to a network. The most popular push-to-talk feature is offered by Sprint Nextel Corp. However, Verizon Wireless, Cingular, ALLTEL and others offer push-to-talk services as well. Each of these companies competes with us in many of our wireless markets. Other wireless providers are testing systems that would allow them to offer a form of push-to-talk technology to their subscribers. We do not currently offer a push-to-talk service. Calls using this technology tend to be shorter and less expensive than traditional wireless telephone service. As demand for this service continues to grow, and if other wireless providers in our service areas succeed in implementing forms of push-to-talk technology, we may have difficulty attracting and retaining subscribers, which will have an adverse effect on our business.
      In addition, customers are increasingly choosing their wireless carriers based on handset selection and pricing of handsets. As a smaller, regional carrier, we may not have access to the most technologically advanced handsets as quickly as the national wireless carriers, thereby putting us at a competitive disadvantage. Similarly, we believe that, on average, we pay more for our handsets than do the national carriers with whom we compete. This may allow our competitors to offer handsets to potential customers at more attractive prices than we can and make it more difficult for us to attract and retain our customers.
      We cannot predict the effect of technological changes on our business. Technological changes may result in increases in our capital expenditures. New technologies may be protected by patents or other intellectual property laws and therefore may not be available to us. Like others in the industry, we are uncertain about the extent of customer demand despite improvements in technology as well as the extent to which airtime and monthly access rates may continue to decline. Also, alternative technologies may be developed that provide wireless communications service or alternative service superior to that available from us. Rapid changes in technology in our market may adversely affect our business. To accommodate next generation advanced wireless products such as high-speed data and streaming video, we may be required to purchase licenses for additional spectrum. We cannot assure you that we will gain access to this spectrum at a reasonable cost or at all. Failure to provide these services could have a material adverse effect on our ability to compete with wireless carriers offering these new technologies.

We operate in a very competitive business environment, which may result in the loss of existing customers and our inability to attract new customers.
      Our principal business, wireless telephone service, is highly competitive. In the United States, we usually compete against four or five other wireless carriers in the markets we serve. PCS operators have continued to build out their networks in our service areas and we expect this trend to continue. In Puerto Rico, we compete against five other wireless carriers and in the Dominican Republic we compete against three other wireless carriers. Additional competitors may enter any of our markets in the future. Many of our existing competitors are larger than we are, hold licenses for more spectrum than we do, have greater financial resources than we do, are less leveraged than we are and have more extensive coverage areas than we do. Consolidation in the wireless industry has created and may continue to create even stronger competitors. Competition for customers is based principally upon services and features offered, system coverage, technical quality of the wireless system, price, customer service and network capacity. Some competitors may market services we do not offer, including the two-way radio dispatch, or “push-to-talk” feature and certain 3G technologies, which may make their services more attractive to customers. We expect competition to intensify as a result of the development of new technologies, products and services and as the rate of subscriber growth for the industry continues to slow. In addition, the recent mergers of Cingular and AT&T Wireless, and Sprint and Nextel as well as the entry of mobile virtual network operators, such as Virgin Mobile, have intensified the competitive environment in our markets. Furthermore, the FCC plans to auction off new wireless spectrum in June 2006 and thereafter, which may lead to additional competition from new entrants. With so many companies targeting many of the same customers, we may not be able to successfully retain our existing customers and attract new customers and as a result grow our customer base and revenue.

Our Universal Service Funding may be reduced or eliminated.
      During fiscal 2005, we received approximately $42.9 million in payments from the federal Universal Service Fund in connection with our operations in Louisiana, Michigan, Indiana, Mississippi and Puerto Rico, based on FCC rules that make such funding available to competitive carriers, including wireless carriers, operating in areas where the established landline carrier also receives such funding. However, these FCC rules are currently under review and may be changed by the FCC or legislation in a way that materially reduces or eliminates our right to obtain such funding. As such, there can be no assurance that we will continue to receive any Universal Service Funds in the future. Loss of Universal Service Fund revenues could adversely affect our results of operations.

Market prices for wireless services may continue to decline in the future.
      Market prices for wireless voice and data services have declined over the last several years and may continue to decline in the future due to increased competition. We cannot assure you that we will be able to maintain or improve our ARPU, including our approximate $73 ARPU for our postpaid subscribers in Puerto Rico. We expect significant competition among wireless providers to continue to drive service and equipment prices lower, which has been intensified by wireless number portability, and may lead to increased churn. Competition continues to intensify as wireless carriers include more equipment discounts and bundled services in their offerings, including offering more minutes and free long distance and roaming services. A continued decline in market prices could adversely affect our revenues, which would have a material adverse effect on our financial condition and results of operations and our ability to service our indebtedness, including the Exchange Bonds.

Our failure to successfully develop and incorporate wireless data services into our service offerings may have a material adverse effect on our financial and operational results.
      Wireless data services are increasingly becoming a meaningful component of many wireless carriers’ strategies and financial results. Many of the national wireless carriers have invested (and will continue to invest) significant resources to develop and deliver these new data services to their customers. As market prices for wireless voice services continue to decline, revenue from new data services helps offset some of the ARPU decline caused by lower prices for voice service. Similarly, as customers increasingly demand wireless data services as part of the core feature set for their phones, the failure to offer such services could reduce sales and increase churn. Currently, in some of our markets, our wireless data offerings are not as robust as those offered by some of our competitors and may never be. If we are unable to successfully incorporate wireless data services, including certain 3G technologies, into our service offerings, our customer additions and ARPU could decrease and our churn could increase. In addition, there can be no assurance that there will be widespread demand for advanced wireless data services, that revenues from data services will be significant, that we can provide such services on a profitable basis or that vendors will develop and make available popular applications and handsets with features, functionality and pricing desired by customers.

Roaming revenue represented 6.7% of fiscal 2005 consolidated revenue and is likely to decline in the future. Significant declines in roaming revenue could have a material adverse effect on our results of operations.
      We earn a portion of our revenue from agreements with other wireless communications providers whose customers enter our service areas and use their wireless phones, commonly referred to as roaming. Roaming rates per minute have declined over the last several years and we expect that such declines will continue for the foreseeable future. For fiscal 2005, our operations recorded $58.7 million of roaming revenue. Roaming revenue accounted for approximately 6.7% of our consolidated revenue for fiscal 2005. The combined entity of Cingular and AT&T Wireless has become our single largest roaming partner and accounted for approximately $43.8 million of our revenue in fiscal 2005. Furthermore, our roaming revenue is highly dependent on the pricing decisions made by our roaming partners. If our markets are not included in our roaming partners’ home calling areas and are instead subject to the imposition of additional roaming charges, we could see a loss of roaming minutes and revenue. We expect roaming revenue to decline over the long term and significant declines in roaming revenue could have a material adverse effect on our results of operations.

Our failure to maintain roaming arrangements could have a material adverse effect on our ability to provide service to our customers who travel outside our coverage area.
      Our roaming arrangements enable our customers to use the wireless networks of other wireless carriers when they travel outside of our licensed service area. This enables us to offer our customers regional and national rate plans that include areas for which we do not own wireless licenses. If we are not able to maintain roaming agreements with other wireless carriers on favorable terms or at all, we may no longer be able to offer these regional and national rate plans and the coverage area and pricing we offer to our customers may not be as attractive relative to the offers from our competitors. This could have a material adverse effect on our future operations and financial condition. While certain of our roaming agreements require other carriers’ customers to use our network when roaming, our roaming agreements do not prevent our roaming partners from competing directly against us in our markets. When our roaming agreements expire or are terminated, our roaming partners could choose not to renegotiate such agreements and could enter into roaming agreements with other carriers serving our markets or choose not to include our markets in their service offerings altogether, which could have a material adverse effect on our results of operation.

Our failure to effectively migrate our customers to our new GSM/ GPRS network could have a material adverse effect on our U.S. wireless operations.
      We completed the overlay of our network and launched GSM service in our Midwest cluster in November 2003 and in our Southeast cluster in October 2004. At November 30, 2005, approximately 56% of our U.S. wireless subscribers had GSM phones. We believe that customers are increasingly demanding the most technologically advanced wireless devices. The TDMA supported phones that are held by a significant portion of our existing customers lack many of the innovative features currently offered by our CDMA and GSM competitors, such as color screens and cameras. If we fail to adequately integrate GSM service into our U.S. wireless operations in the near future, our ability to attract and retain subscribers may be adversely affected. We expect that a significant number of our current customers using TDMA handsets will migrate to handsets using GSM/ GPRS technology, which may cause our cost of equipment to increase as a result of increased handset subsidies.

If we are unable to effectively manage subscriber cancellations or fail to attract new subscribers, our revenue and net growth in subscribers may be adversely affected.
      The wireless industry is extremely competitive. Among other things, the wireless industry is characterized by a high rate of churn. Churn can be the result of several competitive factors, including price, service offerings, network coverage, reliability issues and customer care concerns. Efforts to reduce churn often increase costs as we offer incentives to customers to remain users of our wireless services, and efforts to replace lost subscribers increase our customer acquisition costs. During fiscal 2005, our U.S. wireless operations lost approximately 8,300 net retail wireless subscribers. We launched wireless service in Grand Rapids and Lansing, Michigan in May 2005. Those markets are highly competitive, with up to six competitors each, and there can be no assurance that customers will choose our products and services over our competitors’ products and services. If we are unable to attract new subscribers in these new markets, our U.S. wireless operations may continue to lose customers, which would have a material adverse effect on our financial condition and results of operations. As a result, churn or our failure to attract new subscribers may reduce our revenue and increase our costs which could have a material adverse effect on our wireless operations.

Wireless number portability may increase churn and increase our marketing costs.
      Pursuant to FCC requirements, wireless carriers began providing wireless number portability in 100 designated markets on November 24, 2003 and began to do so in all other markets in May 2004. Wireless number portability allows customers to keep their wireless phone numbers when switching between service providers. Wireless number portability makes it more convenient for customers to change wireless service providers and therefore could cause churn to increase significantly. We believe wireless number portability has increased price competition and we expect it to continue to do so. As a result of wireless number portability, we have been, and may continue to be, required to grant promotional credits, subsidize product upgrades, and reduce pricing to match competitors’ initiatives in an effort to retain and attract customers.

Regulatory changes may impose restrictions that adversely affect us or cause us to incur significant unplanned costs in modifying our business plans or operations.
      The U.S. telecommunications industry is subject to federal, state and other regulations that are continually evolving. In addition, the telecommunications industry in the Dominican Republic is similarly subject to regulation and change. As new telecommunications laws and regulations are issued, we may be required to modify our business plans or operations. We cannot assure you that we can do so in a cost-effective manner. In addition, the failure by us to comply with applicable governmental regulations could result in the loss of our licenses or the assessment of penalties or fines or otherwise have a material adverse effect on our business and results of our operations. Also, there have been indications that Congress may substantially revise parts of the Telecommunications Act of 1996, or the 1996 Act, in the next few years, including regarding the Universal Service Fund. We cannot predict what effect any new legislation will have on our businesses.

      The FCC, which has jurisdiction over our operations in the United States, Puerto Rico and the U.S. Virgin Islands, and state regulatory agencies continue to issue rules implementing the requirements of the 1996 Act. These rules include the obligation of incumbent telephone companies to allow other carriers to connect to their network by reasonable means at rates based on cost. The interpretation and implementation of these and other provisions of the 1996 Act and the FCC rules implementing the 1996 Act continue to be subject to regulatory proceedings and litigation and may have a material adverse effect on our business.
      Centennial Puerto Rico is also subject to the jurisdiction of the Telecommunications Regulatory Board of Puerto Rico, or TRB. The TRB could determine that the rates for our wireline services are not cost based. The TRB could also revoke our Local Exchange Certification if we fail to comply with applicable regulations. This determination could have a material adverse effect on our business.
      Furthermore, the rapid growth and penetration of wireless services has prompted the interest of the FCC, state legislatures and state Public Utility Commissions to attempt to more closely regulate certain practices by the wireless industry, including in areas such as customer billing, terminations of service arrangements, advertising and filing of “informational” tariffs. In addition, many states and local governments have imposed and are considering imposing additional regulation and taxes on wireless services. These regulations and taxes have imposed and will continue to impose increased costs on us and may adversely affect our business. Further, federal or state governments, the government of the Commonwealth of Puerto Rico or the government of the Dominican Republic could adopt regulations or take other actions that might have a material adverse effect on our business. We are subject to siting and zoning regulations that could materially affect our ability to build new cell sites and expand our coverage. The FCC has also required wireless carriers to transmit 911 calls and provide the location of the 911 callers with an increasingly narrow geographic tolerance. We have applied for a waiver of a 911 requirement that would apply on December 15, 2005. There can be no assurance that we will receive the waiver and we may be subject to penalties and other enforcement actions. Also, in August 2005, the FCC initiated a proceeding to review the rules governing roaming services. We cannot predict the impact on us of any changes in the roaming rules. These changes could materially and adversely affect our business prospects, operating results and ability to service our debt.

We rely on a limited number of key suppliers and vendors for timely supply of equipment and services relating to our network infrastructure. If these suppliers or vendors experience problems or favor our competitors, we could fail to obtain sufficient quantities of the products and services we require to operate our businesses successfully.
      We depend on a limited number of suppliers and vendors for equipment and services relating to our network infrastructure. If these suppliers experience interruptions or other problems delivering these network components on a timely basis, our subscriber growth and operating results could suffer significantly. Our initial choice of a network infrastructure supplier can, where proprietary technology of the supplier is an integral component of the network, cause us to be effectively locked into one or a few suppliers for key network components. As a result, we have become reliant upon a limited number of network equipment manufacturers, including Nortel Networks, Ericcson, Inc. and Lucent Technologies, Inc. If it becomes necessary to seek alternative suppliers and vendors, we may be unable to obtain satisfactory replacement suppliers or vendors on economically attractive terms, on a timely basis, or at all.

If we lose our senior management, our business may be adversely affected.
      The success of our business is largely dependent on our executive officers, as well as on our ability to attract and retain other highly qualified technical and management personnel. We believe that there is, and will continue to be, intense competition for qualified personnel in the telecommunications industry, and we cannot assure you that we will be able to attract and retain the personnel necessary for the development of our business. The loss of key personnel or the failure to attract additional personnel as required could have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain “key person” life insurance on any of our key employees.

Business, political, regulatory and economic factors and severe weather may significantly affect our operations and hurt our overall performance.
      Our business is dependent on the business and economic conditions as well as consumer spending in the areas in which we operate, particularly in the Caribbean. If existing economic conditions in the Caribbean were to deteriorate, the market for wireless or other communications services in the Caribbean may be disproportionately and adversely affected due to the generally lower per capita income in the Caribbean as compared to the United States. This deterioration would also have an adverse effect on our business in the Caribbean and, because our Puerto Rico operations contribute significantly to our financial performance, on our overall financial condition and results of operations.
      Our business may be materially adversely affected by events such as hurricanes, earthquakes, labor strikes, terrorism and other factors that may generally affect the regions in which we operate. For instance, hurricanes and labor strikes significantly slow down the provisioning of services by third parties and needed repair of our network, which could adversely affect our ability to deliver telecommunications.
      Any change in Puerto Rico’s political status with the United States, or the ongoing debate about such status, could affect the economy of Puerto Rico. The ultimate effect of possible changes in Puerto Rico’s governmental and political status is uncertain and, accordingly, we cannot assure you that such changes will not materially adversely affect our business and results of operations. In addition, the economy of the Caribbean area is highly dependent on tourism. If the tourism industry declines, in particular as a result of the threat of terrorism, it could have a material adverse effect on our business.
      The Dominican Republic’s currency is the DR peso. The DR peso experienced approximately 80% devaluation against the U.S. dollar during fiscal 2004. We transact the majority of our business in the Dominican Republic in DR pesos; however, we purchase wireless phones and network infrastructure in U.S. dollars, thereby exposing us to foreign currency exchange risk. Further devaluation of the DR peso could have a material adverse effect on our Dominican Republic operations’ profitability.

Our operations in Puerto Rico may be adversely affected if changes in tax benefits available to businesses in Puerto Rico cause companies to reduce their business activities there.
      The demand for our services in Puerto Rico is significantly affected by the level of business activity on the island. Puerto Rico provides tax incentives for U.S. companies to operate in Puerto Rico and to reinvest the earnings from their Puerto Rico operations in Puerto Rico. As a result of a 1996 amendment to the U.S. Internal Revenue Code, the tax benefits available to corporations doing business in Puerto Rico phase out in annual increments through 2005. Consequently, these corporations may reduce or close their Puerto Rico operations and may reduce or eliminate their reinvestments in Puerto Rico. The changes may also reduce the incentives for new investments in Puerto Rico. As a result, such changes in the tax law could reduce demand for our services.

Wireless devices may pose health and safety risks, and driving while using a wireless phone may be prohibited; as a result, we may be subject to new regulations, and demand for our services may decrease.
      Media reports have suggested that, and studies have been undertaken to determine whether, certain radio frequency emissions from wireless handsets and cell sites may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. In addition, lawsuits have been filed against other participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage.
      If consumers’ health concerns over radio frequency emissions increase, they may be discouraged from using wireless handsets and regulators may impose restrictions on the location and operation of cell sites. These concerns could have an adverse effect on the wireless communications industry and expose wireless providers to litigation, which, even if not successful, can be costly to defend.
      Government authorities might increase regulation of wireless handsets and cell sites as a result of these health concerns and wireless companies might be held liable for costs or damages associated with these concerns. The actual or perceived risk of radio frequency emissions could also adversely affect us through a reduced subscriber growth rate, a reduction in our subscribers, reduced network usage per subscriber or reduced financing available to the wireless communications industry.
      In addition, the perceived safety risk associated with the use of a wireless device while driving may also adversely affect our results of operations. Studies have indicated that using wireless devices while driving may impair a driver’s attention. The U.S. Congress has proposed legislation that would seek to withhold a portion of federal funds from any state that does not enact legislation prohibiting an individual from using a wireless telephone while driving motor vehicles. In addition, many state and local legislative bodies have passed and proposed legislation to restrict the use of wireless telephones while driving motor vehicles. Concerns over safety risks and the effect of future legislation, if adopted and enforced in the areas we serve, could limit our ability to market and sell our wireless services. In addition, these concerns and this legislation may discourage use of our wireless devices and decrease our revenue from customers who now use their wireless telephones while driving. Further, litigation relating to accidents, deaths or serious bodily injuries allegedly incurred as a result of wireless telephone use while driving could result in damage awards against telecommunications providers, adverse publicity and further governmental regulation. Any or all of these results, if they occur, could have a material adverse effect on our results of operations and financial condition.

Our network capacity and customer service system may not be adequate and may not expand quickly enough to support our anticipated customer growth.
      Our financial and operational success depends on assuring that we have adequate network capacity and a sufficient customer support system to accommodate anticipated new customers and the related increase in usage of our network. Our wireless minutes of use continue to grow and, as a result, our networks will need to expand to meet this growth. In particular, our postpaid subscribers in the Caribbean used an average of 1,400 and 1,378 minutes during the three and six months ended November 30, 2005, respectively, as compared to 1,288 and 1,274 minutes during the three and six months ended November 30, 2004, respectively. Our postpaid subscribers in the United States used an average of 735 minutes during the six months ended November 30, 2005, as compared to 552 minutes for the same period in 2004. Our failure to expand and upgrade our networks to meet the increased usage could have a material adverse effect on our business.
      The network capacity plan relies on:

•	the availability of wireless handsets of the appropriate model and type to meet the demands and preferences of our customers;

•	the ability to obtain and construct additional cell sites and other infrastructure equipment;

•	the ability to obtain additional spectrum if required; and

•	the ability to obtain the capital to expand and upgrade our network.
      In addition, we must implement, manage and monitor effective procedures for customer activation, customer service, billing and other support services. Reliance on our customer service functions will increase as we add new customers. Our failure to timely and efficiently meet the demands for these services could decrease or slow subscriber growth or delay or otherwise impede billing and collection of amounts owed, which would adversely affect our revenue. We cannot make assurances that our customer service systems and network capacity will expand quickly enough to keep up with customer growth, and failure to do so would impair our ability to compete, which would adversely affect our results and financial operations.
      We rely heavily on our networks and the networks of other telecommunications providers to support all of our services. We are able to deliver services only to the extent that we can protect our network systems against damage from power or telecommunications failures, computer viruses, natural disasters, unauthorized access and other disruption. Should we experience a prolonged or severe system failure, our customers may choose a different provider, our reputation may be damaged and our results of operations may be adversely affected.

The loss of our licenses would adversely affect our ability to provide wireless and broadband services.
      In the United States, cellular, PCS, and microwave licenses are valid for ten years from the effective date of the license. Licensees may renew their licenses for additional ten-year periods by filing renewal applications with the FCC. Our wireless licenses expire in various years from 2006 to 2013. The renewal applications are subject to FCC review and are put out for public comment to ensure that the licensees meet their licensing requirements and comply with other applicable FCC mandates. Failure to file for renewal of these licenses or failure to meet any licensing requirements could lead to a denial of the renewal application and thus adversely affect our ability to continue to provide service in that license area. Furthermore, our compliance with regulatory requirements such as enhanced 911 and wireless number portability may depend on the availability of necessary equipment or software. Failure to comply with these regulatory requirements may have an adverse effect on our licenses or operations and could result in sanctions, fines or other penalties.

Our wireless licenses may decrease in value, reducing the asset base that supports our debt.
      A substantial portion of our assets consists of intangible assets, principally our interests in wireless licenses held by our subsidiaries. If the market value of our wireless licenses decreases significantly, we may realize a material loss upon the sale of any of our licenses, our ability to sell assets to repay debt would be significantly affected and we would recognize an expense, approximately equal to the amount of the decline in value, in our operating income. The market for the purchase and sale of wireless licenses may not exist in the future or the values of our licenses in that market may fall. The future value of our interests in our wireless licenses will depend significantly upon the success of our business. Moreover, the transfer of interests in these licenses is prohibited without FCC approval. We cannot assure you that we would be able to obtain FCC approval to transfer interests in our licenses if such a transfer became necessary.
Risks Relating to the Exchange Offers

Holders of Restricted Bonds who fail to exchange their Restricted Bonds in the applicable exchange offer will continue to be subject to restrictions on transfer.
      If you do not exchange your Restricted Bonds for Exchange Bonds in the applicable exchange offer, you will continue to be subject to the restrictions on transfer applicable to the Restricted Bonds. The restrictions on transfer of your Restricted Bonds arise because we issued the Restricted Bonds under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the Restricted Bonds if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. We do not plan to register the Restricted Bonds under the Securities Act. For further information regarding the consequences of tendering your Restricted Bonds in the applicable exchange offer, see the discussions below under the captions “The Exchange Offers — Consequences of Exchanging or Failing to Exchange Restricted Bonds” and “Material United States Federal Tax Considerations.”

You must comply with the exchange offer procedures in order to receive new, freely tradable Exchange Bonds.
      Delivery of Exchange Bonds in exchange for Restricted Bonds tendered and accepted for exchange pursuant to the exchange offers will be made only after timely receipt by the exchange agent of book-entry transfer of Restricted Bonds into the exchange agent’s account at DTC, as depositary, including an agent’s message (as defined herein). We are not required to notify you of defects or irregularities in tenders of Restricted Bonds for exchange. Restricted Bonds that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the applicable exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the applicable exchange offer, certain registration and other rights under the registration rights agreements will terminate. See “The Exchange Offers — Procedures for Tendering Restricted Bonds” and “The Exchange Offers — Consequences of Exchanging or Failing to Exchange Restricted Bonds.”
Some holders who exchange their Restricted Bonds may be deemed to be underwriters, and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.
      If you exchange your Restricted Bonds in the applicable exchange offer for the purpose of participating in a distribution of the Exchange Bonds, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

USE OF PROCEEDS
      We will not receive any proceeds from the exchange offers.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA
      The following sets forth our historical consolidated financial and operating data as of May 31, 2005 and 2004, and for the fiscal years ended May 31, 2005, 2004 and 2003, which are derived from our audited consolidated financial statements and the related notes included in our Annual Report on Form 10-K/ A which is incorporated by reference herein, and as of May 31, 2003, which are derived from audited financial information not included in this prospectus. The historical consolidated financial data for the fiscal year ended May 31, 2002, is derived from audited financial information not included in this prospectus. The historical consolidated financial and operating data as of May 31, 2002 and 2001 and for the fiscal year ended May 31, 2001, are derived from financial information not included in this prospectus. The summary consolidated financial and operating data as of and for the six months ended November 30, 2005 and 2004, are derived from our unaudited interim condensed consolidated financial statements included in our Quarterly Report on Form 10-Q which is incorporated by reference herein, and, in the opinion of management, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the results of operations for the interim periods presented. The operating results for the six months ended November 30, 2005, are not necessarily indicative of the results that may be expected for the entire fiscal year. Our financial statements for the fiscal year ended May 31, 2005, have been restated to correct our accounting for the sale of our previously owned cable television subsidiary, Centennial Puerto Rico Cable TV Corp., to provide a full valuation allowance against certain deferred tax assets that may not be realizable as a result of the sale. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Continuing Operations — Liquidity and Capital Resources” and our audited consolidated financial statements and the related notes included in our Annual Report on Form 10-K/ A which is incorporated by reference herein.

	Six Months Ended
	November 30,		Fiscal Year Ended May 31,

	2005	2004	2005(13)	2004	2003	2002	2001

	(Dollar amounts in thousands except per share and per customer data)
Consolidated Statement of Operations Data(1)
Revenue:
Service revenue	$454,713	$417,053	$852,869	$749,790	$674,396	$647,690	$586,192
Equipment sales	18,110	13,838	29,558	30,978	27,462	23,101	27,278

Total revenue	472,823	430,891	882,427	780,768	701,858	670,791	613,470

Costs and Expenses:
Cost of services (exclusive of depreciation and amortization shown below)	99,663	82,084	166,050	143,189	135,528	151,487	113,674
Cost of equipment sold	51,891	44,241	94,331	86,071	70,876	56,760	49,216
Sales and marketing	52,034	46,627	95,977	88,960	89,333	102,505	92,409
General and administrative	83,837	76,584	159,708	148,610	125,059	128,643	110,555
Recapitalization costs	—	—	—	—	—	—	68
Depreciation and amortization	64,770	58,765	202,053	118,124	116,169	126,859	102,857
Loss on impairment of assets	—	—	—	—	24,338(2)	33,985(3)	—
Loss (gain) on disposition of assets	388	(14,932)	(14,462)	641	(1,441)	119	(369,277	)(4)

Total costs and expenses	352,583	293,369	703,657	585,595	559,862	600,358	99,502

Operating income	120,240	137,522	178,770	195,173	141,996	70,433	513,968
Interest expense — net	(68,480)	(73,417)	(145,041)	(162,922)	(145,512)	(150,765)	(156,137)
Loss on extinguishment of debt	—	—	(9,052)	(39,176)	—	—	—
Other (expense) income	(845)	(2,082)	(2,500)	36	(1,045)	96	68

	Six Months Ended
	November 30,		Fiscal Year Ended May 31,

	2005	2004	2005(13)	2004	2003	2002	2001

	(Dollar amounts in thousands except per share and per customer data)
Income (loss) from continuing operations before income tax (expense) benefit, minority interest in (income) loss of subsidiaries, income from equity investments and cumulative effect of change in accounting principle	50,915	62,023	22,177	(6,889)	(4,561)	(80,236)	357,899
Income tax (expense) benefit	(28,068)	(32,819)	(2,154)	(9,585)	(9,657)	7,945	(187,339)

Income (loss) from continuing operations before minority interest in (income) loss of subsidiaries, income from equity investments and cumulative effect of change in accounting principle	22,847	29,204	20,023	(16,474)	(14,218)	(72,291)	170,560
Minority interest in (income) loss of subsidiaries(5)	(439)	(451)	(934)	(627)	(489)	780	11,161
Income from equity investments(6)	445	290	540	143	192	564	8,033

Income (loss) from continuing operations	22,853	29,043	19,629	(16,958)	(14,515)	(70,947)	189,754

Discontinued operations:
Income (loss)	—	1,487	2,767	(8,967)	(176,692)	(13,525)	(4,554)
Gain on disposition	100	—	62,573	—	—	—	—
Tax (expense) benefit	(35)	(719)	(59,348)	3,133	79,561	4,835	1,618

Income (loss) from discontinued operations	65	768	5,992	(5,834)	(97,131)	(8,690)	(2,936)

Income (loss) before cumulative effect of change in accounting principle	22,918	29,811	25,621	(22,792)	(111,646)	(79,637)	186,818
Cumulative effect of change in accounting principle, net of income taxes of ($2,271)	—	—	—	—	—	—	(3,719)

Net income (loss)	$22,918	$29,811	$25,621	$(22,792)	$(111,646)	$(79,637)	$183,099

Other Consolidated Data(1)
Net cash provided by (used in) operating activities	$116,981	$98,618	$193,501	$205,174	$192,526	$114,244	$(23,334)
Net cash used in investing activities	$(65,727)	$(63,838)	$(14,429)	$(130,488)	$(108,015)	$(224,605)	$(69,749)
Net cash (used in) provided by financing activities	$(438)	$(2,612)	$(158,356)	$(35,130)	$(45,834)	$120,887	$103,549
Capital expenditures	$65,736	$64,283	$170,687	$127,716	$123,564	$198,377	$219,529
Total debt less cash and cash equivalents(7)	$1,436,486	$1,632,397	$1,486,289	$1,662,154	$1,686,946	$1,769,366	$1,668,343

	Six Months Ended
	November 30,		Fiscal Year Ended May 31,

	2005	2004	2005(13)	2004	2003	2002	2001

	(Dollar amounts in thousands except per share and per customer data)
Earnings (Loss) Per Share Data(1)
Basic:
Earnings (loss) per share from continuing operations	$0.22	$0.28	$0.19	$(0.17)	$(0.15)	$(0.75)	$2.00
Earnings (loss) per share from discontinued operations	0.00	0.01	0.06	(0.06)	(1.02)	(0.09)	(0.03)

Net income (loss) per share	$0.22	$0.29	$0.25	$(0.23)	$(1.17)	$(0.84)	$1.97

Diluted:
Earnings (loss) per share from continuing operations	$0.21	$0.28	$0.19	$(0.17)	$(0.15)	$(0.75)	$1.96
Earnings (loss) per share from discontinued operations	0.00	0.01	0.05	(0.06)	(1.02)	(0.09)	(0.03)

Net income (loss) per share	$0.21	$0.29	$0.24	$(0.23)	$(1.17)	$(0.84)	$1.93

Basic weighted-average shares outstanding	104,271	103,263	103,477	99,937	95,577	95,221	94,639
Diluted weighted-average shares outstanding	106,979	104,313	105,217	99,937	95,577	95,221	96,795
Segment Data
U.S. Wireless(1)
Revenue	$218,783	$201,029	$399,030	$370,200	$355,629	$350,726	$363,750
Adjusted operating income(8)	$80,841	$89,470	$167,713	$149,488	$161,122	$147,668	$152,401
Subscribers(7)	614,100	564,900	586,000	563,000	540,900	540,300	500,100
Postpaid churn(9)	2.1%	2.1%	2.1%	1.9%	1.9%	2.2%	2.2%
Penetration(10)	6.5%	8.9%	6.3%	9.1%	8.8%	8.8%	8.3%
Monthly revenue per average wireless customer(11)	$66	$61	$61	$56	$55	$56	$66
Roaming revenue	$42,690	$26,352	$56,810	$54,303	$77,632	$92,584	$108,885
Capital expenditures	$25,624	$25,532	$74,720	$46,882	$44,211	$30,664	$43,444
Caribbean Wireless(1)
Revenue	$187,972	$168,774	$355,185	$306,212	$262,052	$236,339	$193,002
Adjusted operating income(8)	$71,061	$66,181	$139,636	$119,063	$94,389	$76,527	$77,945
Subscribers(7)	724,100	543,400	658,800	496,200	398,600(12)	366,500	263,000
Postpaid churn(9)	3.2%	2.3%	2.4%	2.4%	2.7%	2.6%	2.8%
Penetration(10)	5.6%	4.2%	5.1%	3.8%	3.1%	2.4%	2.0%
Monthly revenue per average wireless customer(11)	$44	$54	$52	$57	$58	$62	$74
Capital expenditures	$29,011	$25,805	$72,315	$62,894	$50,423	$110,382	$116,838
Caribbean Broadband(1)
Revenue	$72,089	$66,631	$139,887	$116,662	$94,179	$91,356	$63,479
Adjusted operating income(8)	$33,496	$25,704	$59,012	$46,900	$29,644	$7,201	$17,270
Fiber route miles(7)	1,214	1,146	1,177	1,106	890	822	614
Capital Expenditures	$11,101	$12,946	$23,652	$17,940	$28,930	$57,331	$59,247
Balance Sheet Data(1)(7)
Intangible assets, net	$484,113	$484,492	$484,776	$474,331	$480,338	$444,133	$513,174
Total assets	$1,511,316	$1,607,504	$1,446,740	$1,539,647	$1,456,505	$1,612,991	$1,597,291
Total debt and capital lease obligations	$1,620,122	$1,768,039	$1,619,109	$1,767,866	$1,752,439	$1,799,329	$1,691,441
Stockholders’ deficit	$(490,868)	$(517,906)	$(518,432)	$(548,641)	$(567,343)	$(459,423)	$(377,375)

(Dollar amounts in thousands)

(1)	The financial and operational data for fiscal 2001 and fiscal 2002 includes the historical results of Centennial Digital Jamaica (disposed August 2002) and the financial and operational data for fiscal 2001, fiscal 2002 and fiscal 2003 includes the historical results of Infochannel Limited (disposed January 2003).

(2)	Fiscal 2003 net loss includes a non-cash charge of $24,338 to reduce the carrying value of certain of our undersea fiber-optic cable assets.

(3)	Fiscal 2002 net loss includes a charge of $33,985 relating to impairment on our Jamaica wireless operation, Centennial Digital Jamaica, which was disposed of in August 2002, and non-Caribbean undersea fiber-optic cable assets.

(4)	Fiscal 2001 net income includes a $369,277 gain relating to the disposition of certain equity investments and our U.S. wireless Southwest cluster.

(5)	Represents the percentage share of income or losses of our consolidated subsidiaries that is allocable to unaffiliated holders of minority interests.

(6)	Represents our proportionate share of profits and losses from our interest in earnings of limited partnerships controlled and managed by other cellular operators and accounted for using the equity method.

(7)	As of period-end.

(8)	Adjusted operating income represents the profitability measure of the segment — see Note 13 to the consolidated financial statements included in our Annual Report on Form 10-K/ A and Note 8 to the condensed consolidated financial statements included in our Quarterly Report on Form 10-Q which are incorporated by reference herein.

(9)	Postpaid churn refers to the aggregate number of postpaid wireless retail subscribers who cancel service during each month in a period divided by the total number of postpaid wireless retail subscribers as of the beginning of the month. Churn is stated as the average monthly churn rate for the applicable period.

(10)	The penetration rate equals the percentage of total population in our service areas who are subscribers to our wireless service as of a period-end.

(11)	Revenue per average wireless customer, which we refer to as ARPU, is defined as total monthly subscriber revenue, including roaming revenue, divided by average number of retail subscribers.

(12)	Reflects a reduction of 30,200 subscribers in fiscal 2003 resulting from the sale of Centennial Digital Jamaica in August 2002.

(13)	Such amounts have been restated — see Note 16 to the consolidated financial statements included in our Annual Report on Form 10-K/ A which is incorporated by reference herein.

RATIO OF EARNINGS TO FIXED CHARGES
      The following table sets forth our ratio of earnings to fixed charges on a historical basis for each of the last five years ended May 31, 2005 and for the six months ended November 30, 2005 and 2004.

	Six Months
	Ended
	November 30,		Year Ended May 31,

	2005	2004	2005	2004	2003	2002	2001

Ratio of Earnings to Fixed Charges(a)	1.67x	1.80x	1.14x	—	—	—	3.32x

(a)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as our income from operations before income taxes, minority interest, as adjusted to include only distributed income of less than 50% owned equity investments, plus fixed charges (other than capitalized interest). Fixed charges consist of interest expense on all indebtedness, loss on extinguishment of debt, amortization of debt issuance costs, 33% of lease payments, which represents the amount of the lease payment considered to be the interest factor, and capitalized interest. In fiscal 2004, fiscal 2003 and fiscal 2002, earnings were less than fixed charges by $6,875, $4,710 and $82,386, respectively. On a pro forma basis, after giving effect to the Transactions, our ratio of earnings to fixed charges for the six months ended November 30, 2005 was 1.26x and for fiscal 2005 earnings were less than fixed charges by $31,469, and, therefore, the ratio was less than one-to-one.

DESCRIPTION OF OTHER INDEBTEDNESS
      The following is a summary of our material indebtedness, other than the Notes. We emphasize that this summary is not a complete description of all of the terms and conditions of such indebtedness, and it is qualified in its entirety by reference to the documents noted below and all other documents setting forth the terms and conditions of such indebtedness.
Senior Credit Facility
      On February 9, 2004, we entered into the $750.0 million senior credit facility (the “senior credit facility”). Centennial Cellular and Centennial Puerto Rico are co-borrowers under the senior credit facility. Centennial and each of its direct and indirect domestic subsidiaries are guarantors under the senior credit facility.
      The senior credit facility includes a seven-year term loan with an aggregate principal amount of $595.5 million, as amended, of which, as of November 30, 2005 on a pro forma basis after giving effect to the Transactions, $550.0 million would have remained outstanding. The senior credit facility also includes a six-year revolving credit facility, with an aggregate principal amount of up to $150.0 million that had no amounts outstanding as of the close of the senior credit facility, but may be drawn upon at any time. As of November 30, 2005, there was approximately $150.0 million of availability under the revolving credit facility. Under specified terms and conditions, including covenant compliance, available borrowings under the senior credit facility may be increased by up to $250.0 million through one or more additional term loan or revolving credit facilities.
      Maturity of Loans. The revolving credit facility matures in February 2010. The term loan requires quarterly amortization payments in an aggregate principal amount of approximately $6.0 million in each of the fiscal years ended 2006, 2007, 2008 and 2009, approximately $4.5 million in fiscal year 2010 and the balance of approximately $521.5 million in two equal installments of approximately $260.8 million in August 2010 and February 2011. Under the terms of the senior credit facility, if the remaining 2008 Senior Subordinated Notes are not refinanced by June 15, 2008, the aggregate amount outstanding under the senior credit facility will become immediately due and payable.
      Interest Rates. On February 10, 2005, we amended the senior credit facility to, among other things, lower the interest rate on term loan borrowings by 0.50% through a reduction in the London Inter-Bank Offering Rate (“LIBOR”) spread from 2.75% to 2.25%. Under the terms of the senior credit facility, as amended, term and revolving loan borrowings bear interest at a rate per annum of, at the applicable borrower’s option, either:

•	the higher of (1) the established prime rate of the administrative agent under the senior credit facility or (2) the federal funds effective rate plus 0.50%, and in either such case, plus 2.25%; or

•	LIBOR (weighted average rate of 4.05% as of November 30, 2005) plus 2.25% and LIBOR plus 3.25%, respectively.
      Prepayments. Borrowings and commitments under the senior credit facility are subject to mandatory prepayment and reduction in amounts relating to:

•	100% of net cash proceeds of asset dispositions by Centennial and its subsidiaries (including insurance and condemnation proceeds);

•	50% of annual excess cash flow, as defined in the senior credit facility;

•	100% of the net cash proceeds of the issuance or incurrence of certain debt by Centennial and its subsidiaries; and

•	50% (which percentage will be reduced upon the achievement of specified performance targets) of the net cash proceeds of certain issuances of equity securities by Centennial and its subsidiaries.

      These prepayments are subject to various exceptions. Voluntary prepayment of the senior credit facility is permitted in whole or in part with prior notice, and without premium or penalty, other than funding losses, subject to limitations as to minimum amounts.
      Guarantees. Centennial Cellular and Centennial Puerto Rico are co-borrowers under the senior credit facility. Centennial and each of its direct and indirect existing and future wholly owned subsidiaries, other than foreign subsidiaries, guarantee the borrowers’ obligations under the senior credit facility. Each of Centennial Cellular and Centennial Puerto Rico also guarantee the obligations of the other under the senior credit facility.
      Security. The obligations of Centennial Cellular and Centennial Puerto Rico under the senior credit facility are secured by substantially all of the assets of Centennial and each of its direct and indirect existing and future wholly owned subsidiaries, other than foreign subsidiaries, including the capital stock of Centennial Cellular and Centennial Puerto Rico and each of their domestic subsidiaries and up to 65% of the capital stock of certain foreign subsidiaries. The obligation of Centennial and its subsidiaries to provide such security is subject to customary exceptions, including an exception for certain telecommunications licenses.
      Representations and Warranties. The senior credit facility contains representations and warranties customarily found in agreements for similar financings.
      Affirmative Covenants. The senior credit facility contains affirmative covenants customarily found in agreements for similar financings, including reporting and further assurance covenants.
      Negative Covenants. The senior credit facility contains customary restrictive covenants, including covenants that limit, subject to some exceptions, the ability of Centennial, Centennial Cellular and Centennial Puerto Rico and their subsidiaries to, among other things, incur additional indebtedness, make investments, pay dividends, enter into transactions with affiliates, complete asset sales, acquisitions, mergers and consolidations, make prepayments of other indebtedness, grant liens and encumbrances and other matters customarily restricted in such agreements.
      Financial Covenants. The senior credit facility contains financial covenants relating to:

•	maximum ratio of senior secured debt to operating cash flow;

•	maximum ratio of consolidated total debt to operating cash flow; and

•	minimum ratio of operating cash flow to interest expense,
in each case, with respect to Centennial and its direct and indirect subsidiaries.
      Events of Default. The senior credit facility contains customary events of default.
      Amendment in Connection with the Transactions. In connection with the offering of Restricted Bonds, we entered into an amendment to the senior credit facility which allowed the issuance of the Restricted Bonds and the payment of the special cash distribution.. Among other matters, the amendment specifically permitted the issuance of the Notes and the payment of the special cash distribution. The amendment also made other changes to the senior credit facility that allowed us additional operational flexibility, including adjustments to the financial covenants contained in the senior credit facility.
2014 Senior Notes
      In January 2004, Centennial, Centennial Cellular and Centennial Puerto Rico, as co-obligors, issued $325.0 million aggregate principal amount of our 2014 Senior Notes in a private placement transaction. We pay interest on the 2014 Senior Notes on February 1 and August 1 of each year up to and including their maturity date on February 1, 2014.
      The 2014 Senior Notes are senior in right of payment to our 2008 Senior Subordinated Notes and rank equally with all the senior debt of the co-issuers. The 2014 Senior Notes are unsecured. The 2014 Senior Notes effectively rank junior to all of our existing and future secured indebtedness, including indebtedness outstanding under the senior credit facility, to the extent of the value of the assets securing such indebtedness.
      We may redeem any of the 2014 Senior Notes on or after February 1, 2009 at the redemption prices set forth below, expressed as percentages of principal amount, plus any accrued and unpaid interest to, but not including, the applicable redemption date, if redeemed during the twelve-month period beginning on February 1 of each of the years indicated below.

Year	Percentage

2009	104.0625%
2010	102.7083%
2011	101.3542%
      Thereafter, we may redeem all or part of the 2014 Senior Notes at 100% of their principal amount plus any accrued and unpaid interest.
      Before February 1, 2007, we may redeem up to 35% of the aggregate principal amount of the outstanding 2014 Senior Notes with the proceeds of certain equity offerings at a redemption price equal to 108.125% of their principal amount, plus any accrued and unpaid interest to the applicable redemption date. We may make such redemption only if after any such redemption at least 65% of the aggregate principal amount of 2014 Senior Notes originally issued under the indenture remains outstanding.
      If Centennial experiences any specified kinds of changes in control, we must offer to repurchase any then-outstanding 2014 Senior Notes at 101% of their principal amount, plus any accrued interest to the date of the repurchase. In addition, if the change of control occurs before February 1, 2006, we may elect to redeem the 2014 Senior Notes at 108.125% of their principal amount plus accrued and unpaid interest to, but not including, the date of redemption, and if the date of the change of control occurs after February 1, 2006 but before February 1, 2009, 100% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption, plus a make-whole premium.
      The indenture governing the 2014 Senior Notes contains customary affirmative and negative covenants that, among other things and subject to some exceptions, limit Centennial Cellular’s ability and the ability of Centennial Cellular’s restricted subsidiaries (including Centennial Puerto Rico) to:

•	incur additional debt, including debt that ranks senior in right of payment or equally with the 2014 Senior Notes;

•	pay dividends on, redeem or repurchase capital stock, including making dividends to Centennial;

•	make investments;

•	enter into transactions with affiliates or related persons;

•	guarantee debt;

•	sell assets;

•	create liens;

•	engage in a merger, sale or consolidation; and

•	enter into new lines of business.
      The indenture governing the 2014 Senior Notes contains customary events of default for a debt instrument of this type.
2013 Senior Notes
      In June 2003, Centennial and Centennial Cellular, as co-obligors, issued $500.0 million aggregate principal amount of our 2013 Senior Notes in a private placement transaction. The obligations of Centennial Cellular under the 2013 Senior Notes are guaranteed by Centennial Puerto Rico. We pay interest on the 2013 Senior Notes on June 15 and December 15 of each year up to and including their maturity date on June 15, 2013.
      The 2013 Senior Notes are senior in right of payment to our Senior Subordinated Notes and rank equally with all the senior debt of the co-issuers. The 2013 Senior Notes are unsecured. The 2013 Senior Notes effectively rank junior to all of our existing and future secured indebtedness, including indebtedness outstanding under the senior credit facility, to the extent of the value of the assets securing such indebtedness.
      We may redeem any of the 2013 Senior Notes on or after June 15, 2008 at the redemption prices set forth below, expressed as percentages of principal amount, plus any accrued and unpaid interest to, but not including, the applicable redemption date, if redeemed during the twelve-month period beginning on June 15 of each of the years indicated below.

Year	Percentage

2008	105.063%
2009	103.375%
2010	101.688%
      Thereafter, we may redeem all or part of the 2013 Senior Notes at 100% of their principal amount plus any accrued and unpaid interest.
      Before June 15, 2006, we may redeem up to 35% of the aggregate principal amount of the outstanding 2013 Senior Notes with the proceeds of certain equity offerings at a redemption price equal to 110.125% of their principal amount, plus any accrued and unpaid interest to the applicable redemption date. We may make such redemption only if after any such redemption at least 65% of the aggregate principal amount of 2013 Senior Notes originally issued under the indenture remains outstanding.
      If Centennial experiences any specified kinds of changes in control, we must offer to repurchase any then-outstanding 2013 Senior Notes at 101% of their principal amount, plus any accrued interest to the date of the repurchase. In addition, if the change of control occurs before June 15, 2008, we may elect to redeem the 2013 Senior Notes at 100% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption, plus a make-whole premium.
      The indenture governing the 2013 Senior Notes contains customary affirmative and negative covenants that, among other things and subject to some exceptions, limit Centennial Cellular’s ability and the ability of Centennial Cellular’s restricted subsidiaries (including Centennial Puerto Rico) to:

•	incur additional debt, including debt that ranks senior in right of payment or equally with the 2013 Senior Notes;

•	pay dividends on, redeem or repurchase capital stock, including making dividends to Centennial;

•	make investments;

•	enter into transactions with affiliates or related persons;

•	guarantee debt;

•	sell assets;

•	create liens;

•	engage in a merger, sale or consolidation; and

•	enter into new lines of business.
      The indenture governing the 2013 Senior Notes contains customary events of default for a debt instrument of this type.

2008 Senior Subordinated Notes
      As part of the financing for our January 1999 recapitalization, Centennial and Centennial Cellular, as co-obligors, issued $370.0 million aggregate principal amount of our 2008 Senior Subordinated Notes in a private placement transaction in December 1998. The obligations of both Centennial and Centennial Cellular are guaranteed by Centennial Puerto Rico. We pay interest on the 2008 Senior Subordinated Notes on June 15 and December 15 of each year up to and including their maturity date on December 15, 2008.
      The 2008 Senior Subordinated Notes are subordinated to all of Centennial’s and Centennial Cellular’s senior debt, including all debt under the senior credit facility, the 2014 Senior Notes, 2013 Senior Notes and the Notes. The 2008 Senior Subordinated Notes are unsecured.
      We may redeem any of the 2008 Senior Subordinated Notes on or after December 15, 2003 at the redemption prices set forth below, expressed as percentages of principal amount, plus any accrued and unpaid interest to, but not including, the applicable redemption date, if redeemed during the twelve-month period beginning on December 15 of each of the years indicated below.

Year	Percentage

2003	105.375%
2004	103.583%
2005	101.792%
      Thereafter, the co-obligors may redeem all or part of the 2008 Senior Subordinated Notes at 100% of their principal amount plus any accrued and unpaid interest.
      If Centennial experiences any specified kinds of changes in control, Centennial must offer to repurchase any then outstanding 2008 Senior Subordinated Notes at 101% of their principal amount, plus any accrued interest to the date of repurchase.
      The indenture governing the 2008 Senior Subordinated Notes contains customary affirmative and negative covenants that, among other things and subject to some exceptions, limit Centennial Cellular’s ability and the ability of Centennial Cellular’s restricted subsidiaries (including Centennial Puerto Rico) to:

•	incur additional debt;

•	pay dividends on, redeem or repurchase capital stock, including making dividends to Centennial;

•	make investments;

•	enter into transactions with affiliates or related persons;

•	guarantee debt;

•	sell assets;

•	create liens;

•	engage in a merger, sale or consolidation; and

•	enter into new lines of business.
      The indenture governing the 2008 Senior Subordinated Notes contains customary events of default for an instrument of this type.

THE EXCHANGE OFFERS
Purpose of the Exchange Offers
      When we sold the Restricted Bonds on December 21, 2005, we entered into registration rights agreements with the initial purchaser of those Restricted Bonds.
      Pursuant to each of the registration rights agreements, we agreed, for the benefit of the holders of the Restricted Bonds, at our cost to:

•	use our reasonable best efforts to file a registration statement for Exchange Bonds with identical terms to the Restricted Bonds (except that the Exchange Bonds will not contain terms with respect to transfer restrictions and registration rights and will not provide for the payment of additional interest under the circumstances described below within 120 days of the issue date);

•	use our reasonable best efforts to cause the exchange offer registration statement to be declared effective within 180 days of the closing of the offering of the Restricted Bonds and to remain effective until the consummation of the applicable exchange offer; and

•	use our reasonable best efforts to cause the applicable exchange offer to be consummated within 210 days of the closing of the offering of the Restricted Bonds.
      We also agreed to file a shelf registration statement under certain circumstances. If we fail to satisfy these obligations, we have agreed to pay additional interest to the holders of the Restricted Bonds under certain circumstances. See “Description of the Exchange Bonds — Registration Rights.”
      The exchange offers are not being made to holders of Restricted Bonds in any jurisdiction in which the exchange would not comply with the securities or blue sky laws of such jurisdiction. Copies of the registration rights agreements are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.
Terms of the Exchange Offers
      Subject to the terms and the satisfaction or waiver of the conditions detailed in this prospectus, we will accept for exchange Restricted Bonds which are properly tendered on or prior to the expiration date and not withdrawn as permitted below. As used herein, the term “expiration date” means 5:00 p.m., New York City time, on March 23, 2006. We may, however, in our sole discretion, extend the period of time during which each exchange offer is open. The term “expiration date” means the latest time and date to which the applicable exchange offer is extended.
      As of the date of this prospectus, $350.0 million aggregate principal amount of Floating Rate Restricted Bonds and $200.0 million aggregate principal amount of Fixed Rate Restricted Bonds are outstanding. This prospectus is first being sent on or about the date hereof, to all holders of Restricted Bonds known to us.
      We expressly reserve the right, at any time prior to the expiration of the applicable exchange offer, to extend the period of time during which the applicable exchange offer is open, and delay acceptance for exchange of any Restricted Bonds of the applicable series, by giving oral or written notice, together with a press release or other public announcement, of such extension to holders as described below. During any such extension, all Restricted Bonds previously tendered will remain subject to the applicable exchange offer and may be accepted for exchange by us. Any Restricted Bonds not accepted for exchange for any reason will be returned without expense to an account maintained with DTC as promptly as practicable after the expiration or termination of the applicable exchange offer.
      Restricted Bonds tendered in the exchange offers must be in denominations of principal amount of $2,000 and any integral multiple of $1,000.
      We expressly reserve the right to amend or terminate the exchange offers, and not to accept for exchange any Restricted Bonds, upon the occurrence of any of the conditions of the applicable exchange offer specified under “— Conditions to the Exchange Offers.” In the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period if necessary to ensure that at least five business days remain in the exchange offer following notice of the material announcement. We will give oral or written notice, together with a press release or other public announcement, of any extension, amendment, non-acceptance or termination to the holders of the Restricted Bonds as promptly as practicable. Such notice, in the case of any extension, will be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.
Procedures for Tendering Restricted Bonds
      You may only tender your Restricted Bonds by book-entry transfer of the Restricted Bonds into the exchange agent’s account at DTC. The tender to us of Restricted Bonds by you, as set forth below, and our acceptance of the Restricted Bonds will constitute a binding agreement between us and you, upon the terms and subject to the conditions set forth in this prospectus. Except as set forth below, to tender Restricted Bonds for exchange pursuant to the applicable exchange offer, you must transmit, on or prior to the expiration date, an agent’s message to U.S. Bank National Association, as exchange agent, at the address listed below under the heading “— Exchange Agent.” In addition, the exchange agent must receive, on or prior to the expiration date, a timely confirmation of book-entry transfer (a “book-entry confirmation”) of the Restricted Bonds into the exchange agent’s account at DTC.
      The term “agent’s message” means a message, transmitted to DTC and received by the exchange agent and forming a part of a book-entry transfer.
      If you are a beneficial owner whose Restricted Bonds are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and wish to tender, you should promptly instruct the registered holder to tender on your behalf. Any registered holder that is a participant in DTC’s book-entry transfer facility system may make book-entry delivery of the Restricted Bonds by causing DTC to transfer the Restricted Bonds into the exchange agent’s account.
      We or the exchange agent, in our sole discretion, will make a final and binding determination on all questions as to the validity, form, eligibility (including time of receipt) and acceptance of Restricted Bonds tendered for exchange. We reserve the absolute right to reject any and all tenders not properly tendered and to not accept any tender if the acceptance might, in our judgment or our counsel’s, be unlawful. Our or the exchange agent’s interpretation of the term and conditions of the exchange offers as to any particular tender either before or after the expiration date will be final and binding on all parties. We are not, nor is the exchange agent or any other person, under any duty to notify you of any defect or irregularity with respect to your tender of Restricted Bonds for exchange, and no one will be liable for failing to provide such notification.
      By tendering Restricted Bonds, you represent to us that: (i) you are not our affiliate, (ii) you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the Exchange Bonds to be issued in the exchange offer, (iii) you are acquiring the Exchange Bonds in your ordinary course of business and (iv) if you are a broker-dealer, you will receive the Exchange Bonds for your own account in exchange for Restricted Bonds that were acquired by you as a result of your market-making or other trading activities and you will deliver a prospectus in connection with any resale of the Exchange Bonds you receive. For further information regarding resales of the Exchange Bonds by participating broker-dealers, see the discussion under the caption “Plan of Distribution.”
      If any holder or other person is an “affiliate” of ours, as defined under Rule 405 of the Securities Act, or is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of the Exchange Bonds, that holder or other person cannot rely on the applicable interpretations of the staff of the SEC, may not tender its Restricted Bonds in the applicable exchange offer and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. See “Plan of Distribution.” Each broker-dealer that receives Exchange Bonds for its own account in exchange for Restricted Bonds, where the Restricted Bonds were acquired by it as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the Exchange Bonds. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      Furthermore, any broker-dealer that acquired any of its Restricted Bonds directly from us:

•	may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

•	must also be named as a selling bondholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.
      By delivering an agent’s message, a beneficial owner (whose Restricted Bonds are registered in the name of a broker, dealer, commercial bank, trust company or other nominee) or holder will be deemed to have irrevocably appointed the exchange agent as its agent and attorney-in-fact (with full knowledge that the exchange agent is also acting as an agent for us in connection with the exchange offer) with respect to the Restricted Bonds, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with in interest subject only to the right of withdrawal described in this prospectus), to receive for our account all benefits and otherwise exercise all rights of beneficial ownership of such Restricted Bonds, in accordance with the terms and conditions of the applicable exchange offer.
      Each beneficial owner or holder will also be deemed to have represented and warranted to us that it has authority to tender, exchange, sell, assign and transfer the Restricted Bonds it tenders and that, when the same are accepted for exchange, we will acquire good, marketable and unencumbered title to such Restricted Bonds, free and clear of all liens, restrictions, charges and encumbrances, and that the Restricted Bonds tendered are not subject to any adverse claims or proxies. Each beneficial owner and holder, by tendering its Restricted Bonds, also agrees that it will comply with its obligations under the registration rights agreements.
Acceptance of Restricted Bonds for Exchange; Delivery of Exchange Bonds
      Upon satisfaction or waiver of all of the conditions to the exchange offers, we will accept, promptly after the expiration date, all Restricted Bonds properly tendered and will issue the Exchange Bonds promptly after acceptance of the Restricted Bonds. See “— Conditions to the Exchange Offers.” For purposes of the exchange offers, we will be deemed to have accepted properly tendered Restricted Bonds for exchange if and when we give oral (confirmed in writing) or written notice to the exchange agent.
      The holder of each Restricted Bond accepted for exchange will receive an Exchange Bond in the amount equal to the surrendered Restricted Bond. Holders of Exchange Bonds on the relevant record date for the first interest payment date following the consummation of the applicable exchange offer will receive interest accruing from the most recent date to which interest has been paid on the Restricted Bonds. Holders of Exchange Bonds will not receive any payment in respect of accrued interest on Restricted Bonds otherwise payable on any interest payment date, the record date for which occurs on or after the consummation of the applicable exchange offer.
      In all cases, issuance of Exchange Bonds for Restricted Bonds that are accepted for exchange will be made only after timely receipt by the exchange agent of an agent’s message and a timely confirmation of book-entry transfer of the Restricted Bonds into the exchange agent’s account at DTC.
      If any tendered Restricted Bonds are not accepted for any reason set forth in the terms and conditions of the applicable exchange offer or if Restricted Bonds are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non exchanged Restricted Bonds will be returned without expense to an account maintained with DTC promptly after the expiration or termination of the applicable exchange offer.
Book-Entry Transfers
      The exchange agent will make a request to establish an account for the Restricted Bonds at DTC for purposes of the applicable exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s systems must make book-entry delivery of Restricted Bonds by causing DTC to transfer those Restricted Bonds into the exchange agent’s account at DTC in accordance with DTC’s procedure for transfer. This participant should transmit its acceptance to DTC on or prior to the expiration date. DTC will verify this acceptance, execute a book-entry transfer of the tendered Restricted Bonds into the exchange agent’s account at DTC and then send to the exchange agent confirmation of this book-entry transfer. The transmission of the Restricted Bonds and agent’s message to DTC and delivery by DTC to and receipt by the exchange agent of the related agent’s message will be deemed to be a valid tender.
Withdrawal Rights
      For a withdrawal of a tender of Restricted Bonds to be effective, the exchange agent must receive a valid withdrawal request through the Automated Tender Offer Program system from the tendering DTC participant before the expiration date. Any such request for withdrawal must include the VOI number of the tender to be withdrawn and the name of the ultimate beneficial owner of the related Restricted Bonds in order that such bonds may be withdrawn. Properly withdrawn Restricted Bonds may be re-tendered by following the procedures described under “— Procedures for Tendering Restricted Bonds” above at any time on or before 5:00 p.m., New York City time, on the expiration date.
      We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Any Restricted Bonds so withdrawn will be deemed not to have been validly tendered for exchange. No Exchange Bonds will be issued unless the Restricted Bonds so withdrawn are validly re-tendered.
Conditions to the Exchange Offers
      Notwithstanding any other provision of the exchange offers, we are not required to accept for exchange, or to issue Exchange Bonds in exchange for, any Restricted Bonds and may terminate or amend the exchange offers, if prior to the expiration date, the exchange offers violate any applicable law or applicable interpretation of the staff of the SEC.
      The foregoing condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived by us in whole or in part at any time in our reasonable discretion, except that we will not waive the condition with respect to an individual holder unless we waive such condition with respect to all holders. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the exchange offers. The condition to the exchange offers must be satisfied or waived by us prior to the expiration of the exchange offers.
      In addition, we will not accept for exchange any Restricted Bonds tendered, and no Exchange Bonds will be issued in exchange for any such Restricted Bonds, if at such time any stop order is threatened or in effect with respect to the Registration Statement, of which this prospectus constitutes a part, or the qualification of the indentures under the Trust Indenture Act.

Exchange Agent
      We have appointed U.S. Bank National Association as the exchange agent for the exchange offers. Questions and requests for assistance, requests for additional copies of this prospectus or of other documents should be directed to the exchange agent addressed as follows:
U.S. Bank National Association, Exchange Agent
U.S. Bank National Association
Attn: Specialized Finance Department
EP-MN-WS3C
60 Livingston Avenue
St. Paul, Minnesota 55107
For Information Call:
(800) 934-6802
For Facsimile Transmission:
(651) 495-8158
Confirm by Telephone:
(800) 934-6802
Fees and Expenses
      The principal solicitation is being made by mail by U.S. Bank National Association, as exchange agent. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services and pay other registration expenses, including registration and filing fees, fees and expenses of compliance with federal securities and state blue sky securities laws, printing expenses, messenger and delivery services and telephone, fees and disbursements to our counsel, application and filing fees and any fees and disbursement to our independent certified public accountants. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offers.
      Additional solicitation may be made by telephone, facsimile or in person by our and our affiliates’ officers and regular employees and by persons so engaged by the exchange agent.
Accounting Treatment
      We will record the Exchange Bonds at the same carrying value as the Restricted Bonds, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The expenses of the exchange offers will be amortized over the term of the Exchange Bonds.
Transfer Taxes
      You will not be obligated to pay any transfer taxes in connection with the tender of Restricted Bonds in the exchange offers unless you instruct us to register Exchange Bonds in the name of, or request that Restricted Bonds not accepted in the applicable exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer tax.
Consequences of Exchanging or Failing to Exchange Restricted Bonds
      The information below concerning specific interpretations of and positions taken by the staff of the SEC is not intended to constitute legal advice, and prospective purchasers should consult their own legal advisors with respect to those matters.

      If you do not exchange your Restricted Bonds for Exchange Bonds in the applicable exchange offer, your Restricted Bonds will continue to be subject to the provisions of the indentures regarding transfer and exchange of the Restricted Bonds and the restrictions on transfer of the Restricted Bonds imposed by the Securities Act and state securities laws. These transfer restrictions are required because the Restricted Bonds were issued under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Restricted Bonds may not be offered or sold unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the Restricted Bonds under the Securities Act.
      Based on interpretations by the staff of the SEC, as detailed in a series of no-action letters issued to third parties, we believe that the Exchange Bonds issued in the exchange offers may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

•	you are acquiring the Exchange Bonds in the ordinary course of your business;

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the Exchange Bonds; and

•	you are not an affiliate of ours.
      If you are an affiliate of ours, are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the Exchange Bonds:

•	you cannot rely on the applicable interpretations of the staff of the SEC;

•	you will not be entitled to participate in the exchange offers; and

•	you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.
      We do not intend to seek our own interpretation regarding the exchange offers, and we cannot assure you that the staff of the SEC would make a similar determination with respect to the Exchange Bonds as it has in other interpretations to third parties.
      Each holder of Restricted Bonds who wishes to exchange such Restricted Bonds for the related Exchange Bonds in the applicable exchange offer represents that:

•	it is not our affiliate;

•	it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the Exchange Bonds to be issued in the applicable exchange offer;

•	it is acquiring the Exchange Bonds in its ordinary course of business; and

•	if it is a broker-dealer, it will receive the Exchange Bonds for its own account in exchange for Restricted Bonds that were acquired by it as a result of its market-making or other trading activities and that it will deliver a prospectus in connection with any resale of the Exchange Bonds it receives. For further information regarding resales of the Exchange Bonds by participating broker-dealers, see the discussion under the caption “Plan of Distribution.”
      As discussed above, in connection with resales of Exchange Bonds, any participating broker-dealer must deliver a prospectus meeting the requirements of the Securities Act. The staff of the SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the Exchange Bonds, other than a resale of an unsold allotment from the original sale of the Restricted Bonds, with the prospectus contained in the exchange offer registration statement. Under the registration rights agreements, we have agreed, for a period of 120 days following the consummation of the exchange offers, to make available a prospectus meeting the requirements of the Securities Act to any participating broker-dealer for use in connection with any resale of any Exchange Bonds acquired in the exchange offers.

DESCRIPTION OF THE EXCHANGE BONDS
      Centennial Communications Corp. (“Centennial”), will issue the Exchange Bonds under Indentures, dated as of December 21, 2005, between Centennial, as issuer, and U.S. Bank National Association, as trustee (the “Trustee”). These is the same indentures under which the Restricted Bonds were issued. The terms of the Exchange Bonds include those stated in the Indentures and those made part of the Indentures by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”).
      The following is a summary of the material provisions of the Indentures but does not restate the Indentures in their entirety. You can find the definitions of certain capitalized terms used in the following summary under the subheading “— Definitions.” The definitions used in this “Description of the Exchange Bonds” may differ from definitions used elsewhere in this prospectus. We urge you to read the Indentures because it, and not this description, defines your rights as holders of the Exchange Bonds. Copies of the Indentures are available upon request from the Company. For purposes of this “Description of the Exchange Bonds,” the term “Centennial” means Centennial Communications Corp. and its successors under the Indentures, in each case excluding its subsidiaries, and the term “Notes” includes the Restricted Bonds and the Exchange Bonds.
Exchange Bonds versus Restricted Bonds
      The terms of the Exchange Bonds are substantially identical to those of the outstanding Restricted Bonds, except that the transfer restrictions, registration rights and additional interest provisions relating to the Restricted Bonds do not apply to the Exchange Bonds.
General
      Centennial will issue up to $350.0 million aggregate principal amount of Floating Rate Exchange Bonds due 2013 (the “Floating Rate Exchange Bonds,” and together with the Floating Rate Restricted Bonds, the “Floating Rate Bonds”) and up to $200.0 million aggregate principal amount of 10% Exchange Bonds due 2013 (the “Fixed Rate Exchange Bonds,” and together with the Fixed Rate Restricted Bonds, the “Fixed Rate Bonds”). Together, the Floating Rate Exchange Bonds and the Fixed Rate Exchange Bonds will be referred to as the “Exchange Bonds,” the Floating Rate Restricted Bonds and the Fixed Rate Restricted Bonds will be referred to as the “Restricted Bonds.” Together, the Exchange Bonds and the Restricted Bonds will be referred to as the “Notes.” The Floating Rate Exchange Bonds offered pursuant to this prospectus will be issued under indenture to be entered into between Centennial and U.S. Bank National Association, as trustee, and the Fixed Rate Exchange Bonds offered pursuant to this prospectus will be issued under an indenture to be entered into between Centennial and U.S. Bank National Association, as trustee. For purposes of this “Description of the Exchange Bonds” section, the term “Centennial” means Centennial Communications Corp., excluding any of its subsidiaries, the term “CCOC” means Centennial Cellular Operating Co. LLC, excluding any of its subsidiaries and the term “Guarantor” means any guarantor of the obligations of Centennial under the Exchange Bonds and excludes any of their respective subsidiaries.
      The terms of each series of the Notes include those stated in the related indenture and those made part of the related indenture by reference to the Trust Indenture Act of 1939. The Notes are subject to all such terms, and holders of each series of Notes are referred to the related indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the indentures and the registration rights agreements does not purport to be complete and is qualified in its entirety by reference to the indentures and the registration rights agreements, including the definitions therein of certain terms used below. Copies of the proposed forms of the indentures and registration rights agreements are available from Centennial upon request. The definitions of certain terms used in the following summary are set forth below under the caption “— Certain Definitions.”
      The Notes are senior unsecured obligations of Centennial limited to $550.0 million aggregate principal amount, $350.0 million aggregate principal amount of which are Floating Rate Bonds and $200.0 million aggregate principal amount of which are Fixed Rate Bonds. The indentures provide for the issuance from time to time of an unlimited principal amount of additional Floating Rate Bonds and/or Fixed Rate Bonds, subject to the limitations described in the “Limitation on Incurrence of Additional Indebtedness” covenant. Any such additional notes will be identical in all respects to the original Notes of such series, other than with respect to issue price and issuance date. Each series of Notes offered by Centennial and any additional notes of such series subsequently issued under the indenture pursuant to which such series of notes was issued will, except as otherwise stated herein, be treated as a single class for all purposes under the indenture pursuant to which such series of notes was issued, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to “Notes” for all purposes of the indentures and this “Description of Exchange Bonds” include any additional notes that are actually issued.
      The Floating Rate Bonds will mature on January 1, 2013. The Fixed Rate Bonds will mature on January 1, 2013. The Exchange Bonds will be issued only in fully registered form, without coupons, in minimum denominations of $2,000 and integral multiples of $1,000.
      Under certain circumstances, the obligations of Centennial with respect to each series of Notes may be fully, unconditionally and irrevocably guaranteed (a “Guarantee”) by certain Subsidiaries of Centennial (each, a “Guarantor”). As of the issue date of the Restricted Bonds, there will be no Guarantors but all of Centennial’s subsidiaries will be Restricted Subsidiaries.
      Principal of, premium, if any, and interest on the Notes will be payable, and, subject to the following provisions, the Notes may be presented for registration of transfer or exchange, at the office or agency of Centennial maintained for such purpose, which office or agency shall be maintained in the Borough of Manhattan of the City of New York. At the option of Centennial, payment of interest may be made by check mailed to the holders of the Notes at the addresses set forth upon the registry books of Centennial. No service charge will be made for any registration of transfer or exchange of Notes, but Centennial may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Until otherwise designated by Centennial, Centennial’s office or agency will be the corporate trust office of the trustee presently located in New York, New York.
      All payments of principal and interest will be made by Centennial in same day funds. The Notes will trade in the Same-Day Funds Settlement System of The Depository Trust Company (the “Depositary” or “DTC”) until maturity, and secondary market trading activity for the Notes therefore will settle in same day funds.
      When issued, each series of Exchange Bonds will be a new issue of securities with no established trading market. No assurance can be given as to the liquidity of the trading market for either series of Exchange Bonds. See “Risk Factors — Risks Relating to the Exchange Bonds — There is no public market for the Exchange Bonds, and we do not know if a market will ever develop or, if a market does develop, whether it will be sustained.”
Ranking
      The Notes are senior unsecured indebtedness of Centennial ranking pari passu with all other existing and future unsubordinated obligations of Centennial. The Notes are effectively junior to the secured obligations of Centennial (including Centennial’s guarantee on the Indebtedness of CCOC and Centennial Puerto Rico in respect of the Senior Credit Facility) to the extent of the value of the assets of Centennial securing such obligations. The Notes will be effectively junior to all existing and future Indebtedness and other liabilities of Centennial’s Subsidiaries, including Indebtedness of CCOC and Centennial Puerto Rico with respect to which Centennial is a co-obligor.
      After giving effect to the Transactions as described in “Summary — The Transactions,” as if each had occurred on November 30, 2005:

•	there would have been $550.0 million outstanding under the senior credit facility and $60.6 million outstanding of capitalized leases and tower obligations, all of which was secured indebtedness;

•	there would have been $500.0 million outstanding under the 2013 Senior Notes, $325.0 million outstanding under the 2014 Senior Notes and $550.0 million outstanding under the Restricted Bonds, all of which was senior unsecured indebtedness;

•	there would have been $145.0 million outstanding under the 2008 Senior Subordinated Notes, all of which was subordinated indebtedness; and

•	Centennial’s Subsidiaries would have had total Indebtedness and other liabilities of approximately $2.4 billion, including Indebtedness on which Centennial is a co-obligor, all of which would be effectively senior to the Notes.
      The Guarantee by any Guarantor will rank pari passu in right of payment with all other existing and future unsubordinated obligations of any such Guarantor. The Guarantee will be effectively subordinated to secured obligations of such Guarantor to the extent of the value of the assets of such Guarantor securing such obligations. At the time of the issuance of the Notes there will be no Guarantees.
      Each indenture will limit, but not prohibit, the incurrence by Centennial and its Restricted Subsidiaries of additional Indebtedness.
      Centennial is a holding company who conducts its operations through its Subsidiaries. Accordingly, Centennial’s ability to meet its cash obligations will be dependent upon the ability of its Subsidiaries to make cash distributions to Centennial. Dividends and distributions from Subsidiaries of Centennial are expected to be the only source for payment of interest on the Notes. The ability of Centennial’s Subsidiaries to pay dividends and make distributions to Centennial may be restricted by, among other things, applicable laws and regulations and by the terms of agreements into which they enter, including the indentures governing the 2008 Senior Subordinated Notes, the 2013 Senior Notes and the 2014 Senior Notes. See “Risk Factors — Risks Relating to the Exchange Bonds — Centennial is the sole obligor of the Exchange Bonds, and its subsidiaries do not guarantee its obligations under the Exchange Bonds and do not have any obligations with respect to the Exchange Bonds.” Furthermore, any right of Centennial to receive the assets of any of its Subsidiaries, other than any Subsidiary that may become a Guarantor in the future, upon any such Subsidiary’s liquidation (and the consequent right of the Holders of the Notes to participate in the distribution of the proceeds of those assets) effectively will be subordinated by operation of law to the claims of such Subsidiary’s creditors (including trade creditors) and holders of its preferred stock, if any, except to the extent that Centennial is recognized as a creditor or preferred stockholder of such Subsidiary, in which case the claims of Centennial would still be subordinate to any Indebtedness or preferred stock of such Subsidiary senior in right of payment to that held by Centennial. In the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or any assignment for the benefit of the creditors of Centennial or a marshaling of assets or liabilities of Centennial, Holders of the Notes may receive ratably less than other such creditors or interest holders.
Interest

Floating Rate Bonds
      The Floating Rate Bonds bear interest at a rate per annum, reset quarterly, equal to LIBOR plus 5.75% as determined by the calculation agent (the “Calculation Agent”), which shall initially be the trustee. Interest on the Floating Rate Bonds will be payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year (each, a “Floating Rate Interest Payment Date”), commencing April 1, 2006 to the Persons in whose names such Floating Rate Bonds are registered at the close of business on the immediately preceding December 15, March 15, June 15 and September 15. Interest on the Floating Rate Bonds will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Set forth below is a summary of certain of the defined terms used in the indenture relating to the calculation of interest on the Floating Rate Bonds.
      “LIBOR,” with respect to an Interest Period, will be the rate (expressed as a percentage per annum) for deposits in United States dollars for three-month periods beginning on the first day of such Interest Period that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Determination Date. If

Telerate Page 3750 does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide such bank’s offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in United States dollars for a three-month period beginning on the first day of such Interest Period. If at least two such offered quotations are so provided, LIBOR for the Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent, to provide such bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in United States dollars to leading European banks for a three-month period beginning on the first day of such Interest Period. If at least two such rates are so provided, LIBOR for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then LIBOR for the Interest Period will be LIBOR in effect with respect to the immediately preceding Interest Period.
      “Determination Date,” with respect to an Interest Period, will be the second London Banking Day preceding the first day of the Interest Period.
      “Interest Period” means the period commencing on and including a Floating Rate Interest Payment Date and ending on and including the day immediately preceding the next succeeding Floating Rate Interest Payment Date, with the exception that the first Interest Period shall commence on and include the Issue Date and end on, but not include, April 1, 2006.
      “London Banking Day” is any day in which dealings in United States dollars are transacted or with respect to any future date, are expected to be transacted in the London interbank market.
      “Representative Amount” means a principal amount of not less than U.S. $1,000,000 for a single transaction in the relevant market at the relevant time.
      “Telerate Page 3750” means the display designated as “Page 3750” on the Moneyline Telerate service (or such other page as may replace Page 3750 on that service).
      The amount of interest for each day that the Floating Rate Bonds are outstanding (the “Daily Interest Amount”) will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the Floating Rate Bonds. The amount of interest to be paid on the Floating Rate Bonds for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period. All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or ..0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards). The interest rate on the Floating Rate Bonds will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application. The Calculation Agent will, upon the request of the Holder of any Floating Rate Bond, provide the interest rate then in effect with respect to the Floating Rate Bonds. All calculations made by the Calculation Agent in the absence of manifest error will be conclusive for all purposes and binding on Centennial and the Holders of the Floating Rate Bonds.

Fixed Rate Bonds
      The Fixed Rate Bonds bear interest at the rate per annum stated on the cover page hereof, payable semi-annually in arrears on April 1 and October 1 of each year (each, a “Fixed Rate Interest Payment Date”), commencing April 1, 2006 to the Persons in whose names such Fixed Rate Bonds are registered at the close of business on March 15 or September 15 preceding such Fixed Rate Interest Payment Date. Interest on the Fixed Rate Bonds will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the Fixed Rate Bonds will be computed on the basis of a 360-day year comprised of twelve 30-day months.
Optional Redemption

Floating Rate Bonds

General
      The Floating Rate Bonds will be subject to redemption at any time on or after January 1, 2008 at the option of Centennial, in whole or in part, on not less than 30 nor more than 60 days prior notice in amounts of $1,000 or an integral multiple thereof at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period, beginning January 1, of the years indicated below:

Redemption
Year	Price

2008	103.000%
2009	102.000%
2010 and thereafter	100.000%
together with accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on a Floating Rate Interest Payment Date).

Upon Certain Equity Offerings
      In addition, at any time prior to January 1, 2008, Centennial, at its option, may use the net cash proceeds of one or more Equity Offerings in a single transaction or a series of related transactions to redeem up to an aggregate of 35% of the aggregate principal amount of Floating Rate Bonds issued under the indenture relating to the Floating Rate Bonds (including any additional notes) at a redemption price equal to 100% of the aggregate principal amount thereof, plus a premium equal to the interest rate per year that is then applicable to the Floating Rate Bonds on the date on which notice of redemption is given, plus accrued and unpaid interest to, but not including, the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on a Floating Rate Interest Payment Date); provided, that at least 65% of the aggregate principal amount of Floating Rate Bonds (including any additional notes) remains outstanding immediately after the occurrence of such redemption; provided further, that any such redemption may not occur in connection with a Change of Control. In order to effect the foregoing redemption, Centennial must consummate such redemption within 90 days of the closing of the Equity Offering.

Fixed Rate Bonds

General
      The Fixed Rate Bonds will be subject to redemption at any time on or after January 1, 2009 at the option of Centennial, in whole or in part, on not less than 30 nor more than 60 days prior notice in amounts of $1,000 or an integral multiple thereof at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period, beginning January 1 of the years indicated below:

Redemption
Year	Price

2009	107.500%
2010	105.000%
2011	102.500%
2012 and thereafter	100.000%

together with accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on a Fixed Rate Interest Payment Date).

Upon Certain Equity Offerings
      In addition, at any time prior to January 1, 2009, Centennial, at its option, may use the net cash proceeds of one or more Equity Offerings in a single transaction or a series of related transactions to redeem up to an aggregate of 35% of the aggregate principal amount of Fixed Rate Bonds issued under the indenture relating to the Fixed Rate Bonds (including any additional notes) at a redemption price equal to 110.0% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but not including, the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on a Fixed Rate Interest Payment Date); provided, that at least 65% of the aggregate principal amount of Fixed Rate Bonds (including any additional notes) remains outstanding immediately after the occurrence of such redemption; provided further, that any such redemption may not occur in connection with a Change of Control. In order to effect the foregoing redemption, Centennial must consummate such redemption within 90 days of the closing of the Equity Offering.

Upon a Change of Control
      In addition, the Fixed Rate Bonds may be redeemed upon a Change of Control at any time prior to January 1, 2009, at the option of Centennial, in whole but not in part, within 60 days of such Change of Control. Prior to January 1, 2008, the redemption price will be equal to (i) 110.0% of the principal amount of the Fixed Rate Bonds, plus (ii) accrued interest to, but not including, the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on a Fixed Rate Interest Payment Date). After January 1, 2008 but prior to January 1, 2009, the redemption price will be equal to (i) 100% of the principal amount of the Fixed Rate Bonds, plus (ii) accrued interest to, but not including, the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on a Fixed Rate Interest Payment Date), plus (iii) the Applicable Premium, if any.

In Connection with Certain Asset Sales
      In addition, the Fixed Rate Bonds may be redeemed at any time prior to January 1, 2009, at the option of Centennial, in whole but not in part, with the net cash proceeds of a sale of assets that would be considered an Asset Sale (as defined in and described under the covenant “— Certain Covenants — Limitation on Asset Sales and Sales of Subsidiary Stock”) within 60 days of such asset sale. Prior to January 1, 2008, the redemption price will be equal to (i) 110.0% of the principal amount of the Fixed Rate Bonds, plus (ii) accrued interest to, but not including, the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date). After January 1, 2008 but prior to January 1, 2009, the redemption price will be equal to (i) 100% of the principal amount of the Fixed Rate Bonds, plus (ii) accrued interest to, but not including, the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on a Fixed Rate Interest Payment Date), plus (iii) the Applicable Premium, if any.

Procedures
      Subject to the following, notice of any redemption will be sent, by first-class mail, at least 30 days and not more than 60 days prior to the date fixed for redemption to the Holder of each Note to be redeemed to such Holder’s last address as then shown upon the books of the Registrar. Any notice which relates to a Note to be redeemed in part only must state the portion of the principal amount to be redeemed and must state that on and after the date fixed for redemption, upon surrender of such Note, a new Note or Notes in a principal amount equal to the unredeemed portion thereof will be issued. On and after the date fixed for redemption, interest will cease to accrue on the portions of the Notes called for redemption.

      In the case of a partial redemption of a particular series of Notes, the trustee shall select the Notes or portions thereof for redemption in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed, or if such Notes are not so listed, on a pro rata basis, by lot or by any other manner as it deems appropriate and fair. The Notes may be redeemed in part in multiples of $1,000 only; provided that no Notes of $2,000 or less shall be redeemed in part.
Future Guarantees
      The obligation of Centennial to make payments of the principal of, premium, if any, and interest on the Notes will be fully, unconditionally and irrevocably guaranteed by each Guarantor, which Guarantee will rank pari passu in right of payment with all existing and future subordinated obligations of such Guarantor. At the time of issuance of the Notes, there will be no Guarantors. See “— Certain Covenants — Limitation on Issuance of Guarantees; Release of Guarantee.”
      The obligations of each Guarantor under its Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable U.S. federal or state laws. The Guarantee of such Guarantor will be automatically and unconditionally released and discharged (1) upon any permitted sale, exchange or transfer to any Person of all or substantially all of the assets of such Guarantor or upon a sale or transfer of capital stock of such Guarantor as a result of which such Guarantor ceases to be a Subsidiary of Centennial or (2) if Centennial designates such Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the related indenture.
Sinking Fund
      The Notes will not have the benefit of a sinking fund.
Termination of Certain Covenants
      From and after the first date after the Issue Date on which a series of Notes has an Investment Grade Rating and no Default or Event of Default has occurred and is continuing under the related indenture (the “Investment Grade Date”), Centennial and its Restricted Subsidiaries will no longer be subject to the provisions of the related indenture described below under the following captions:

•	“— Certain Covenants — Limitation on Incurrence of Additional Indebtedness,”

•	“— Certain Covenants — Limitation on Liens,”

•	“— Certain Covenants — Limitation on Restricted Payments,”

•	“— Certain Covenants — Limitation on Restricting Subsidiary Dividends,”

•	“— Certain Covenants — Limitation on Transactions with Related Persons,”

•	“— Certain Covenants — Limitation on Issuance of Guarantees; Release of Guarantee” (except as set forth therein),

•	clause (iii) of “— Certain Covenants — Limitation on Merger, Sale or Consolidation,”

•	“— Certain Covenants — Limitation on Asset Sales and Sales of Subsidiary Stock,”

•	“— Certain Covenants — Limitation on Lines of Business,” and

•	“— Certain Covenants — Limitation on Unrestricted Subsidiaries.”
Instead, the covenant described below under the caption “— Investment Grade Covenant” will apply to such series of Notes and become effective from and after any Investment Grade Date.
      As a result of the foregoing, such series of Notes will be entitled to substantially reduced covenant protection from and after any Investment Grade Date.

Certain Covenants

Repurchase of Notes at the Option of the Holder upon a Change of Control
      Each indenture provides that, in the event that a Change of Control has occurred, unless all of such series of Notes have been called for redemption, each Holder will have the right, at such Holder’s option, pursuant to an irrevocable and unconditional offer by Centennial (the “Change of Control Offer”), to require Centennial to repurchase all or any part (equal to $1,000 principal amount or an integral multiple thereof) of such series of Notes, on a date (the “Change of Control Purchase Date”) that is no later than 50 Business Days after the occurrence of such Change of Control at a cash price (the “Change of Control Purchase Price”) equal to 101% of the aggregate principal amount thereof, together with any accrued and unpaid interest to, but not including, the Change of Control Purchase Date. The Change of Control Offer shall be made within 30 Business Days following a Change of Control and shall remain open for 20 Business Days following its commencement (the “Change of Control Offer Period”). Upon expiration of the Change of Control Offer Period, Centennial shall purchase all of such series of Notes properly tendered in response to the Change of Control Offer.
      On or before the Change of Control Purchase Date, Centennial will (i) accept for payment Notes or portions thereof properly tendered and not validly withdrawn pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent cash sufficient to pay the Change of Control Purchase Price (together with accrued and unpaid interest) of all Notes so tendered and (iii) deliver to the trustee Notes so accepted together with an Officers’ Certificate listing the Notes or portions thereof being purchased by Centennial. The Paying Agent promptly will deliver to the Holders of Notes so accepted payment in an amount equal to the Change of Control Purchase Price (together with any accrued and unpaid interest to, but not including, the Change of Control Purchase Date) applicable to such series of Notes, and the trustee will promptly authenticate and mail or deliver to such Holders a new Note of such series equal in principal amount to any unpurchased portion of the Note surrendered. Any Notes not so accepted will be promptly mailed or delivered by Centennial to the Holder thereof. Centennial will announce publicly the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.
      The Change of Control purchase feature of the Notes may make more difficult or discourage a takeover of Centennial, and, thus, the removal of incumbent management. The Change of Control purchase feature resulted from negotiations between Centennial and the Initial Purchaser and is not the result of any intention on the part of Centennial or its management to discourage the acquisition of Centennial.
      The Senior Credit Facility provides that certain change of control events with respect to Centennial would constitute a default thereunder. Any future credit agreements or other agreements to which Centennial or any of its Subsidiaries becomes a party may contain similar restrictions and provisions. In the event a Change of Control were to occur at a time when Centennial and any Guarantor are prohibited from purchasing Notes, they could seek the consent of their lenders to such purchase of Notes, or any of such companies could attempt to refinance the borrowings that contain such prohibition. If they did not obtain such consents or repay such borrowings, they would not be able to purchase the Notes under a Change of Control Offer. In such case, their failure to purchase tendered Notes would constitute an Event of Default under the related indenture.
      If a Change of Control Offer is made, there can be no assurance that Centennial or any Guarantor will have available funds sufficient to pay the Change of Control Purchase Price for all of the Notes that might be delivered by Holders of the Notes seeking to accept the Change of Control Offer. The failure of Centennial or any Guarantor to make or consummate the Change of Control Offer or pay the Change of Control Purchase Price when due will give the trustee and the Holders of the Notes the rights described under “— Events of Default and Remedies.”
      Centennial will not be required to make a Change of Control Offer with respect to any series of Notes upon a Change of Control if a third party makes the Change of Control Offer with respect to such series of Notes in the manner, at the times and otherwise in compliance with the requirements set forth in the related indenture applicable to a Change of Control Offer made by Centennial and purchases all Notes of such series validly tendered and not withdrawn under such Change of Control Offer.
      The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Centennial and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of Centennial and its Restricted Subsidiaries taken as a whole. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of notes may require Centennial to make a Change of Control Offer.
      The provisions of the indentures will not afford Holders of the Notes the right to require a repurchase of the Notes in the event of a highly leveraged transaction or certain transactions with Centennial’s management or Affiliates, including a reorganization, restructuring, merger or similar transaction (including, in certain circumstances, an acquisition of Centennial by management or its affiliates) involving Centennial that may adversely affect Holders of the Notes, if such transaction is not a transaction defined as a “Change of Control.” A transaction involving Centennial’s management or Affiliates, or a transaction involving a recapitalization of Centennial, will result in a Change of Control only if it is the type of transaction specified by such definition.
      Any Change of Control Offer will be made in compliance with all applicable laws, rules and regulations, including, if applicable, Regulation 14E under the Exchange Act and the rules thereunder and all other applicable Federal and state securities laws, and Centennial may modify a Change of Control Offer to the extent necessary to effect such compliance.

Limitation on Incurrence of Additional Indebtedness
      Each indenture provides that Centennial will not and will not permit any of its Restricted Subsidiaries to, directly or indirectly, issue, create, incur, assume, guarantee or otherwise directly or indirectly become liable for, or otherwise become responsible for, contingently or otherwise (individually or collectively, to “Incur” or, as appropriate, an “Incurrence”), any Indebtedness (including any Acquired Indebtedness). Neither the accrual of interest (including the issuance of “pay in kind” securities or similar instruments in respect of such accrued interest) pursuant to the terms of Indebtedness Incurred in compliance with this covenant, nor the accretion of original issue discount, nor the mere extension of the maturity of any Indebtedness shall be deemed to be an Incurrence of Indebtedness.
      Notwithstanding the foregoing, Centennial and/or any Restricted Subsidiary of Centennial may Incur Indebtedness (including Acquired Indebtedness) if Centennial’s Annual Debt to EBITDA Ratio, after giving effect to the Incurrence of such Indebtedness and the application of the proceeds therefrom, would have been less than 7.5 to 1.0 thereafter.
      In addition, the foregoing limitations will not apply to the Incurrence of the following:

(i) Indebtedness of Centennial or any Restricted Subsidiary under one or more Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed $1.0 billion, reduced by permanent reductions in commitments in satisfaction of the Net Cash Proceeds application requirement set forth in “— Limitation on Asset Sales and Sales of Subsidiary Stock;” provided, that any Indebtedness under the Senior Credit Facility outstanding on the Issue Date will be deemed to have been Incurred under this clause (i);

(ii) Indebtedness pursuant to the Notes or existing on the Issue Date (other than under the Senior Credit Facility) and Refinancing Indebtedness Incurred to refinance Indebtedness incurred pursuant to this clause (ii);

(iii) Indebtedness between Centennial and any Restricted Subsidiary of Centennial or between Restricted Subsidiaries of Centennial, provided, that, in the case of Indebtedness of Centennial, such obligations shall be unsecured and subordinated in all respects to the Holders’ rights pursuant to the Notes; provided further, that (a) any disposition or transfer of any such Indebtedness to a Person (other than a disposition or transfer to Centennial or a Restricted Subsidiary) shall be deemed to be an Incurrence of such Indebtedness by the obligor not permitted by this clause (iii), and (b) any transaction pursuant to which any Restricted Subsidiary, which has Indebtedness owing to Centennial or any other Restricted Subsidiary, ceases to be a Restricted Subsidiary shall be deemed to be the Incurrence of Indebtedness by such Restricted Subsidiary that is not permitted by this clause (iii);

(iv) Capitalized Lease Obligations, Purchase Money Indebtedness of Centennial or any Restricted Subsidiary and any Refinancing Indebtedness in respect thereof in an aggregate amount or aggregate principal amount, as the case may be, outstanding at any time not to exceed in the aggregate the greater of (x) $100.0 million and (y) 5% of Centennial’s Total Assets; provided, that in the case of Purchase Money Indebtedness, such Indebtedness shall not constitute more than 100% of the cost (determined in accordance with GAAP) to Centennial or such Restricted Subsidiary of the property purchased or leased with the proceeds thereof;

(v) Indebtedness of Centennial or any Restricted Subsidiary arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Centennial or its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of Centennial to the extent none of the foregoing results in the obligation to repay an obligation for money borrowed by any Person;

(vi) any guarantee by any Restricted Subsidiary of the Senior Credit Facility or any other Indebtedness Incurred in accordance with the provisions of this covenant and the “— Limitation on Issuances of Guarantees; Release of Guarantee” covenant;

(vii) Indebtedness incurred by Centennial or any of its Restricted Subsidiaries in connection with the acquisition of a new Restricted Subsidiary (including Acquired Indebtedness) or of property, businesses or assets which, or Capital Stock of a Person and any Refinancing Indebtedness in respect thereof; provided, that the principal amount (or accreted value, as applicable) of such Indebtedness and any Refinancing Indebtedness in respect thereof, together with any other outstanding Indebtedness incurred pursuant to this clause (vii), does not exceed $40.0 million in the aggregate at any one time outstanding;

(viii) Indebtedness of Centennial or any Restricted Subsidiary under standby letters of credit or reimbursement obligations with respect thereto issued in the ordinary course of business; provided, that upon the drawing of such letters of credit or the Incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or Incurrence;

(ix) Interest Rate Protection Obligations relating to (A) Indebtedness of Centennial or any Restricted Subsidiary (which Indebtedness is otherwise permitted to be incurred under this covenant) or (B) Indebtedness for which a lender has provided a commitment in an amount reasonably anticipated to be incurred by Centennial or any Restricted Subsidiary in the 12 months after such Interest Rate Protection Obligations have been incurred; provided, however, that the notional principal amount of such Interest Rate Protection Obligations do not exceed the principal amount of the Indebtedness (including Indebtedness subject to commitments) to which such Interest Rate Protection Obligations relate;

(x) Currency Hedging Agreements relating to (A) Indebtedness of Centennial or any Restricted Subsidiary and/or (B) obligations to purchase or sell assets or properties, in each case, incurred in the ordinary course of business of Centennial or any Restricted Subsidiary; provided, however, that such Currency Hedging Agreements do not increase the Indebtedness or other obligations of Centennial or any Restricted Subsidiary outstanding other than as a result of the fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(xi) Indebtedness of Centennial or any Restricted Subsidiary of Centennial (other than as otherwise permitted pursuant to this covenant) not to exceed $125.0 million in the aggregate at any one time outstanding;

(xii) Refinancing Indebtedness incurred to extend, renew, replace or refund Indebtedness permitted under the second paragraph of this covenant or clause (ii) of this paragraph (plus the lesser of (a) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (b) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of Centennial or its Restricted Subsidiaries reasonably incurred in connection with such refinancing);

(xiii) the incurrence of Indebtedness by Centennial or any of its Restricted Subsidiaries arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five business days of incurrence;

(xiv) the incurrence of Indebtedness by Centennial or any of its Restricted Subsidiaries incurred in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance, surety and similar bonds and completion guarantees provided by Centennial or a Restricted Subsidiary, in each case, in the ordinary course of business;

(xv) other Indebtedness of Centennial or any Restricted Subsidiary in an amount not greater than the aggregate amount of Net Cash Proceeds from the sale of Capital Stock of Centennial or cash contributions made to the capital of Centennial (other than in exchange for Disqualified Capital Stock); provided, that the amount of such cash contributions (“Excluded Cash Contributions”) are designated in an officers’ certificate as Excluded Cash Contributions and shall not be included in the computation of the amount of Restricted Payments which Centennial can make pursuant to the “— Limitation on Restricted Payments” covenant.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (i) through (xv) above or is entitled to be incurred pursuant to the second paragraph of this covenant, Centennial may, in its sole discretion, classify (or later classify or reclassify in whole or in part in its sole discretion) such item of Indebtedness on the date of incurrence in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only the designated clauses or pursuant to the second paragraph hereof; provided that Indebtedness under any Senior Credit Facility outstanding on the Issue Date will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (i) above. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Centennial may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies.

Limitation on Liens
      Each indenture provides that Centennial will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly, create or incur any Lien of any kind (other than a Permitted Lien) securing any Indebtedness of Centennial (other than Indebtedness with respect to which CCOC and/or Centennial Puerto Rico are co-obligors) (including any assumption, guarantee or other liability with respect thereto by any Restricted Subsidiary) upon any property or assets of Centennial or any Restricted Subsidiary owned on the date of the indenture or acquired after the date of the indenture, or any income or profits therefrom, unless (i) in the case of Liens securing Pari Passu Indebtedness, the Notes are secured equally and ratably with the Indebtedness secured by such Lien and (ii) in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes, on a senior basis to the obligations so secured with the same relative priority as the Notes will have to that subordinate or junior Indebtedness. Notwithstanding the foregoing, any Lien securing the Notes granted pursuant to this covenant shall be automatically and unconditionally released and discharged, without any further action on behalf of the Holders, upon the release by the holders of the Indebtedness described above of their Lien on the property or assets of Centennial or any Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness) at such time as the holders of all such Indebtedness also release their Lien on the property or assets of Centennial or such Restricted Subsidiary, or upon any sale, exchange or transfer to any Person of the property or assets secured by such Lien, or of all of the Capital Stock held by Centennial or any Restricted Subsidiary in, or all or substantially all the assets of, any Restricted Subsidiary creating such Lien.

Limitation on Restricted Payments
      Each indenture provides that Centennial will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment, if immediately prior or after giving effect thereto:

(a) Default or an Event of Default would exist;

(b) Centennial would not be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Annual Debt to EBITDA Ratio provision set forth in the second paragraph of “— Limitation on Incurrence of Additional Indebtedness;” or

(c) the aggregate amount of all Restricted Payments made by Centennial and its Restricted Subsidiaries, including such proposed Restricted Payment (if not made in cash, then the fair market value of any property used therefor) from and after the Issue Date and on or prior to the date of such Restricted Payment, shall exceed the sum of (i) the amount determined by subtracting (x) 1.65 times the aggregate Consolidated Interest Expense of Centennial for the period (taken as one accounting period) from the first day of the quarter commencing immediately prior to the Issue Date to the last day of the last full fiscal quarter prior to the date of the proposed Restricted Payment (the “Computation Period”) from (y) Consolidated EBITDA of Centennial for the Computation Period, (ii) the aggregate Net Proceeds received by Centennial from the sale (other than to a Subsidiary of Centennial) of its Qualified Capital Stock after the Issue Date and on or prior to the date of such Restricted Payment and in any case other than Excluded Contributions, Excluded Cash Contributions and Investment Equity, (iii) 100% of the aggregate amount of nonrecourse contributions to the capital of Centennial and its Restricted Subsidiaries since the Issue Date (in any case other than Excluded Contributions, Excluded Cash Contributions and Investment Equity), (iv) to the extent not otherwise included in clauses (i)-(iii), above, an amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from payments of dividends, repayment of loans or advances, or other transfers of assets, in each case to Centennial or any Restricted Subsidiary of Centennial from Unrestricted Subsidiaries, or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investments”) since the Issue Date and (v) $30.0 million.
      Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph will not prohibit the actions described below:

(i) the payment of any dividend within 60 days after the date of its declaration if such dividend could have been made on the date of its declaration in compliance with the foregoing provisions;

(ii) the redemption, defeasance, repurchase or other acquisition or retirement of any Subordinated Indebtedness or Capital Stock of Centennial or its Restricted Subsidiaries either in exchange for or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of Centennial) of Qualified Capital Stock (in the case of any redemption, defeasance, repurchase or other acquisition or retirement of Capital Stock of Centennial or its Restricted Subsidiaries) or Subordinated Indebtedness;

(iii) the purchase, redemption or other acquisition or retirement for value of Capital Stock of Centennial from employees, former employees, directors, former directors, consultants and former consultants of Centennial or any of its Subsidiaries pursuant to the terms of the agreements pursuant to which such Capital Stock was acquired in an amount not to exceed $5.0 million in the aggregate in any calendar year (with unused amounts in any calendar year being carried over to the next two succeeding calendar years); provided, that such amount in any calendar year may be increased by an amount not to exceed (a) the cash proceeds from the sale of Capital Stock to members of management, directors or consultants that occurs after the Measurement Date plus (b) the cash proceeds of key man life insurance policies received by Centennial or its Restricted Subsidiaries after the Measurement Date;

(iv) repurchases of Capital Stock of Centennial deemed to occur upon exercise of stock options if such Capital Stock represents a portion of the exercise price of such options;

(v) the repurchase or other repayment of Indebtedness subordinated in right of payment to the Notes upon a Change of Control or Asset Sale to the extent required by the agreement governing such Indebtedness, but only if Centennial shall have complied with the covenants described under the heading “— Repurchase of Notes at the Option of the Holder upon a Change of Control” or, as the case may be, “— Limitation on Asset Sales and Sales of Subsidiary Stock” and purchased all Notes validly tendered and not withdrawn pursuant to the relevant offer prior to purchasing or repaying such other Indebtedness;

(vi) the repurchase, redemption, defeasance, retirement, refinancing, acquisition for value or payment of principal of any Indebtedness of Centennial or any Guarantor subordinated in right of payment to the Notes (other than Disqualified Capital Stock) (a “refinancing”) through the issuance of new Subordinated Indebtedness of Centennial or any Guarantor; provided, that any such new Subordinated Indebtedness (1) shall be in a principal amount that does not exceed the principal amount so refinanced (or, if such Subordinated Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, then such lesser amount as of the date of determination), plus the lesser of (I) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (II) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of Centennial or any Guarantor, as the case may be, incurred in connection with such refinancing; (2) has a final maturity date later than the final maturity date of, and has a Weighted Average Life equal to or greater than the Weighted Average Life of, the Indebtedness to be refinanced; and (3) is expressly subordinated in right of payment to the Notes or Guarantees, as applicable, at least to the same extent as the Indebtedness to be refinanced;

(vii) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Capital Stock of Centennial or any Guarantor or any Preferred Stock of Centennial’s Restricted Subsidiaries that are not Guarantors, issued or incurred in accordance with the “— Limitation on Incurrence of Additional Indebtedness” covenant;

(viii) the payment of dividends on Centennial’s common equity interests after the Issue Date of up to 6% per annum of an amount equal to the net cash proceeds received by Centennial in its initial public offering;

(ix) the repurchase, retirement or other acquisition for value of Capital Stock of Centennial in existence on the Measurement Date (which shall not exceed 7.1% of the outstanding Capital Stock of Centennial prior to January 7, 1999), and which are not held by Welsh Carson, Blackstone or their respective Affiliates or any members of management of Centennial or its Subsidiaries (including any Capital Stock issued in respect of such Capital Stock as a result of a stock split, recapitalization, merger, combination, consolidation or otherwise) provided that (A) the amount per share paid under this clause (xii) shall not exceed $41.50 per share (as such amount shall be adjusted as determined in good faith by the Board of Directors of Centennial for stock splits, stock dividends, recapitalizations, stock recombinations, mergers, reverse stock splits, consolidations or similar transactions) and (B) after giving effect thereto Centennial would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Annual Debt to EBITDA Ratio test contained in the second paragraph of “— Limitation on Incurrence of Additional Indebtedness;”

(x) Investments made with Excluded Contributions;

(xi) any payments made in connection with the Transactions;

(xii) cash payments in lieu of the issuance of fractional shares; and

(xiii) other Restricted Payments in an aggregate amount not to exceed $30.0 million.

In determining the aggregate amount expended for Restricted Payments in accordance with clause (c) of the first paragraph of this description of the “— Limitation on Restricted Payments” covenant, 100% of the amounts expended under clauses (i), (ii) (to the extent the Net Proceeds from the concurrent sale of Qualified Capital Stock has been added to the aggregate Net Proceeds calculation pursuant to clause (ii) of clause (c) of the first paragraph of this covenant), (iii), (iv), (vii), (viii), (ix) and (xii) of the immediately preceding paragraph shall be deducted from the amount or Restricted Payments that can be made under such clause (c). For the avoidance of doubt, in determining the aggregate amount expended for Restricted Payments in accordance with clause (c) of the first paragraph of this description of the “— Limitation on Restricted Payments” covenant, none of the amounts expended under any of the clauses not referred to in the immediately preceding sentence shall be deducted from the amount of Restricted Payments that can be made under such clause (c).

Limitation on Restricting Subsidiary Dividends
      Each indenture provides that Centennial will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, assume or suffer to exist any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of Centennial to pay dividends or make other distributions on the Capital Stock of any Restricted Subsidiary of Centennial or pay or satisfy any obligation to Centennial or any of its Restricted Subsidiaries or otherwise transfer assets or make or pay loans or advances to Centennial or any of its Restricted Subsidiaries, except encumbrances and restrictions existing under:

(i) any applicable law or any governmental or administrative regulation or order;

(ii) Refinancing Indebtedness permitted under the indenture, provided that the restrictions contained in the instruments governing such Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the instruments governing the Indebtedness being refinanced immediately prior to such refinancing, as determined by the Board of Directors of Centennial;

(iii) restrictions solely with respect to one or more Restricted Subsidiaries of Centennial imposed pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary; provided, that such restrictions apply solely to the Capital Stock or assets being sold of such Restricted Subsidiary;

(iv) restrictions contained in any agreement relating to a Person or real or tangible personal property acquired after the Issue Date which are not applicable to any Person or property other than the Person or property so acquired, and which were not put in place in connection with, or in contemplation of, such acquisition;

(v) any agreement (other than those referred to in clause (iv)) of a Person acquired by Centennial or a Restricted Subsidiary of Centennial, which restrictions existed at the time of acquisition and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements being refinanced, as determined by the Board of Directors of Centennial;

(vi) contractual encumbrances or restrictions in effect on the Issue Date (including, without limitation, encumbrances and restrictions relating to the Senior Credit Facility, the 2013 Senior Notes, the 2014 Senior Notes or the 2008 Senior Subordinated Notes or any other Indebtedness outstanding on the Issue Date) and encumbrances, and restrictions contained in the security agreements related to the Senior Credit Facility, in each case as such encumbrances or restrictions may be amended; provided, that such encumbrances or restrictions as amended are not materially more restrictive, taken as a whole, than those contained in contractual encumbrances or restrictions in effect on the Issue Date, as determined by the Board of Directors of Centennial;

(vii) contractual encumbrances or restrictions contained in other Indebtedness of CCOC or any Restricted Subsidiary permitted to be incurred pursuant to an agreement entered into subsequent to the Issue Date in accordance with the covenant described under the caption “— Limitation on Incurrence of Additional Indebtedness” provided that the provisions relating to such encumbrance or restriction contained in such Indebtedness are not materially less favorable to Centennial, taken as a whole, as determined by the Board of Directors of Centennial than the provisions contained in the Senior Credit Agreement or in the indentures governing the 2013 Senior Notes or the 2014 Senior Notes or the 2008 Senior Subordinated Notes, in each case, as in effect on the Issue Date;

(viii) each indenture and each series of the Notes;

(ix) Purchase Money Indebtedness and Capitalized Leases, each for property acquired in the ordinary course of business to the extent such encumbrance or restriction relates to the property underlying the Purchase Money Indebtedness;

(x) Indebtedness of Restricted Subsidiaries otherwise permitted to be incurred pursuant to the “— Limitation on Incurrence of Additional Indebtedness” covenant and the “— Limitation on Liens” covenant;

(xi) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(xii) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business to the extent such encumbrance and restriction relates to the activities and assets of such joint venture or similar agreement; provided that the Annual Consolidated EBITDA, determined as of the date of execution of any such joint venture or similar agreement, in all such joint ventures or similar entities which are subject to such encumbrances or restrictions does not exceed 10% of Centennial’s Annual Consolidated EBITDA on the date of execution of such joint venture or similar agreement; or

(xiii) customary provisions restricting subletting or assignment of any lease entered into the ordinary course of business.

Limitation on Transactions with Related Persons
      Each indenture provides that Centennial will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an “Affiliate Transaction”) involving in one or a series of related transactions an aggregate consideration in excess of $5.0 million, unless (a) such Affiliate Transaction is on terms that are not materially less favorable, taken as a whole, to Centennial or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Centennial or such Restricted Subsidiary with an unrelated Person, and Centennial delivers an officers’ certificate to the trustee certifying that such Affiliate Transaction complies with this clause (a), and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, Centennial delivers to the trustee a resolution adopted by the majority of the Disinterested Directors approving such Affiliate Transaction and set forth in an officers’ certificate certifying that such Affiliate Transaction complies with clause (a) above.
      The foregoing provisions will not apply to the following:

(i) transactions between or among Centennial and/or any of its Restricted Subsidiaries;

(ii) Restricted Payments permitted by the provisions of the indenture described above under the “— Limitation on Restricted Payments” covenant and Permitted Investments;

(iii) the payment of annual management, consulting, monitoring and advisory fees and related expenses to Welsh Carson, Blackstone and their respective Affiliates in an amount in any calendar year not to exceed the greater of (a) $1.0 million or (b) 1% of Annual Consolidated EBITDA of Centennial;

(iv) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of Centennial or any Restricted Subsidiary, including, without limitation, payments pursuant to employment agreements, benefit plans and similar obligations;

(v) payments by Centennial or any of its Restricted Subsidiaries to Welsh Carson, Blackstone and their respective Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the Board of Directors of Centennial in good faith;

(vi) any transaction with respect to which Centennial or any of its Restricted Subsidiaries, as the case may be, delivers to the trustee a letter from an investment banking, appraisal or accounting firm of national standing stating that such transaction is fair to Centennial or such Restricted Subsidiary from a financial point of view;

(vii) payments or loans to employees or consultants which are approved by a majority of the Board of Directors of Centennial in good faith;

(viii) any agreement as in effect on the Issue Date or any amendment thereto (so long as any such amendment is not materially disadvantageous to the Holders of the Notes, taken as a whole, as determined by the Board of Directors of Centennial) or any transaction contemplated thereby;

(ix) the existence of, or the performance by Centennial or any of its Restricted Subsidiaries of its obligations under any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party on the Issue Date and any similar agreements which it may enter into thereafter;

(x) any payment pursuant to a tax sharing agreement between Centennial and any other Person with which Centennial is required or permitted to file a consolidated tax return or with which Centennial is or could be part of a consolidated, combined or unitary group for tax purposes, which payments are not in excess of the tax liabilities attributable solely to Centennial and its Restricted Subsidiaries (as a consolidated, combined or unitary group);

(xi) transactions with a Person (other than an Unrestricted Subsidiary of Centennial) that is an Affiliate of Centennial or any Restricted Subsidiary solely because Centennial or any Restricted Subsidiary owns an equity interest in, or controls, such Person;

(xii) issuances and sales of equity interests (other than Disqualified Stock) to Affiliates of Centennial (other than an Unrestricted Subsidiary of Centennial); and

(xiii) any payments made in connection with the Transactions.

Limitation on Issuance of Guarantees; Release of Guarantee
      Each indenture provides that:

(a) Centennial will not cause or permit any Restricted Subsidiary (other than a Guarantor), directly or indirectly, to guarantee, assume or in any other manner become liable with respect to any Indebtedness (other than a guarantee) of Centennial or any Guarantor (other than under the Senior Credit Facility or any Indebtedness of Centennial with respect to which CCOC or a Restricted Subsidiary of CCOC is a co-issuer) unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the indenture providing for a Guarantee of the Notes on the same terms as the guarantee of such Indebtedness, except that such guarantee need not be secured unless required pursuant to the “— Limitation on Liens” covenant, and if such Indebtedness is by its terms expressly subordinated to the Notes, any such assumption, guarantee or other liability of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated to such Restricted Subsidiary’s Guarantee of the Notes at least to the same extent as such Indebtedness is subordinated to the Notes; provided, that, unless the 2013 Senior Notes, the 2014 Senior Notes or the 2008 Senior Subordinated Notes are guaranteed by a particular Restricted Subsidiary (other than a Guarantor), the foregoing shall not be applicable to any guarantee of (A) Indebtedness of a Foreign Restricted Subsidiary by a Foreign Restricted Subsidiary and (B) Indebtedness of such Restricted Subsidiary that existed at the time it became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary and any guarantees of Indebtedness that could have been incurred by such Restricted Subsidiary directly under the “— Limitation on Incurrence of Additional Indebtedness” covenant.

(b) Notwithstanding the foregoing, any Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it (and all Liens securing the same) shall be automatically and unconditionally released, without any action on the part of the holders of Notes, and discharged upon (i) any direct or indirect sale, exchange or transfer to any Person of all or substantially all the assets of such Restricted Subsidiary, or upon a direct or indirect sale or transfer of capital stock of such Guarantor as a result of which such Guarantor ceases to be a Subsidiary of Centennial, or upon the designation of such Guarantor as an Unrestricted Subsidiary in accordance with the provisions of the indenture, which transaction is otherwise in compliance with the terms of the indenture or (ii) the release by the holders of the Indebtedness of Centennial or any Guarantor described in clause (a) above of their guarantee by such Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness), which resulted in the Notes being guaranteed by such Restricted Subsidiary, at such time as (A) no other Indebtedness of Centennial or such Guarantor, as applicable, has been guaranteed by such Restricted Subsidiary or (B) the holders of all such other Indebtedness which is guaranteed by such Restricted Subsidiary also release their guarantee by such Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness); provided that this clause (b) will continue to be applicable from and after any Investment Grade Date.

Limitation on Asset Sales and Sales of Subsidiary Stock
      Each indenture provides that Centennial will not, and will not permit any of its Restricted Subsidiaries to, in one or a series of related transactions, convey, sell, transfer, assign or otherwise dispose of, directly or indirectly, any of its property, businesses or assets, including by merger or consolidation or sale and leaseback transaction, and including any sale or other transfer or issuance of any Capital Stock or any Restricted Subsidiary of Centennial, whether by Centennial or a Restricted Subsidiary other than any single transaction or a series of related transactions that involves properties, businesses or assets having a

Fair Market Value of less than $10.0 million, as determined in good faith by Centennial’s Board of Directors (an “Asset Sale”), unless:

(1) either (a) within 395 days of such Asset Sale, an amount equal to the Net Cash Proceeds therefrom (the “Asset Sale Offer Amount”) are applied to the repurchase of the Notes and other Indebtedness of Centennial ranking on a parity with the Notes from time to time outstanding (including the 2013 Senior Notes and the 2014 Senior Notes) with similar provisions requiring Centennial or a Restricted Subsidiary of Centennial to make an offer to purchase such Indebtedness with the proceeds from asset sales, pursuant to an irrevocable, unconditional offer (the “Asset Sale Offer”) to repurchase such Indebtedness at a purchase price (the “Asset Sale Offer Price”) of 100% of the principal amount thereof in the case of such series of Notes or 100% of the principal amount (or accreted value in the case of Indebtedness issued with an original issue discount) of such Indebtedness, plus, in each case, accrued interest to the date of payment, made within 395 days of such Asset Sale, or (b) within 395 days of such Asset Sale, the Asset Sale Offer Amount is (i) invested (or committed, pursuant to a binding commitment subject only to reasonable closing conditions, to be invested, and in fact is so invested, within an additional 90 days) in tangible assets and property (other than notes, obligations or securities), which in the good faith reasonable judgment of Centennial are of a type used in a Related Business or Capital Stock of a Person (which, if such Person becomes a Subsidiary of Centennial by virtue of such Asset Sale, shall initially be designated a Restricted Subsidiary), all or substantially all of whose assets and property (in the good faith reasonable judgment of Centennial) are of a type used in a Related Business (provided, that, with respect to such Capital Stock, all of the requirements of the last proviso of clause (v) of the second following paragraph shall have been satisfied), (ii) used to permanently retire Indebtedness of Centennial or any Guarantor that is, in each case, Pari Passu Indebtedness or Priority Indebtedness or (iii) used to permanently retire Indebtedness of CCOC or Centennial Puerto Rico or any Restricted Subsidiary of CCOC or Centennial Puerto Rico (including Indebtedness with respect to which Centennial is a co-obligor),

(2) with respect to any transaction or related series of transactions of securities, property or assets with an aggregate fair market value in excess of $5.0 million, at least 75% of the value of consideration for the assets disposed of in such Asset Sale (excluding (a) Indebtedness of Centennial or any Guarantor that is Pari Passu Indebtedness under a bank credit facility (and any Refinancing Indebtedness issued to refinance any such Indebtedness) or any Priority Indebtedness in each case that is assumed by a transferee which assumption permanently reduces the amount of Indebtedness outstanding on the Issue Date and permitted to have been Incurred pursuant to the “— Limitation on Incurrence of Additional Indebtedness” covenant (including that in the case of a revolving credit facility or similar arrangement that makes credit available, such commitment is permanently reduced by such amount), (b) Purchase Money Indebtedness secured exclusively by the assets subject to such Asset Sale, which is assumed by a transferee, (c) marketable securities that are converted into cash or Cash Equivalents within 180 days and (d) tangible assets and property (other than notes, obligations or securities), which in the good faith reasonable judgment of the Board of Directors of Centennial are of a type used in a Related Business); provided, that any cash or Cash Equivalents received within 12 months following any such Asset Sale upon conversion of any property or assets (other than in the form of cash or Cash Equivalents) received in consideration of such Asset Sale shall be applied promptly in the manner required of an amount equal to the Net Cash Proceeds of any such Asset Sale as set forth above (provided further, that Centennial and its Restricted Subsidiaries shall not be required to receive any cash in connection with the transfer or contribution of assets to a joint venture), and

(3) the Board of Directors of Centennial determines in good faith that Centennial or such Restricted Subsidiary, as applicable, would receive fair market value in consideration of such Asset Sale.
      Each indenture provides that an Asset Sale Offer may be deferred until an amount equal to the accumulated Net Cash Proceeds from Asset Sales not applied to the uses set forth in (1)(b) above exceeds $20.0 million and that each Asset Sale Offer shall remain open for 20 Business Days following its commencement and no longer, except as otherwise required by applicable law (the “Asset Sale Offer Period”). Upon expiration of the Asset Sale Offer Period, Centennial shall apply the Asset Sale Offer Amount, plus an amount equal to accrued interest to, but not including, the date of the purchase of all Indebtedness properly tendered, (on a pro rata basis as described above if the Asset Sale Offer Amount is insufficient to purchase all Indebtedness so tendered) at the Asset Sale Offer Price (together with accrued interest).
      Notwithstanding the foregoing provisions of the prior two paragraphs and subparagraphs (1), (2) and (3), above:

(i) Centennial and its Restricted Subsidiaries may convey, sell, lease, transfer, assign or otherwise dispose of assets in the ordinary course of business;

(ii) Centennial and its Restricted Subsidiaries may convey, sell, lease, transfer, assign or otherwise dispose of assets pursuant to and in accordance with the “— Limitation on Merger, Sales or Consolidations” covenant;

(iii) Centennial and its Restricted Subsidiaries may sell or dispose of damaged, worn out or other obsolete property in the ordinary course of business so long as such property is no longer necessary for the proper conduct of the business of Centennial or such Restricted Subsidiary, as applicable;

(iv) Centennial and its Restricted Subsidiaries may convey, sell, lease, transfer, assign or otherwise dispose of assets to Centennial or any of its Restricted Subsidiaries; and

(v) Centennial and its Restricted Subsidiaries may exchange, in the ordinary course of business (or, if otherwise than in the ordinary course of business, in the case of exchanges in excess of $15.0 million, upon receipt of a favorable written opinion by an independent financial advisor of national reputation as to the fairness from a financial point of view to Centennial or such Restricted Subsidiary of the proposed transaction), all or a portion of its property, businesses or assets for property, businesses or assets, or Capital Stock of a Person all or substantially all of whose assets, which are of a type used in the business of Centennial on the date of the indenture or a Related Business (provided, that such Person initially be designated a Restricted Subsidiary if such Person becomes a Subsidiary of Centennial by virtue of such exchange), or a combination of any such property, businesses or assets, or Capital Stock of such a Person and cash or Cash Equivalents; provided, that (i) a majority of the Disinterested Directors of the Board of Directors of Centennial shall have approved a resolution of the Board of Directors of Centennial that such exchange is fair to Centennial or such Restricted Subsidiary, as the case may be, and (ii) any cash or Cash Equivalents received pursuant to any such exchange shall be applied in the manner applicable to Net Cash Proceeds from an Asset Sale as set forth pursuant to the provisions of subparagraphs (1), (2) and (3) of this covenant; and provided further, that any Capital Stock of a Person received in an exchange pursuant to this clause (v) shall be owned directly by Centennial or a Restricted Subsidiary and, when combined with the Capital Stock of such Person already owned by Centennial and its Restricted Subsidiaries, shall constitute a majority of the voting power and Capital Stock of such Person.
      Restricted Payments and Permitted Investments that are made in compliance with the “— Limitation on Restricted Payments” covenant shall not be deemed to be Asset Sales.
      Any Asset Sale Offer shall be made in compliance with all applicable laws, rules and regulations including, if applicable, Regulation 14E of the Exchange Act and the rules and regulations thereunder and all other applicable Federal and state securities laws.

Limitation on Merger, Sale or Consolidation
      Each indenture provides that Centennial will not consolidate with or merge with or into another Person, or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its properties and assets (computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another Person or group of affiliated Persons, and Centennial will not permit any Restricted Subsidiary to enter into any such transaction or series of transactions which would result in a sale, lease, conveyance, transfer or other disposition of all or substantially all of the properties and assets of Centennial on a consolidated basis, unless:

(i) either (a) Centennial is the continuing entity, or (b) the resulting, surviving or transferee entity is an entity organized under the laws of the United States, any state thereof or the District of Columbia or the Commonwealth of Puerto Rico and expressly assumes by supplemental indenture all of the obligations of Centennial in connection with such series of the Notes, the related indenture and the related registration rights agreement, as the case may be, and such series of Notes, the related indenture and the related registration rights agreement will remain in full force and effect as so supplemented (and any Guarantee shall be confirmed as applied to the surviving entity’s obligations);

(ii) no Default or Event of Default shall exist or shall occur immediately after giving effect on a pro forma basis (and treating any Indebtedness not previously an obligation of Centennial or any of its Restricted Subsidiaries which becomes the obligation of Centennial or any of its Restricted Subsidiaries as a result of such transaction as having been incurred at the time of such transaction) to such transaction;

(iii) immediately before and immediately after giving effect to such transaction on a pro forma basis (on the assumption that the transaction occurred on the first day of the four-quarter period for which financial statements are internally available ending immediately prior to the consummation of such transaction with the appropriate adjustments with respect to the transaction being included in such pro forma calculation), either Centennial or the resulting surviving or transferee entity would immediately thereafter be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Annual Debt to EBITDA Ratio provision set forth in the second paragraph of the “— Limitation on Incurrence of Additional Indebtedness” covenant, or such Annual Debt to EBITDA Ratio would be lower than such ratio immediately prior to such transaction; provided, that this clause (iii) will no longer be applicable from and after any Investment Grade Date;

(iv) at the time of the transaction described above, each Guarantor, if any, unless it is the other party to the transaction described above, will have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the indenture and the Notes; and

(v) at the time of the transaction described above, Centennial or the resulting surviving or transferee entity will have delivered, or caused to be delivered, to the trustee, in form and substance reasonably satisfactory to the trustee, an officers’ certificate and an opinion of counsel, each to the effect that such consolidation, merger, transfer, sale, assignment, conveyance, transfer, lease or other transaction and the supplemental indenture in respect thereof comply with the indenture and that all conditions precedent therein provided for relating to such transaction have been complied with.
      Notwithstanding the foregoing, (1) any Restricted Subsidiary may merge with and into any other Restricted Subsidiary or Centennial and (2) Centennial may merge with an Affiliate incorporated solely for the purpose of reincorporating Centennial in another jurisdiction.
      Upon any consolidation or merger or any transfer (other than a lease) of all or substantially all of the assets of Centennial in accordance with the foregoing, the successor entity formed by such consolidation or into which Centennial is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, Centennial under the indenture with the same effect as if such successor entity had been named therein as Centennial and Centennial shall be released from the obligations under such series of the Notes, the indenture and the registration rights agreement.

Limitation on Lines of Business
      Each indenture provides that neither Centennial nor any of its Restricted Subsidiaries shall directly or indirectly engage in any line or lines of business activity other than that which, in the reasonable, good faith judgment of the Board of Directors of Centennial, is a Related Business.

Limitation on Unrestricted Subsidiaries
      Each indenture provides that Centennial may designate any Subsidiary as an “Unrestricted Subsidiary” under the indenture (a “Designation”) only if:

(a) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

(b) Centennial would be permitted to make an Investment at the time of Designation (assuming the effectiveness of such Designation) pursuant to the “— Limitation on Restricted Payments” covenant described above in an amount (the “Designation Amount”) equal to the greater of (1) the net book value of Centennial’s interest in such Subsidiary, calculated in accordance with GAAP and (2) the fair market value of Centennial’s interest in such Subsidiary, as determined in good faith by Centennial’s Board of Directors;

(c) such Unrestricted Subsidiary does not own any Capital Stock in any Restricted Subsidiary of Centennial which is not simultaneously being designated an Unrestricted Subsidiary;

(d) such Unrestricted Subsidiary is not liable, directly or indirectly, with respect to any Indebtedness other than Indebtedness of an Unrestricted Subsidiary; provided, that an Unrestricted Subsidiary may provide a Guarantee for the Notes; and

(e) such Unrestricted Subsidiary is not a party to any agreement, contract, arrangement or understanding at such time with Centennial or any Restricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Centennial or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Centennial or, in the event such condition is not satisfied, the value of such agreement, contract, arrangement or understanding to such Unrestricted Subsidiary shall be deemed a Restricted Payment.
      In the event of any such Designation, Centennial shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the “— Limitation on Restricted Payments” covenant for all purposes of the indenture in the Designation Amount.
      Each indenture also provides that Centennial shall not and shall not cause or permit any Restricted Subsidiary to at any time (x) provide credit support for (provided that operational contracts in the ordinary course of business shall not be deemed “credit support”), or subject any of its property or assets (other than the Capital Stock of any Unrestricted Subsidiary) to the satisfaction of, any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument constituting such Indebtedness) (other than Permitted Investments in Unrestricted Subsidiaries or Investments that are permissible under the covenant described above under “— Limitation on Restricted Payments”) or (y) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary. For purposes of the foregoing, the Designation of a Subsidiary of Centennial as an Unrestricted Subsidiary shall be deemed to be the Designation of all of the Subsidiaries of such Subsidiary as Unrestricted Subsidiaries.
      Centennial may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a “Revocation”) if:

(a) no Default shall have occurred and be continuing at the time of and after giving effect to such Revocation;

(b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred for all purposes of the indenture; and

(b) unless such redesignated Subsidiary shall not have any Indebtedness outstanding (other than Indebtedness that would be Permitted Indebtedness), immediately after giving effect to such proposed Revocation, and after giving pro forma effect to the incurrence of any such Indebtedness of such redesignated Subsidiary as if such Indebtedness was incurred on the date of the Revocation, Centennial could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the second paragraph of the “— Limitation on Incurrence of Additional Indebtedness” covenant.
      All Designations and Revocations must be evidenced by a resolution of the Board of Directors of Centennial delivered to the trustee certifying compliance with the foregoing provisions.

Reports
      Whether or not Centennial is subject to Section 13(a) or 15(d) of the Exchange Act, so long as any Notes are outstanding, Centennial will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which Centennial would have been required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act if it were so subject, such documents to be filed with the Commission on or prior to the date (the “Required Filing Date”) by which Centennial would have been required to file such documents if it were so subject. Centennial will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all holders, as their names and addresses appear in the security register, without cost to such holders and (ii) file with the trustee copies of the annual reports, quarterly reports and other documents which Centennial would have been required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act as if Centennial were subject to either of such Sections and (y) if filing such documents by Centennial with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective purchaser of Notes at Centennial’s cost. Each indenture also provides that, so long as any of the Notes remain outstanding, Centennial will make available to any prospective purchaser of Notes or beneficial owner of Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act, until such time as Centennial have either exchanged the Notes for securities identical in all material respects and which have been registered under the Securities Act or until such time as the holders thereof have disposed of such Notes pursuant to an effective registration statement under the Securities Act.

Additional Covenants
      Each indenture also contains covenants with respect to the following matters: (i) payment of principal, premium and interest; (ii) maintenance of an office or agency in the City of New York; (iii) arrangements regarding the handling of money held in trust; (iv) maintenance of existence; (v) payment of taxes and other claims; (vi) maintenance of properties; and (vii) maintenance of insurance.

Investment Grade Covenant
      Each indenture provides that from and after any Investment Grade Date with respect to such series of Notes, the covenant described below will apply to Centennial and its Subsidiaries and become effective upon such Investment Grade Date.

Secured Indebtedness
      If Centennial or any Subsidiary incurs any Indebtedness secured by a Lien (other than a Permitted Lien) on any Principal Property or on any share of stock or Indebtedness of a Subsidiary, Centennial or such Subsidiary, as the case may be, will secure such series of Notes equally and ratably with (or, at its option, prior to) the Indebtedness so secured until such time as such Indebtedness is no longer secured by a Lien, unless the aggregate amount of all Indebtedness secured by a Lien and the Attributable Amount of all Sale/ Leaseback Transactions involving Principal Property would not exceed 15% of Consolidated Net Tangible Assets.
Events of Default and Remedies
      Each indenture defines an Event of Default with respect to the series of Notes issued thereunder as:

(i) the failure of Centennial to pay any installment of interest on such series of Notes as and when the same becomes due and payable and the continuance of such failure for 30 days;

(ii) the failure by Centennial to pay all or any part of the principal, or premium, if any, on such series of Notes when and as the same becomes due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, payment of the Change of Control Purchase Price or the Asset Sale Offer Price;

(iii) the failure by Centennial to observe or perform any other covenant or agreement contained in such series of Notes or the related indenture and, subject to certain exceptions, the continuance of such failure for a period of 30 days after written notice is given to Centennial by the trustee or to Centennial and the trustee by the Holders of at least 25% in aggregate principal amount of such series of Notes outstanding;

(iv) there shall have been the entry by a court of competent jurisdiction of (a) a decree or order for relief in respect of Centennial or any Significant Restricted Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or (b) a decree or order adjudging Centennial or any Significant Restricted Subsidiary bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of Centennial or any Significant Restricted Subsidiary under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of Centennial or any Significant Restricted Subsidiary or of any substantial part of their respective properties, or ordering the winding up or liquidation of their affairs, and any such decree or order for relief shall continue to be in effect, or any such other decree or order shall be unstayed and in effect, for a period of 60 consecutive days;

(v) (a) Centennial or any Significant Restricted Subsidiary commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent, (b) Centennial or any Significant Restricted Subsidiary consents to the entry of a decree or order for relief in respect of any Centennial or such Significant Restricted Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it, (c) Centennial or any Significant Restricted Subsidiary files a petition or answer or consent seeking reorganization or relief under any applicable federal or state law, (d) Centennial or any Significant Restricted Subsidiary (I) consents to the filing of such petition or the appointment of, or taking possession by, a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of Centennial or such Significant Restricted Subsidiary or of any substantial part of their respective properties, (II) makes an assignment for the benefit of creditors or (III) admits in writing its inability to pay its debts generally as they become due or (e) Centennial or any Significant Restricted Subsidiary takes any corporate action in furtherance of any such actions in this clause (v);

(vi) the Guarantee of any Guarantor that constitutes a Significant Restricted Subsidiary or group of Guarantors that constitutes a Significant Restricted Subsidiary shall for any reason cease to be, or shall for any reason be asserted in writing by such Guarantor or Centennial or any of its Subsidiaries not to be, in full force and effect and enforceable in accordance with its terms, except to the extent contemplated by the indenture;

(vii) one or more defaults in any Indebtedness for money borrowed by Centennial or any Restricted Subsidiaries (or the payment of which is guaranteed by Centennial or any Restricted Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the Issue Date, which default results from the failure to pay Indebtedness at its final maturity date or results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness which was not paid at its final maturity date or the maturity of which has been so accelerated, aggregates in excess of $25.0 million or more; and

(viii) final, unsatisfied judgments, orders or decrees (not subject to appeal) of any court or regulatory or administrative agency aggregating in excess of $25.0 million (exclusive of any portion of any such payment covered by insurance, if and to the extent the insurer has acknowledged in writing its liability therefore), at any one time are rendered against Centennial or any of its Restricted Subsidiaries and not stayed, bonded or discharged within 60 days.
      Each indenture provides that, if a Default occurs and is continuing, the trustee must, within the later of 90 days after the occurrence of such Default or 30 days after it actually is known by the trustee, give to the Holders of such series of notes notice of such Default.
      If an Event of Default occurs and is continuing (other than an Event of Default specified in clauses (iv) and (v) above), then in every such case, unless the principal of all of such series of Notes shall have already become due and payable, either the trustee or the Holders of not less than 25% in aggregate principal amount of such series of Notes then outstanding by notice in writing to Centennial (and to the trustee if given by the Holders) (an “Acceleration Notice”), may declare all principal of such series of Notes (or the Change in Control Purchase Price if the Event of Default includes failure to pay the Change in Control Purchase Price), determined as set forth below, including in each case accrued interest thereon, to be due and payable immediately; provided that so long as the Senior Credit Facility shall be in full force and effect, if an Event of Default shall have occurred and be continuing (other than as specified in clauses (iv) or (v) above with respect to Centennial, any Guarantor or any Significant Restricted Subsidiary), any such acceleration shall not be effective until the earlier to occur of (x) five business days following delivery of a written notice of such acceleration of such series of Notes to the agent under the Senior Credit Facility and (y) the acceleration of any Indebtedness under the Senior Credit Facility. If an Event of Default specified in clauses (iv) and (v) above relating to Centennial, any Guarantor or any Restricted Subsidiary occurs, all principal and accrued interest thereon will be immediately due and payable on all outstanding Notes of such series without any declaration or other act on the part of trustee or the Holders. The Holders of a majority in aggregate principal amount of such series of Notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest on such series of Notes which have become due solely by such acceleration, have been cured or waived.
      The Holders of a majority in aggregate principal amount of each series of Notes at the time outstanding may waive on behalf of all the Holders of such series of Notes any Default, except a Default in the payment of principal of, premium, if any, or interest on any Note of such series not yet cured, or a Default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Note of such series affected. Subject to the provisions of each indenture relating to the duties of such trustee, such trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request, order or direction of any of the Holders of such series of Notes, unless such Holders have offered to such trustee reasonable security or indemnity. Subject to all provisions of the related indenture and applicable law, the Holders of a majority in aggregate principal amount of each series of Notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.
      No holder of any series of the Notes has any right to institute any proceedings with respect to the indenture or any remedy thereunder, unless the holders of at least 25% in aggregate principal amount of the outstanding Notes of such series have made a written request, and offered reasonable indemnity, to the applicable trustee to institute such proceeding as trustee under such series of Notes and the indenture, the trustee has failed to institute such proceeding within 15 days after receipt of such notice, and the trustee, within such 15-day period, has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding Notes of such series. Such limitations do not, however, apply to a suit instituted by a Holder of a Note for the enforcement of the payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.
      Centennial is required to notify each trustee within five business days of becoming aware of any Default. Centennial is required to deliver to each trustee, not more than 120 days after the end of each fiscal year, a written statement as to compliance with the applicable indenture, including whether or not any Default has occurred.
Legal Defeasance and Covenant Defeasance
      The indenture related to the Fixed Rate Bonds provides that Centennial may, at its option and at any time, elect to have the obligations of Centennial or any Guarantor under the Fixed Rate Bonds discharged with respect to the outstanding Fixed Rate Bonds (“Legal Defeasance”). Such Legal Defeasance means that Centennial and such Guarantors under the indenture shall be deemed to have paid and discharged the entire indebtedness represented, and the indenture shall cease to be of further effect as to all outstanding Fixed Rate Bonds, except as to (i) rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on such Fixed Rate Bonds when such payments are due from the trust funds; (ii) the obligations of Centennial and any Guarantor with respect to such Fixed Rate Bonds concerning issuing temporary Fixed Rate Bonds, registration of Fixed Rate Bonds, mutilated, destroyed, lost or stolen Fixed Rate Bonds, and the maintenance of an office or agency for payment and money for security payments held in trust; (iii) the rights, powers, trusts, duties, and immunities of the trustee, and Centennial’s obligations in connection therewith; and (iv) the Legal Defeasance provisions of the indenture. In addition, Centennial may, at its option and at any time, elect to have the obligations of Centennial and any Guarantor released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Fixed Rate Bonds. In the event Covenant Defeasance occurs, certain events (not including events described in clauses (i), (ii), (iv) (with respect to Centennial) and (v) (with respect to Centennial) described under “— Events of Default and Remedies”) will no longer constitute an Event of Default with respect to the Fixed Rate Bonds.
      In order to exercise either Legal Defeasance or Covenant Defeasance, (i) Centennial or any Guarantor must irrevocably deposit with the trustee, in trust, for the benefit of the Holders, U.S. Legal Tender, non-callable Government Securities or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on such Fixed Rate Bonds on the stated date for payment thereof or on any redemption date of such principal or installment of principal of, premium, if any, or interest on such Fixed Rate Bonds, and the Holders of Fixed Rate Bonds must have a valid, perfected, exclusive security interest in such trust; (ii) in the case of Legal Defeasance, Centennial shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that (A) Centennial has received from, or there has been published by the Internal Revenue Service, a ruling or (B) since the date of the indenture, there has been a change in the applicable Federal income tax law, in each case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of such Fixed Rate Bonds will not recognize income, gain or loss for Federal income tax purposes as a result of such Legal Defeasance, and will be subject to Federal income tax in the same amount, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, Centennial shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to such trustee confirming that Holders of such Fixed Rate Bonds will not recognize income, gain or loss for Federal income tax purposes as a result of such Covenant Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit (other than a Default which results from the borrowing of amounts to finance the defeasance and which borrowing does not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which Centennial or any Restricted Subsidiary is a party or to which it is bound) (it being understood that such condition will not be satisfied until the expiration of such 91-day period); (v) Centennial shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee to the effect that (assuming that no Holder of any Fixed Rate Bonds would be considered an insider of Centennial under any applicable bankruptcy or insolvency law) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors rights generally; (vi) such Legal Defeasance or Covenant Defeasance shall not cause the trustee for the Fixed Rate Bonds to have a conflicting interest for purposes of the Trust Indenture Act with respect to any securities of Centennial or any Guarantor; (vii) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the indenture or any other material agreement or instrument to which Centennial or any Guarantor or any of their Subsidiaries is bound; (viii) Centennial shall have delivered to the trustee an officers’ certificate stating that the deposit was not made by Centennial with the intent of preferring the Holders of such Fixed Rate Bonds over any other creditors of Centennial or with the intent of defeating, hindering, delaying or defrauding any other creditors of Centennial or others; and (ix) Centennial shall have delivered to the trustee an officers’ certificate and opinion of counsel each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.
Satisfaction and Discharge
      Each indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in the indenture) as to all outstanding Notes and Guarantees under such indenture when (a) either (i) all such Notes of the series theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid or Notes whose payment has been deposited in trust or segregated and held in trust by Centennial and thereafter repaid to Centennial or discharged from such trust as provided for in the indenture) have been delivered to the trustee for cancellation or (ii) all Notes of the series not theretofore delivered to the trustee for cancellation (x) have become due and payable, (y) will become due and payable at their Maturity Date within one year (or, in the case of Floating Rate Bonds, within the remaining term of the then current Interest Period) or (z) are to be called for redemption within one year (or, in the case of Floating Rate Bonds, within the remaining term of the then current Interest Period) under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of Centennial, or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust an amount in United States dollars sufficient to pay and discharge the entire indebtedness on such series of Notes not theretofore delivered to the trustee for cancellation, including principal of, premium, if any, and accrued interest at the Maturity Date, Stated Maturity or redemption date; (b) Centennial or any Guarantor has paid or caused to be paid all other sums payable under the related indenture; and (c) Centennial has delivered to the trustee an officers’ certificate and an opinion of independent counsel each stating that (i) all conditions precedent under the indenture relating to the satisfaction and discharge of such indenture have been complied with and (ii) such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which Centennial, any Guarantor or any Subsidiary of Centennial is a party or by which Centennial, any Guarantor or any Subsidiary of Centennial is bound.

Amendments and Supplements
      Each indenture contains provisions permitting Centennial, any Guarantor and the trustee to enter into a supplemental indenture for certain limited purposes without the consent of the Holders of such series of Notes. With the consent of the Holders of not less than a majority in aggregate principal amount of such series of Notes at the time outstanding, Centennial, any Guarantor and the trustee are permitted to amend or supplement the related indenture or any supplemental indenture or modify the rights of the Holders of such series of Notes. Notwithstanding the foregoing, without the consent of each Holder of an outstanding Note affected, no amendment may: (i) change the Stated Maturity of, or change to an earlier date any redemption date of, any Note of the series, or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium or price payable upon the redemption thereof, or change the place of payment where, or the coin or currency in which, any Note of the series or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date), or alter the redemption provisions, including, in each case, amending, changing or modifying any definitions related thereto, but only to the extent such definitions relate thereto, in a manner adverse to the Holder, (ii) reduce the percentage in principal amount of the outstanding Notes of such series, the consent of whose Holders is required for any such amendment, supplemental indenture or waiver provided for in the related indenture, (iii) modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the related indenture cannot be modified or waived without the consent of the Holder of each outstanding Notes of such series affected thereby, (iv) except as otherwise permitted under “— Certain Covenants — Limitation on Merger, Sale or Consolidation,” consent to the assignment or transfer by Centennial or any Guarantor of any of its rights and obligations under the related indenture or (v) amend or modify any of the provisions of the related indenture relating to the Guarantee in any manner adverse to the holders of such series of the Notes.
      Notwithstanding the foregoing, without the consent of any holders of a series of the Notes, Centennial, any Guarantor and the trustee may modify or amend the related indenture: (a) to evidence the succession of another Person to Centennial or any Guarantor, and the assumption by any such successor of the covenants of Centennial or any Guarantor in the indenture and in such series of Notes and in the Guarantee in accordance with the covenant described under “— Certain Covenants — Limitation on Merger, Sale or Consolidation;” (b) to add to the covenants of Centennial, any Guarantor, any Restricted Subsidiary or any other obligor upon such series of Notes for the benefit of the Holders of such series of Notes or to surrender any right or power conferred upon Centennial, any Guarantor, any Restricted Subsidiary or any other obligor upon such series of Notes, as applicable, in the indenture, in such series of Notes or in any Guarantee; (c) to cure any ambiguity, or to correct or supplement any provision in the indenture, such series of Notes or any Guarantee which may be defective or inconsistent with any other provision in the indenture, such series of Notes or any Guarantee, or make any other provisions with respect to matters or questions arising under the indenture, the Notes of such series or any Guarantee; provided, that, in each case, such provisions shall not adversely affect the interest of the Holders of such series of the Notes; (d) to comply with the requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act; (e) to add or release a Person as a Guarantor under the indenture; (f) to evidence and provide the acceptance of the appointment of a successor trustee under the related indenture; (g) to provide for the issuance of additional Notes of such series under the indenture; or (h) to mortgage, pledge, hypothecate or grant a security interest in favor of the trustee for the benefit of the holders of such series of Notes as additional security for the payment and performance of Centennial’s and any Guarantor’s obligations under such indenture, in any property, or assets, including any of which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted to the trustee pursuant to such indenture or otherwise.
      The holders of a majority in aggregate principal amount of such series of Notes outstanding may waive compliance with certain restrictive covenants and provisions of the related indenture.

No Personal Liability of Partners, Stockholders, Officers, Directors
      Each indenture provides that no indirect stockholder (or partner, limited liability company member or employee of a stockholder), employee, officer or director, as such, past, present or future of Centennial, any Guarantor or any successor entity or any Affiliate thereof shall have any personal liability in respect of the obligations of Centennial or any Guarantor under such indenture or such series of Notes by reason of his or its status as such stockholder, employee, officer or director.
Governing Law
      Each indenture, the Notes and any Guarantee will be governed by, and construed in accordance with, the laws of the State of New York.
Concerning the Trustee
      The indentures and the Trust Indenture Act contain certain limitations on the rights of the trustee, should it become a creditor of Centennial or any Guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; provided, that if it acquires any conflicting interest, it must eliminate such conflict upon occurrence of an Event of Default with respect to such series of Notes or else resign.
      The Holders of a majority in principal amount of the then outstanding Notes of a particular series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. Each indenture provides that in case an Event of Default occurs (which has not been cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indentures at the request of any holder of Notes unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss liability or expense.
Relationship with the Trustee
      The Trustee under the indentures is also acting as a trustee in connection with certain debt obligations that were previously issued by Centennial and its subsidiaries.
Certain Definitions
      Set forth below is a summary of certain defined terms contained in the indentures. Reference is made to the indentures for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.
      “2008 Senior Subordinated Notes” means the 10.75% Senior Subordinated Notes issued by Centennial and CCOC and guaranteed by Centennial Puerto Rico.
      “2013 Senior Notes” means the 10 ?% Senior Notes issued by Centennial and CCOC and guaranteed by Centennial Puerto Rico.
      “2014 Senior Notes” means the 8 ?% Senior Notes issued by Centennial, CCOC and Centennial Puerto Rico.
      “Acquired Indebtedness” means Indebtedness of a Person (i) existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, as the case may be. Acquired Indebtedness shall be deemed to be Incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Restricted Subsidiary, as the case may be.

      “Affiliate” means, with respect to any specified Person, (i) any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such specified Person or (ii) any officer, director, or controlling stockholder of such other Person. For purposes of this definition, the term “control” means (a) the power to direct the management and policies of a Person, directly or through one or more intermediaries, whether through the ownership of voting securities, by contract, or otherwise or (b) without limiting the foregoing, the beneficial ownership of 10% or more of the voting power of the voting common equity of such Person (on a fully diluted basis) or of warrants or other rights to acquire such equity (whether or not presently exercisable).
      “Annual Consolidated EBITDA” on any date means, with respect to any Person, the Consolidated EBITDA for the Reference Period.
      “Annual Debt to EBITDA Ratio” on any date (referred to in this definition as the “Transaction Date”) means, with respect to any Person and its Restricted Subsidiaries, the ratio of (i) consolidated Indebtedness of such Person and its Restricted Subsidiaries on the Transaction Date (after giving pro forma effect to the Incurrence of such Indebtedness and the application of the proceeds therefrom) (and without duplication of any Indebtedness that may be the obligation of such Person and/or one or more of its Subsidiaries) divided by (ii) the aggregate amount of Annual Consolidated EBITDA of such Person (determined on a pro forma basis after giving effect to all Investments in and acquisitions or dispositions of any company or any business or any assets out of the ordinary course of business, whether by merger, stock purchase or sale or asset purchase or sale, made by such Person and its Subsidiaries from the beginning of the Reference Period through the Transaction Date as if such Investment, acquisition or disposition had occurred at the beginning of such Reference Period); provided, that, for purposes of such computation, in calculating Annual Consolidated EBITDA and consolidated Indebtedness, (a) the transaction giving rise to the need to calculate the Annual Debt to EBITDA Ratio will be assumed to have occurred (on a pro forma basis) on the first day of the Reference Period; (b) the incurrence of any Indebtedness during the Reference Period or subsequent thereto and on or prior to the Transaction Date (and the application of the proceeds therefrom to the extent used to retire Indebtedness or to acquire businesses) will be assumed to have occurred (on a pro forma basis) on the first day of such Reference Period; (c) Consolidated Interest Expense attributable to any Indebtedness (whether existing or being incurred) bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date had been the applicable rate for the entire period; and (d) all members of the consolidated group of such Person on the Transaction Date that were acquired during the Reference Period shall be deemed to be members of the consolidated group of such Person for the entire Reference Period. When the foregoing definition is used in connection with Centennial and its Restricted Subsidiaries, references to a Person and its Subsidiaries in the foregoing definition shall be deemed to refer to Centennial and its Restricted Subsidiaries. Any such pro forma calculation may include adjustments for the pro forma effect of (a) any cost savings accounted for on an annualized basis as a result of an acquisition by Centennial (or CCOC, as applicable) or a Restricted Subsidiary which, in the good faith judgment of Centennial (or CCOC, as applicable) (as determined by a resolution of the Board of Directors of Centennial), will be eliminated or realized within one year after the date of such transaction (provided that any such cost savings are calculated in accordance with Regulation S-X under the Securities Act (or any successor regulation), or (b) any direct quantifiable savings from the conversion of roaming expense which Centennial (or CCOC, as applicable) will obtain within one year of the transaction in the good faith judgment of the Board of Directors of Centennial from the acquisition of a third party which prior to such acquisition had a contract with Centennial (or CCOC, as applicable) or any Restricted Subsidiary for roaming services.
      “Applicable Premium” means, with respect to a Fixed Rate Bond at any redemption date, the excess of (A) the present value at such time of (1) the redemption price of such Fixed Rate Bond at January 1, 2009 (such redemption price being described under “— Optional Redemption — Fixed Rate Bonds — General”) plus (2) all required interest payments (excluding accrued and unpaid interest) due on such Fixed Rate Bond through January 1, 2009, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the outstanding principal amount of such Fixed Rate Bond.

      “Attributable Amount” means, with respect to any Sale/ Leaseback Transaction involving any Principal Property, as at the time of determination, the present value (discounted at the interest rate borne by the notes, compounded annually) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights) during the remaining term of the lease included in such Sale/ Leaseback Transaction (including any period for which such lease has been extended); provided, however, that the Attributable Amount of each of the following Sale/ Leaseback Transactions involving a Principal Property shall, in each case, be zero:

(1) a Sale/ Leaseback Transaction in which the lease is for a period, including renewal rights, not in excess of three years;

(2) a Sale/ Leaseback Transaction in which the transfer of the Principal Property is made within 270 days of the acquisition or construction of, or the completion of a material improvement to, such Principal Property;

(3) a Sale/ Leaseback Transaction in which the transaction is between or among Centennial and one or more Restricted Subsidiaries or between or among Restricted Subsidiaries; or

(4) a Sale/ Leaseback Transaction pursuant to which Centennial, within 270 days after the completion of the transfer of the Principal Property, applies toward the retirement of its Indebtedness or the Indebtedness of a Restricted Subsidiary, or to the purchase of other property constituting a Principal Property, the greater of the net proceeds from the transfer of the Principal Property and the fair market value of the Principal Property; provided, however, that the amount that must be applied to the retirement of Indebtedness shall be reduced by:

(a) the principal amount of any debentures, notes or debt securities (including the notes) of Centennial or a Restricted Subsidiary surrendered to the applicable trustee or agent for retirement and cancellation within 270 days of the completion of the transfer of the Principal Property;

(b) the principal amount of any Indebtedness not included in clause (4)(a) of this definition to the extent such amount of Indebtedness is voluntarily retired by Centennial or a Restricted Subsidiary within 270 days of the completion of the transfer of the Principal Property; and

(c) all fees and expenses associated with the Sale/ Leaseback Transaction.
      “Bankruptcy Law” means Title 11, United States Bankruptcy Code of 1978, as amended, or any similar United States federal or state law relating to bankruptcy, insolvency, receivership, winding up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.
      “Blackstone” means Blackstone Capital Partners III Merchant Banking Fund L.P. and affiliates of the foregoing that are directly or indirectly controlling or controlled by Blackstone or under direct or indirect common control with Blackstone.
      “Board of Directors” means (i) with respect to a limited liability company, the board of managers of such limited liability company or other body fulfilling the function of a board of directors of a corporation and (ii) with respect to a corporation, the board of directors or any duly authorized committee of such board of directors.
      “Capitalized Lease Obligations” means obligations under a lease that are required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligations shall be the capitalized amount of such obligations, as determined in accordance with GAAP.
      “Capital Stock” means, with respect to any Person, any capital stock of such Person and shares, interests, participations or other ownership interests (however designated) of any Person and any rights

(other than debt securities convertible into capital stock), warrants and options to purchase any of the foregoing, including (without limitation) each class of common stock and preferred stock of such Person if such Person is a corporation, each general and limited partnership interest of such Person if such Person is a partnership and all membership or other interests if such Person is a limited liability company and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing Person.
      “Cash Equivalents” means (i) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided, that the full faith and credit of the United States of America is pledged in support thereof) in each case maturing within one year after the date of acquisition, (ii) time deposits and certificates of deposit and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $500.0 million and commercial paper issued by other entities rated at least A-2 or the equivalent thereof by S&P or at least P-2 or the equivalent thereof by Moody’s, and in each case maturing within one year after the date of acquisition and (iii) investments in money market funds substantially all of whose assets comprise securities of the types described in clauses (i) and (ii) above.
      “Centennial” means Centennial Communications Corp., a corporation organized under the laws of Delaware, until a successor Person shall have become such pursuant to the applicable provisions of the indenture, and thereafter “Centennial” shall mean such successor Person.
      “Centennial Puerto Rico” means Centennial Puerto Rico Operations Corp., a corporation organized under the laws of Delaware.
      “Change of Control” means the occurrence of any of the following events: (i) Centennial or CCOC consolidates with or merges with or into any Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with or merges into or with Centennial or CCOC, in any such event pursuant to a transaction in which the outstanding Voting Stock of Centennial or CCOC is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the outstanding Voting Stock of Centennial or CCOC is changed or exchanged for (x) Voting Stock of the surviving corporation which is not Disqualified Capital Stock and (y) cash, securities and other property (other than Capital Stock of the surviving corporation) in an amount which could be paid by Centennial as a Restricted Payment as described under “— Certain Covenants — Limitation on Restricted Payments” (and such amount shall be treated as a Restricted Payment subject to the provisions in the indenture described under “— Certain Covenants — Limitation on Restricted Payments”) and (B) immediately after such transaction, no “person” or “group,” other than Permitted Holders, is the beneficial owner (as such term is used in Rules 13d-3 and 13d-5 promulgated pursuant to the Exchange Act), directly or indirectly, of more than 50% of the total outstanding Voting Stock of the surviving corporation, (ii) any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), other than Permitted Holders, is or becomes the “beneficial owner” (as such term is used in Rules 13d-3 and 13d-5 promulgated pursuant to the Exchange Act), directly or indirectly, of Voting Stock representing more than 50% of the voting power of the Voting Stock of Centennial then outstanding normally entitled to vote in elections of directors or (iii) during any period of 12 consecutive months, individuals who at the beginning of any such 12-month period constituted the Board of Directors of Centennial (together with any new directors whose election to such board or whose nomination for election by the shareholders of Centennial was designated by the Permitted Holders or approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute at least a majority of the Board of Directors of Centennial then in office.
      “Commission” means the Securities and Exchange Commission.
      “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker, having a maturity comparable to the first redemption date of the Fixed Rate Bonds, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the first redemption date of such Fixed Rate Bonds. “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with Centennial.
      “Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations. “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m. New York time, on the third business day preceding such redemption date.
      “Consolidated EBITDA” of any Person means (a), with respect to any period, the Consolidated Net Income of such Person for such period, plus (b) the sum, without duplication (and only to the extent such amounts are deducted from net revenue in determining such Consolidated Net Income), of (i) the provisions for income taxes for such period for such Person and its consolidated Restricted Subsidiaries, (ii) depreciation, amortization and other non-cash charges of such Person and its consolidated Restricted Subsidiaries (including (A) unrealized gains and losses from hedging, foreign currency or commodities translations and transactions; and (B) any non-cash compensation expense realized for grants of performance shares, stock options or other rights to officers, directors and employees) and (iii) Consolidated Interest Expense of such Person for such period, determined, in each case, on a consolidated basis for such Person and its consolidated Restricted Subsidiaries in accordance with GAAP and (iv) monitoring and management fees actually paid to any Permitted Holder in an amount in any calendar year not to exceed the greater of (A) $1.0 million or (B) 1% of Annual Consolidated EBITDA plus (c) any fees, expenses or charges related to the Transactions or any equity offering, Permitted Investment, acquisition or recapitalization or Indebtedness permitted to be incurred by the indenture (in each case, whether or not successful), less (d) the amount of all cash payments made during such period by such Person and its Restricted Subsidiaries to the extent such payments relate to non-cash charges that were added back in determining Consolidated EBITDA for such period or for any prior period.
      “Consolidated Interest Expense” of any Person means, for any period, the aggregate amount (without duplication and determined in each case in accordance with GAAP) of (a) interest expensed or capitalized, paid, accrued, or scheduled to be paid or accrued (including, in accordance with the following sentence, interest attributable to the Capitalized Lease Obligations) of such Person and its consolidated Restricted Subsidiaries during such period, including (i) original issue discount and non-cash interest payments or accruals on any Indebtedness, (ii) the interest portion of all deferred payment obligations, (iii) all commissions, discounts and other fees and charges owed with respect to bankers’ acceptances and letters of credit financings and currency and Interest Rate Protection Obligations and Currency Hedging Agreements and excluding the amortization of deferred financing fees, in each case to the extent attributable to such period and (b) the amount of cash dividends accrued or payable by such Person or any of its consolidated Restricted Subsidiaries in respect of preferred stock (other than by Restricted Subsidiaries of such Person to such Person or such Person’s Restricted Subsidiaries). For purposes of this definition, (x) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by Centennial to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP and (y) interest expense attributable to any Indebtedness represented by the guaranty by such Person or a Subsidiary of such Person of an obligation of another Person shall be deemed to be the interest expense attributable to the Indebtedness guaranteed to the extent not otherwise included and whether or not paid by such Person or Subsidiary. When the foregoing definition is used in connection with Centennial and its Restricted Subsidiaries, references to a Person and its Subsidiaries in the foregoing definition shall be deemed to refer to Centennial and its Restricted Subsidiaries.
      “Consolidated Net Income” of any Person, for any period, means the net income (or loss) of such Person and its consolidated Restricted Subsidiaries for such period, determined (on a consolidated basis)

in accordance with GAAP, adjusted to exclude (only to the extent included in computing such net income (or loss) and without duplication) (i) all extraordinary gains or losses and all gains and losses from the sales or other dispositions of assets out of the ordinary course of business (net of taxes, fees and expenses relating to the transaction giving rise thereto) for such period, (ii) the net income, if positive, of any Person, that is not a Subsidiary, in which such Person or any of its Subsidiaries has an interest (other than a Minority Cellular Investment Interest), except to the extent of the amount of dividends or distributions actually paid to such Person or a Subsidiary of such Person, (iii) for purposes of the “— Certain Covenants — Limitation on Restricted Payments” covenant, the net income, if positive, of any Restricted Subsidiary of such Person (other than any Guarantor) to the extent that the declaration or payment of dividends or similar distributions is not at the time permitted by operation of the terms of its charter or any agreement or instrument applicable to such Restricted Subsidiary (other than with respect to restrictions applicable to CCOC and permitted by the covenant set forth under the caption “— Certain Covenants — Limitation on Restricting Subsidiary Dividends”) except to the extent of the amount of dividends or distributions actually paid to such Person or a Subsidiary of such Person, (iv) any gain or loss, net of taxes, realized upon the termination of any employee benefit plan, (v) any restoration to net income of any contingency reserve, except to the extent provision for such reserve was made out of income accrued at any time following the date of the indenture, (vi) any net gain or loss arising from the acquisition of any securities or extinguishment of any Indebtedness of such Person, (vii) the cumulative effect of a change in accounting principles, (viii) the amount of any nonrecurring charges or income of Centennial or any Restricted Subsidiary (including any one-time costs incurred in connection with acquisitions after the Measurement Date and restructuring charges) certified as non-recurring in an officers’ certificate and deducted or included in such period in computing Consolidated Net Income and (ix) any net income, if positive, resulting from Centennial’s Minority Cellular Investment Interests. When the foregoing definition is used in connection with Centennial and its Restricted Subsidiaries, references to a Person and its Subsidiaries in the foregoing definition shall be deemed to refer to Centennial and its Restricted Subsidiaries.
      “Consolidated Net Tangible Assets” means, as of any date of determination, the consolidated total assets of Centennial and its Subsidiaries determined in accordance with GAAP as of the end of Centennial’s most recent fiscal quarter for which internal financial statements are available, less the sum of (1) all current liabilities and current liability items, and (2) all goodwill, trade names, trademarks, patents, organization expense, unamortized debt discount and expense and other similar intangibles properly classified as intangibles in accordance with GAAP.
      “Credit Facilities” means, one or more debt facilities (including, without limitation, the Senior Credit Facility) or commercial paper facilities or indentures, in each case with banks, investment banks, insurance companies, mutual funds, other institutional lenders or institutional investors providing for revolving credit loans, term loans, debt securities, bonds, notes, debentures, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), capital leases or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (whether with the original agent and lenders or other agents and lenders or otherwise).
      “Currency Hedging Agreements” means one or more of the following agreements which shall be entered into by one or more financial institutions: foreign exchange contracts, currency swap agreements or other similar agreements or arrangements designed to protect against the fluctuations in currency values.
      “Default” means any event or condition that is, or after notice or passage of time or both would be, an Event of Default.
      “Disinterested Director” means, with respect to any transaction or series of related transactions, a member of the Board of Directors of Centennial who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions.

      “Disqualified Capital Stock” means, with respect to any Person, Capital Stock of such Person that, by its terms or by the terms of any security into which is convertible, exercisable or exchangeable, is, or upon the happening of any event or the passage of time would be, required to be redeemed or repurchased (including at the option of the holder thereof) by such Person or any of its Subsidiaries, in whole or in part, on or prior to the Maturity Date of the Notes; provided, that (a) Capital Stock will not be deemed to be Disqualified Capital Stock if it may only be so redeemed or repurchased solely in consideration of Qualified Capital Stock of Centennial and (b) any Capital Stock that would not constitute Disqualified Capital Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Capital Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are not materially more favorable to the holders of such Capital Stock, taken as a whole, than the provisions contained in the “— Certain Covenants — Limitation on Asset Sales and Sales of Subsidiary Stock” covenant and the “— Certain Covenants — Repurchase of Notes at the Option of the Holder upon a Change of Control” covenant and such Capital Stock specifically provides that such Person will not repurchase or redeem any such Capital Stock pursuant to such provision prior to Centennial’s repurchase of such Notes as are required to be repurchased pursuant to the “— Certain Covenants — Limitation on Asset Sales and Sales of Subsidiary Stock” covenant and the “— Certain Covenants — Repurchase of Notes at the Option of the Holder Upon a Change of Control” covenant.
      “Eligible Institution” means a commercial banking institution that has combined capital and surplus of not less than $500 million or its equivalents in foreign currency, whose debt is rated “A” or higher (or the equivalent rating or higher), according to Moody’s or S&P (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act)) respectively, at the time as of which any investment or rollover therein is made.
      “Equity Offering” means any offer and sale of common stock (which is Qualified Capital Stock) of Centennial (other than any common stock issued to a Subsidiary of Centennial or issued pursuant to a registration statement on Form S-8 (or any successor form covering substantially the same transactions) or Form S-4 (or any successor form covering substantially the same transactions) or otherwise relating to equity securities issuable under any employee benefit plan of such corporate entity).
      “Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute and the rules and regulations promulgated by the Commission thereunder.
      “Excluded Cash Contributions” has the meaning given to such item in the “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness” covenant.
      “Excluded Contributions” means the net cash proceeds received by Centennial after the Issue Date from (a) contributions to its common equity capital and (b) the sale (other than to Centennial’s or to any of its Subsidiaries’ management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Capital Stock) of Centennial, in each case designated as Excluded Contributions pursuant to an officer’s certificate executed by an officer of Centennial, the cash proceeds of which are excluded from the calculation set forth in the first paragraph of the “— Certain Covenants — Limitation on Restricted Payments” covenant and which may not also be designated Excluded Cash Contributions.
      “Fair Market Value” means, with respect to any asset or property, the sale value that would be obtained in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.
      “Foreign Restricted Subsidiary” means any Restricted Subsidiary of Centennial formed under the laws of any jurisdiction other than the United States or any political subdivision thereof, substantially all of the assets of which are located outside of the United States or that conducts substantially all of its business outside of the United States.

      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (“FASB”) or if FASB ceases to exist, any successor thereto; provided, however, that for purposes of determining compliance with covenants in the indenture other than those relating to financial statement delivery, “GAAP” means such generally accepted accounting principles as in effect as of the Issue Date.
      “Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which obligations or guarantee the full faith and credit of the United States is pledged and which have a remaining weighted average life to maturity of not more than one year from the date of Investment therein.
      “Guarantee” means the guarantee (or co-issuance) by a Guarantor of the Obligations of Centennial under the applicable indenture.
      “Guarantor” means any Restricted Subsidiary of Centennial which becomes a guarantor (or co-obligor) of Centennial’s Obligations under a series of Notes and the applicable indenture after the Issue Date.
      “Holder” means a Person in whose name a Note is registered. The Holder of a Note will be treated as the owner of such Note for all purposes.
      “Indebtedness” of any Person means, without duplication, (a) all liabilities and obligations, contingent or otherwise, of such Person, (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (ii) evidenced by bonds, notes, debentures or similar instruments, (iii) representing the balance deferred and unpaid of the purchase price of any property or services except (other than accounts payable or other obligations to trade creditors which have remained unpaid for greater than 90 days past their original due date, or to financial institutions, which obligations are not being contested in good faith and for which appropriate reserves have been established) those incurred in the ordinary course of its business that would constitute ordinarily a trade payable to trade creditors, (iv) evidenced by bankers’ acceptances or similar instruments issued or accepted by banks, (v) for the payment of money relating to a Capitalized Lease Obligation or (vi) evidenced by a letter of credit or a reimbursement obligation of such Person with respect to any letter of credit; (b) all obligations of such Person under Interest Rate Protection Obligations or Currency Hedging Agreements; (c) all liabilities of others of the kind described in the preceding clauses (a) or (b) that such Person has guaranteed or that is otherwise its legal liability or which are secured by any assets or property of such Person and all obligations to purchase, redeem or acquire any Capital Stock; (d) all Disqualified Capital Stock of such Person and all Preferred Stock of such Person’s Restricted Subsidiaries valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends; and (e) any and all deferrals, renewals, extensions, refinancing and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a), (b), (c), (d) or this clause (e), whether or not between or among the same parties; provided, that the outstanding principal amount at any date of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such date. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value to be determined in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.
      “Initial Purchaser” means the initial purchaser named as such in Schedule I to the Purchase Agreement, dated December 13, 2005 between Centennial and such initial purchaser.

      “Interest Rate Protection Obligations” means, with respect to any Person, the Obligations of such Person under (a) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (b) other agreements or arrangements designed to protect such Person against fluctuations in interest rates. For purposes of the indenture, the amount of such obligations shall be the amount determined in respect thereof as of the end of the then most recently ended fiscal quarter of such Person, based on the assumption that such obligation had terminated at the end of such fiscal quarter, and in making such determination, if any agreement relating to such obligation provides for the netting of amounts payable by and to such Person thereunder or if any such agreement provides for the simultaneous payment of amounts by and to such Person, then in each such case, the amount of such obligations shall be the net amount so determined, plus any premium due upon default by such Person.
      “Investment” by any Person in any other Person means (without duplication) (a) the acquisition (whether by purchase, merger, consolidation or otherwise) by such Person (whether for cash, property, services, securities or otherwise) of capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities of such other Person or any agreement to make any such acquisition; (b) the making by such Person of any deposit with, or advance, loan or other extension of credit to, such other Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such other Person) or any commitment to make any such advance, loan or extension; (c) the entering into by such Person of any guarantee of, or other contingent obligation with respect to, Indebtedness or other liability of such other Person; (d) the making of any capital contribution by such Person to such other Person; and (e) the designation by the Board of Directors of Centennial of any Person to be an Unrestricted Subsidiary. For purposes of the “— Certain Covenants — Limitation on Restricted Payments” covenant, (i) “Investment” shall include and be valued at the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (ii) the amount of any Investment shall be equal to the fair market value of such Investment plus the fair market value of all additional Investments by Centennial or any of its Restricted Subsidiaries at the time any such Investment is made; provided, that, for purposes of this sentence, the fair market value of net assets shall be as determined in the reasonable judgment of the Board of Directors of Centennial.
      “Investment Equity” has the meaning given to such term in the definition of “Permitted Investment.”
      “Investment Grade Rating” means a rating of the relevant debt obligation by both S&P and Moody’s, any such rating being one of S&P’s or Moody’s, as the case may be, four highest generic rating categories that signifies an “investment grade” rating, which currently is BBB — or higher by S&P and Baa3 or higher by Moody’s; provided that in each case such ratings are publicly available; provided, further, that in the event either S&P or Moody’s is no longer in existence for purposes of determining whether debt obligations have an Investment Grade Rating, S&P or Moody’s, as the case may be, may be replaced by a “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act) designated by Centennial (as evidenced by a resolution of the Board of Directors of Centennial), written notice of which shall be given to the trustee.
      “Issue Date” means the time and date of the first issuance of the Restricted Bonds under the indentures.
      “Lien” means any mortgage or deed of trust, lien, pledge, charge, privilege, security interest, assignment, deposit, arrangement, easement, hypothecation, claim, preference, priority or other encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law with respect to property of any kind (including any conditional sale, capital lease or other title retention agreement and any lease deemed to constitute a security interest and any option or other agreement to give any security interest), real or personal, movable or immovable, now owned or hereafter acquired.
      “Maturity Date” means, when used with respect to any Note, the date specified on such Note as the fixed date on which the final installments of principal of such Note is due and payable (in the absence of any acceleration thereof pursuant to the provisions of the indenture regarding acceleration of Indebtedness or any Change of Control Offer or Asset Sale Offer).
      “Measurement Date” means issue date of the 2008 Senior Subordinated Notes.
      “Minority Cellular Investment Interests” means limited partnership or other equity interests held directly or indirectly by the Centennial in cellular telephony providers which are not Subsidiaries of or otherwise controlled (directly or indirectly) by Centennial in existence on the Measurement Date.
      “Moody’s” means Moody’s Investors Service, Inc.
      “Net Cash Proceeds” means the aggregate amount of cash and Cash Equivalents received by Centennial and its Restricted Subsidiaries in respect of an Asset Sale (including upon the conversion to cash and Cash Equivalents of (A) any note or installment receivable at any time, or (B) any other property as and when any cash and Cash Equivalents are received in respect of any property received in an Asset Sale but only to the extent such cash and Cash Equivalents are received within one year after such Asset Sale), less the sum of (i) all out-of-pocket fees, commissions and other expenses incurred by Centennial or any of its Restricted Subsidiaries in connection with such Asset Sale, including the amount (estimated in good faith by the Board of Directors of Centennial) of income, franchise, sales and other applicable taxes required to be paid by Centennial or any Restricted Subsidiary of Centennial in connection with such Asset Sale and (ii) the aggregate amount of cash so received which is used to retire any existing Indebtedness of Centennial that is Pari Passu Indebtedness or any Priority Indebtedness, as the case may be, which is required to be repaid in connection with such Asset Sale or is secured by a Lien on the property or assets of Centennial or any of its Restricted Subsidiaries, as the case may be.
      “Net Proceeds” means any of the following or any combination of the following: (i) cash, (ii) Cash Equivalents, (iii) assets that are used or useful in a Related Business (excluding Permitted Investments made in Persons other than Restricted Subsidiaries pursuant to clauses (xi), (xii) and (xiii) of the definition of “Permitted Investments”) by Centennial or any Restricted Subsidiary of Centennial and (iv) the Capital Stock of any Person engaged in a Related Business that becomes a Restricted Subsidiary of Centennial as a result of the acquisition of such Capital Stock by Centennial or any Restricted Subsidiary of Centennial, in each case, after payment by Centennial or any Restricted Subsidiary of out-of-pocket expenses, commissions and discounts incurred and net of taxes paid or payable in connection therewith; provided that in the case of clauses (iii) and (iv) the fair market value of any non-cash proceeds shall be an amount reasonably determined by the Board of Directors of Centennial for amounts under $15.0 million and by a financial advisor or appraiser of national reputation for equal or greater amounts.
      “Obligation” means any principal, premium, interest (including interest accruing subsequent to a bankruptcy or other similar proceeding whether or not such interest is an allowed claim enforceable against a Person in a bankruptcy case under federal bankruptcy law), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable pursuant to the terms of the documentation governing any Indebtedness.
      “Pari Passu Indebtedness” means (a) with respect to Centennial, any Indebtedness of Centennial that is pari passu in right of payment to the Notes, and (b) with respect to any Guarantor, Indebtedness which ranks pari passu in right of payment to the Guarantee of such Guarantor.
      “Permitted Holders” means Welsh Carson and Blackstone.
      “Permitted Investment” means (i) Investments in cash or Cash Equivalents; (ii) Investments in Centennial or a Restricted Subsidiary; (iii) Investments in a Person substantially all of whose assets are of a type generally used in a Related Business (an “Acquired Person”) if, as a result of such Investments, (A) the Acquired Person immediately thereupon becomes a Restricted Subsidiary or (B) the Acquired Person immediately thereupon either (1) is merged or consolidated with or into Centennial or any of its Restricted Subsidiaries and the surviving Person is Centennial or a Restricted Subsidiary or (2) transfers or conveys all or substantially all of its assets to, or is liquidated into, Centennial or any of its Restricted

Subsidiaries; (iv) Investments in accounts and notes receivable acquired in the ordinary course of business; (v) any securities received in connection with an Asset Sale and any Investment with an amount equal to the Net Cash Proceeds from any Asset Sale in Capital Stock of a Person, all or substantially all of whose assets are of a type used in a Related Business, that complies with the “Limitation on Asset Sales and Sales of Subsidiary Stock” covenant; (vi) any guarantee issued by a Restricted Subsidiary incurred in compliance with the indenture; (vii) advances and prepayments for asset purchases in the ordinary course of business in a Related Business of Centennial or a Restricted Subsidiary; (viii) loans or advances made in the ordinary course of business to officers, directors or employees of Centennial or any of its Restricted Subsidiaries for travel, entertainment, and moving and other relocation expenses; (ix) advances to employees not in excess of $1.0 million outstanding at any one time, in the aggregate; (x) any Investment acquired by Centennial or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by Centennial or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of Centennial of such other Investment or accounts receivable or (b) as a result of a foreclosure by Centennial or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; (xi) Interest Rate Protection Obligations or Currency Hedging Agreements permitted under clauses (ix) or (x) of the “Limitation on Incurrence of Additional Indebtedness” covenant; (xii) Investments the payment for which consists of Qualified Capital Stock of Centennial (“Investment Equity”); provided, however, that the issuance of such Qualified Capital Stock equity interests will not increase the amount available for Restricted Payments under the “— Certain Covenants — Limitation on Restricted Payments” covenant; (xiii) Investments in Permitted Joint Ventures which in the aggregate at any one time outstanding do not exceed $10.0 million; (xiv) any Investment in a Related Business (including in an Unrestricted Subsidiary) having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (xiv) that are at that time outstanding, which does not exceed the greater of (x) $20.0 million or (y) 4% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); and (xv) Investments existing on the Issue Date.
      “Permitted Joint Venture” means, as applied to any Person, any other Person engaged in a Related Business (a) over which such Person is responsible (either directly or through a services agreement) for day-to-day operations or otherwise has operational and managerial control of such other Person or (b) of which more than 40% of the outstanding Voting Stock (other than directors’ qualifying shares) of such other Person in the case of a corporation, or more than 40% of the outstanding ownership interests of such other Person, in the case of an entity other than a corporation, is at the time owned directly or indirectly by such Person.
      “Permitted Liens” means:

(1) solely for the purposes of the covenant described under “— Certain Covenants — Limitation on Liens,” Liens securing Indebtedness (including related Obligations) that is permitted to be incurred by clause (i) or (xi) of the third paragraph of the “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness” covenant;

(2) Liens in favor of Centennial or any Restricted Subsidiary;

(3) Liens on property (i) existing at the time of acquisition thereof or (ii) of a Person existing at the time such Person is merged into or consolidated with Centennial or any Restricted Subsidiary of Centennial; provided, that such Liens were in existence prior to the contemplation of such acquisition, merger or consolidation and do not extend to any assets other than those acquired or to those of the Person merged into or consolidated with Centennial or a Restricted Subsidiary, as the case may be;

(4) Liens that secure Debt of a Person existing at the time such Person becomes a Restricted Subsidiary of Centennial; provided, that such Liens do not extend to any assets other than those of the Person that became a Restricted Subsidiary of Centennial;

(5) banker’s Liens, right of setoff and Liens to secure the performance of bids, tenders, trade or government contracts (other than for borrowed money), leases, licenses, statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) solely for the purposes of the covenant described under “— Certain Covenants — Limitation on Liens,” Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (iv) of the third paragraph of the “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness” covenant, covering only the assets purchased, acquired or leased, any additions and accessions thereto and any proceeds therefrom;

(7) Liens existing on the Issue Date;

(8) carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business, in each case, that are not yet due or delinquent or that are bonded, as the case may be, or that are being contested in good faith and by appropriate proceedings; provided, that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(9) Liens on goods (and the proceeds thereof) and documents of title and the property covered thereby securing Indebtedness in respect of commercial letters of credit;

(10) Liens arising by reason of a judgment, decree or court order, to the extent not otherwise resulting in an Event of Default, and any Liens that are required to protect or enforce any rights in any administrative, arbitration or other court proceedings in the ordinary course of business;

(11) Liens securing Interest Rate Protection Obligations and Currency Hedging Agreements permitted to be incurred by clause (ix) or (x) of the third paragraph of the “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness” covenant;

(12) solely for the purposes of the covenant described under “— Certain Covenants — Limitation on Liens,” without limitation of clause (1) above, Liens securing Refinancing Indebtedness permitted to be incurred by clauses (iv), (vii) or (xii) of the third paragraph of the “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness” covenant or amendments or renewals of Liens that were permitted to be incurred pursuant to clause (1), (3), (4), (6), (7), (9) or (11) above; provided, in each case, that such Liens do not extend to an additional property or asset of Centennial or a Restricted Subsidiary;

(13) any provision for the retention of title to an asset by the vendor or transferor of such asset, which asset is acquired by Centennial or any Restricted Subsidiary in a transaction entered into in the ordinary course of business of Centennial or such Restricted Subsidiary;

(14) Liens securing guarantees of any Indebtedness permitted to be secured by the indenture;

(15) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by Centennial and its Restricted Subsidiaries in the ordinary course of business;

(16) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(17) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of Centennial;

(18) Liens incurred in the ordinary course of business of Centennial or any Restricted Subsidiary of Centennial with respect to obligations that do not exceed $10.0 million at any one time outstanding;

(19) solely for the purposes of the covenant described under “— Investment Grade Covenant — Secured Indebtedness,” Liens securing Indebtedness arising from any Sale/ Leaseback Transaction in which the Attributable Amount related to such transaction is zero;

(20) solely for the purposes of the covenant described under “— Investment Grade Covenant — Secured Indebtedness,” (A) purchase money Liens upon Principal Property acquired after the Issue Date, or (B) Liens placed on Principal Property after the Issue Date, during construction or improvement thereof (including any improvements on property which will result in such property becoming Principal Property) or placed thereon within 180 days after the later of acquisition, completion of construction or improvement or the commencement of commercial operation of such Principal Property or improvement, or (C) conditional sale agreements or other title retention agreements with respect to any Principal Property acquired after the Issue Date if (in each case referred to is this subparagraph (20)) (x) such Lien or agreement secures all or any part of the Indebtedness incurred for the purpose of financing all or any part of the purchase price or cost of construction of such Principal Property or improvement and (y) such Lien or agreement does not extend to any Principal Property other than the Principal Property so acquired or the Principal Property, or portion thereof, on which the property so constructed, or such improvement is located; provided, however, that the amount by which the aggregate principal amount of Indebtedness secured by any such Lien or agreement shall not exceed the cost to Centennial or such Subsidiary of the related acquisition, construction or improvement;

(21) solely for the purposes of the covenant described under “— Investment Grade Covenant — Secured Indebtedness,” Liens on property of Centennial or a Subsidiary in favor of the United States of America, any State, Territory or possession thereof, or the District of Columbia, or any department, agency or instrumentality or political subdivision of the United States of America or any State, Territory or possession thereof, or the District of Columbia, or in favor of any other country or any political subdivision thereof, if such Indebtedness was incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such Liens; provided, however, that the amount by which the aggregate principal amount of Indebtedness secured by any such Lien shall not exceed the cost to Centennial or such Subsidiary of the related acquisition or construction; and

(22) solely for the purposes of the covenant described under “— Investment Grade Covenant — Secured Indebtedness,” Liens arising from the replacement, extension or renewal (or successive replacements, extensions or renewals) of any Liens on Indebtedness (in whole or in part) excluded from the definition of “Permitted Liens” by subparagraphs (2) through (21) above; provided, however, that no Lien securing, or conditional sale or title retention agreement with respect to, such Indebtedness shall extend to or cover any Principal Property, other than such property which secured the Indebtedness so replaced, extended or renewed (plus improvements on or to any such Principal Property); provided further, however, that to the extent that such replacement, extension or renewal increases the principal amount of Indebtedness secured by such Lien or is in a principal amount in excess of the principal amount of Indebtedness being refinanced, Liens on the amount of such increase or excess shall not be considered to be “Permitted Liens.”
      “Person” means any corporation, individual, joint stock company, limited liability company, joint venture, partnership, unincorporated association, governmental regulatory entity, country, state or political subdivision thereof, trust municipality or other entity.
      “Preferred Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person’s preferred or preference stock whether now outstanding, or issued after the Issue Date, and including, without limitation, all classes and series of preferred or preference stock of such Person.

      “Principal Property” means any real property or tangible assets or group of tangible assets having a fair market value in excess of $5 million owned by Centennial or any of its Subsidiaries.
      “Priority Indebtedness” means Indebtedness of (i) Centennial or any Guarantor that is secured by any Lien on assets of Centennial or any Guarantor or (ii) any Restricted Subsidiary other than a Guarantor.
      “Purchase Money Indebtedness” means any Indebtedness of Centennial or its Restricted Subsidiaries which is secured by a Lien on assets and any additions, improvements and accessions thereto, which are purchased by Centennial or its Restricted Subsidiaries at any time after the Notes are issued; provided, that (i) the security agreement or conditional sales or other title retention contract pursuant to which the Lien on such assets is created (collectively, a “Purchase Money Security Agreement”) shall be entered into within 180 days after the purchase or substantial completion of the construction of or improvement to such assets and shall at all times be confined solely to the assets so purchased without further recourse to either Centennial or any of its Restricted Subsidiaries or acquired, any additions and accessions thereto and any proceeds therefrom, (ii) at no time shall the aggregate principal amount of the outstanding Indebtedness secured thereby be increased, except in connection with the purchase of additions and accessions thereto and except in respect of fees and other obligations in respect of such Indebtedness and (iii) (A) the aggregate outstanding principal amount of Indebtedness secured thereby (determined on a per asset basis in the case of any additions and accessions) shall not at the time such Purchase Money Security Agreement is entered into exceed 100% of the purchase price to Centennial or its Restricted Subsidiaries of the assets subject thereto or (B) the Indebtedness secured thereby shall be with recourse solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom.
      “Qualified Capital Stock” means any Capital Stock of a Person that is not Disqualified Capital Stock.
      “Reference Period” with regard to any Person means the last four full fiscal quarters of such Person for which financial information in respect thereof is internally available ended on or immediately preceding any date upon which any determination is to be made pursuant to the terms of the Notes or the indenture.
      “Reference Treasury Dealer” means Credit Suisse First Boston LLC and three other primary U.S. Government securities dealers in the City of New York to be selected by Centennial, and their respective successors.
      “Refinancing Indebtedness” means any Indebtedness of Centennial or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Centennial or such Restricted Subsidiary (other than intercompany Indebtedness), provided that (i) the principal amount (or accreted value, if applicable) of such Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest and premium on the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of premium and expenses and defeasance costs incurred in connection therewith), (ii) such Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life equal to or greater than the Weighted Average Life of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Refinancing Indebtedness is subordinated in right of payment to, the Notes or Guarantees, as applicable, on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded and (iv) such Indebtedness is incurred either by Centennial, any Guarantor or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.
      “Related Business” means any business related to, ancillary to, or complementary to, the ownership, development, operation or acquisition of communications systems as determined by the Board of Directors of Centennial or the businesses of Centennial and its Restricted Subsidiaries on the Issue Date.

      “Related Person” means, with respect to any Person, (i) any Affiliate of such Person or any spouse, immediate family member, or other relative who has the same principal residence of any Affiliate of such Person and (ii) any trust in which any Person described in clause (i) above, has a beneficial interest.
      “Restricted Payment” means, with respect to any Person, (i) any dividend or other distribution on shares of Capital Stock of such Person or any Restricted Subsidiary of such Person, (ii) any payment on account of the purchase, redemption or other acquisition or retirement for value in whole or in part, of any shares of Capital Stock of such Person, any entity which controls such Person or any Restricted Subsidiary of such Person, which Capital Stock is held by Persons other than such Person or any of its Restricted Subsidiaries, or options, warrants or other rights to acquire such Capital Stock, (iii) any defeasance, redemption, repurchase or other acquisition or retirement for value, in whole or in part, of any Indebtedness of such Person (other than the scheduled repayment thereof at maturity and any mandatory redemption or mandatory repurchase thereof pursuant to the terms thereof) by such Person or a Subsidiary of such Person that is subordinate in right of payment to the Notes (other than in exchange for Refinancing Indebtedness permitted to be Incurred under the indenture or Indebtedness with respect to which a non-Guarantor Subsidiary is a co-obligor (including the 2008 Senior Subordinated Notes) and except for any such defeasance, redemption, repurchase, other acquisition or payment in respect of Indebtedness held by any Restricted Subsidiary) and (iv) any Investment (other than a Permitted Investment); provided, however, that the term “Restricted Payment” does not include (i) any dividend, distribution or other payment on shares of Capital Stock of Centennial or any Restricted Subsidiary solely in shares of Qualified Capital Stock or in options, warrants or other rights to acquire such Qualified Capital Stock), (ii) any dividend, distribution or other payment to Centennial, or any dividend to any of its Restricted Subsidiaries, by any of its Subsidiaries, (iii) any dividend, distribution or other payment by any Restricted Subsidiary on shares of its Capital Stock that is paid pro rata to all holders of such Capital Stock and (iv) the purchase, redemption or other acquisition or retirement for value of shares of Capital Stock of any Restricted Subsidiary held by Persons other than Centennial or any of its Restricted Subsidiaries.
      “Restricted Subsidiary” means any Subsidiary of Centennial that has not been designated by the Board of Directors of Centennial by board resolution delivered to the trustee as an Unrestricted Subsidiary pursuant to and in compliance with the covenant described under “— Certain Covenants — Limitation on Unrestricted Subsidiaries.”
      “Sale/ Leaseback Transaction” means an arrangement relating to property or assets owned by Centennial or a Subsidiary on the Issue Date or thereafter acquired by Centennial or a Subsidiary whereby Centennial or a Subsidiary transfers such property or assets to a Person (other than Centennial or a Restricted Subsidiary) and Centennial or a Subsidiary leases such property or assets from such Person.
      “Securities Act” means the Securities Act of 1933, as amended, or any successor statute and the rules and regulations promulgated by the Commission thereunder.
      “Senior Credit Facility” means that certain senior secured credit agreement, dated as of February 9, 2004, among CCOC and Centennial Puerto Rico as borrowers, the guarantors named therein, Credit Suisse First Boston LLC and certain other financial institutions party thereto, as such agreement, may be, in one or more agreements, indentures, notes or arrangements, amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified, in whole or in part, from time to time (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing, including those that increase the amount available thereunder in accordance with the terms of the indenture).
      “Significant Restricted Subsidiary” means one or more Restricted Subsidiaries having an aggregate net book value of assets in excess of 5% of the net book value of the assets of Centennial and its Restricted Subsidiaries on a consolidated basis.
      “S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc.

      “Stated Maturity” means the date fixed for the payment of any principal or premium pursuant to the indenture and the Notes, including the Maturity Date, upon redemption, acceleration, Asset Sale Offer, Change of Control Offer or otherwise.
      “Subordinated Indebtedness” means Indebtedness of Centennial or any Guarantor subordinated in right of payment to the Notes or a Guarantee, as the case may be.
      “Subsidiary” with respect to any Person, means (i) a corporation at least 50% of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by such Person and one or more Subsidiaries of such Person or by one or more Subsidiaries of such Person, (ii) a partnership in which such Person or a Subsidiary of such Person is, at the time, a general partner of such partnership, or (iii) any Person in which such Person, one or more Subsidiaries of such Person, or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof has (x) at least a 50% ownership interest or (y) the power to elect or direct the election of the directors or other governing body of such Person.
      “Total Assets” means the total assets of Centennial and it Restricted Subsidiaries shown on the consolidated balance sheet of Centennial and its Restricted Subsidiaries prepared in accordance with GAAP as of the last day of the immediately preceding fiscal quarter for which financial statements are available.
      “Transactions” shall have the meaning specified in this prospectus.
      “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.
      “Unrestricted Subsidiary” means any Subsidiary of Centennial (other than any Guarantor) designated as such pursuant to and in compliance with the covenant described under “— Certain Covenants — Limitation on Unrestricted Subsidiaries.”
      “Voting Stock” means, with respect to a Person, Capital Stock of such Person having generally the right to vote in the election of a majority of the directors of such Person or having generally the right to vote with respect to the organizational matters of such Person.
      “Weighted Average Life” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.
      “Welsh Carson” means Welsh, Carson, Anderson & Stowe VIII, L.P. and affiliates of the foregoing that are directly or indirectly controlling or controlled by Welsh, Carson, Anderson & Stowe VIII, L.P. or under direct or indirect common control with Welsh, Carson, Anderson & Stowe VIII, L.P.
Book-Entry Delivery and Form
      Except as described below, the Notes will be initially represented by one or more global notes in fully registered form without interest coupons. The Notes will be deposited with the Trustee as custodian for DTC, and DTC or its nominee will initially be the sole registered holder of the Notes for all purposes under the applicable indenture. We expect that pursuant to procedures established by DTC (i) upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary, and (ii) ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Holders may hold their interests in the global notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.
      So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such global notes for all purposes under the applicable indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the Notes.
      Payments of the principal of, premium (if any), and interest on the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee, or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.
      We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest on the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.
      Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of their certificates for any reason, including to sell Notes to persons in states which require physical delivery of the Notes, or to pledge such securities, such holder must transfer its interest in a global note, in accordance with the normal procedures of DTC and with the procedures set forth in the applicable indenture.
      So long as DTC or its nominee is the registered owner or holder of such global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such global note for the purposes of receiving payment on the Notes, receiving notices and for all other purposes under the applicable indenture and the Notes. Beneficial interests in the Notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as provided below, owners of beneficial interests in a global note will not be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered the holders of such global note for any purposes under the applicable indenture. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the applicable indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in a global note desires to give or take any action that a holder is entitled to give or take under the applicable indenture, DTC would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.
      DTC has advised Centennial that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction.

      DTC has advised Centennial as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies, and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).
      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither Centennial nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
Certificated Securities
      Exchange Bonds in physical, certificated form shall be issued and delivered to each person that DTC identifies as a beneficial owner of the related Exchange Bonds only if (i) DTC is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by Centennial within 90 days or (ii) Centennial, at its sole discretion, notifies the relevant Trustee in writing that Centennial elects to cause the issuance of certificated notes under the applicable indenture.
Registration Rights
      We are making the exchange offers to satisfy your registration rights, as a holder of the Restricted Bonds. The following description of certain material provisions of the registration rights agreements is a summary only. Because this section is a summary, it does not describe every applicable aspect of the applicable registration rights agreement. This summary is subject to and qualified in its entirety by reference to all the provisions of the applicable registration rights agreement, copies of which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.
      Pursuant to each of the registration rights agreements, we agreed, for the benefit of the holders of the Restricted Bonds, at our cost to:

•	use our reasonable best efforts to file a registration statement for Exchange Bonds with identical terms to the Restricted Bonds (except that the Exchange Bonds will not contain terms with respect to transfer restrictions and registration rights and will not provide for the payment of additional interest under the circumstances described below within 120 days of the issue date);

•	use our reasonable best efforts to cause the exchange offer registration statement to be declared effective within 180 days of the closing of the offering of the Restricted Bonds and to remain effective until the consummation of the applicable exchange offer; and

•	use our reasonable best efforts to cause the applicable exchange offer to be consummated within 210 days of the closing of the offering of the Restricted Bonds.

Shelf Registration
      Pursuant to each of the registration rights agreements, we also agreed that, if:

(1) in the event of any changes in law or the applicable interpretations of the staff of the SEC, we determine that we are not permitted to effect the exchange offers or if for any other reason the exchange offers are not consummated within 210 days of December 21, 2005 (July 19, 2006); or

(2) a holder of the Restricted Bonds is not permitted by applicable law to participate in the applicable exchange offer or elects to participate in the applicable exchange offer but does not receive fully tradeable Exchange Bonds pursuant to the applicable exchange offer; or

(3) any of the initial purchasers so requests under certain circumstances we will, in lieu of effecting the registration of the Exchange Bonds pursuant to the exchange offer registration statement, at our cost,

(1) as promptly as is practical, file with the SEC a shelf registration statement covering resales of the Restricted Bonds and any Guarantees thereof;

(2) use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act; and

(3) use our reasonable best efforts to keep the shelf registration statement effective for a period of two years after its effective date (or such shorter period of time that will terminate when all of the Restricted Bonds covered by such registration statement have been sold pursuant thereto or cease to be outstanding); and
      We will, in the event of the filing of a shelf registration statement, provide to each holder of Restricted Bonds that are covered by the shelf registration statement copies of the prospectus that is a part of the shelf registration statement and notify each holder when the shelf registration statement has become effective and certain other actions as are required to permit unrestricted resales of the Restricted Bonds and, if applicable, Guarantees. A holder of Restricted Bonds that sells the Restricted Bonds pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver the prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with the sales and will be bound by the provisions of the applicable registration rights agreement that are applicable to a holder, (including indemnification obligations).

Additional Interest
      In the event that any of the following events (“Registration Defaults”) occurs with respect to a particular series of Restricted Bonds:

(a) (i) neither the exchange offer registration statement nor the shelf registration statement is filed with the SEC within 120 calendar days following the Issue Date or (ii) notwithstanding that Centennial has consummated or will consummate an exchange offer, Centennial is required to file a shelf registration statement and such shelf registration statement is not filed prior to the date required in the applicable registration rights agreement, or

(b) (i) neither the exchange offer registration statement nor a shelf registration statement is declared effective on or prior to the 180th calendar day following the Issue Date or (ii) notwithstanding that Centennial has consummated or will consummate an exchange offer, we are required to file a shelf registration statement and such shelf registration statement is not declared effective on or prior to the 60th calendar day following the date the shelf registration statement was filed, or

(c) subject to certain exceptions if (A) Centennial has not exchanged the Exchange Bonds for all Restricted Bonds validly tendered in accordance with the terms of the applicable exchange offer on or prior to the 210th calendar day after the Issue Date or (B) if applicable, the shelf registration statement has been declared effective and such shelf registration statement ceases to be effective prior to the earlier of the second anniversary of the Issue Date and such date as all the Restricted Bonds have been sold thereunder, then the interest rate borne on the applicable series of Restricted Bonds shall be increased by 0.50% upon the occurrence of each such event referred to in clauses (a) through (c) above (each, a “Registration Default”). The interest rate will not be increased based upon any additional Registration Default that may occur thereafter. Following the cure of all Registration Defaults, the accrual of additional interest will cease and the interest rate will revert to the original rate.
      Notwithstanding the foregoing, Centennial will not be obligated to pay additional interest on such series of Restricted Bonds as a result of a Registration Default, for a period not to exceed 45 consecutive days or an aggregate of 90 days in any 12-month period under certain circumstances related to pending corporate developments, public filings with the SEC and similar events.

Governing Law
      The registration rights agreements are governed by, and construed in accordance with, the laws of the State of New York.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
      The following discussion is a summary of the United States federal income tax consequences of the exchange offers to a holder of Restricted Bonds that purchased the Restricted Bonds upon original issuance for an amount of cash equal to their initial offering price and that hold the Restricted Bonds and the Exchange Bonds as capital assets. This discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations (included proposed Treasury regulations) promulgated thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change or differing interpretation, possibly with retroactive effect. This discussion does not address any state, local or foreign tax laws. Holders of Restricted Bonds are urged to consult their tax advisors regarding the United States federal, state, local and foreign income and other tax consequences of the exchange offers.
      The exchange of Restricted Bonds for Exchange Bonds pursuant to the applicable exchange offer will not constitute a “significant modification” of the Restricted Bonds for United States federal income tax purposes and, accordingly, the Exchange Bonds received will be treated as a continuation of the Restricted Bonds in the hands of such holder. As a result, there will be no U.S. federal income tax consequences to a holder who exchanges Restricted Bonds for Exchange Bonds pursuant to the applicable exchange offer, and any such holder will not recognize gain or loss and will have the same adjusted tax basis and holding period in the Exchange Bonds as it had in the Restricted Bonds immediately before the exchange. A holder that does not exchange its Restricted Bonds for Exchange Bonds pursuant to the applicable exchange offer will not recognize any gain or loss for United States federal income tax purposes upon consummation of the applicable exchange offer.

PLAN OF DISTRIBUTION
      Each broker-dealer that receives Exchange Bonds for its own account under the exchange offers must acknowledge that it will deliver a prospectus in connection with any resale of those bonds. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer for resales of Exchange Bonds received in exchange for Restricted Bonds that had been acquired as a result of market-making or other trading activities. We have agreed that, for a period of 120 days after the expiration date of the applicable exchange offer, we will make this prospectus, as it may be amended or supplemented, available to any broker-dealer for use in connection with any such resale.
      Notwithstanding the foregoing, we are entitled under the registration rights agreements to suspend the use of this prospectus by broker-dealers under specified circumstances.
      If we suspend the use of this prospectus, the 120-day period referred to above will be extended by a number of days equal to the period of the suspension.
      We will not receive any proceeds from any sale of Exchange Bonds by broker-dealers. Exchange Bonds received by broker-dealers for their own account under the exchange offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on those bonds or a combination of those methods, at market prices prevailing at the time of resale, at prices related to prevailing market prices or at negotiated prices. Any resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the selling broker-dealer or the purchasers of the Exchange Bonds. Any broker-dealer that resells Exchange Bonds received by it for its own account under the exchange offers and any broker or dealer that participates in a distribution of the Exchange Bonds may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of Exchange Bonds and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. By acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to be admitting that it is an “underwriter” within the meaning of the Securities Act.
      Furthermore, any broker-dealer that acquired any of its Restricted Bonds directly from us:

•	may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co., Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

•	must also be named as a selling bondholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.
      We have agreed to pay all expenses incidental to the exchange offers other than commissions and concessions of any broker or dealer and will indemnify holders of the Exchange Bonds, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act or contribute to payments that they may be required to make in request thereof.
LEGAL MATTERS
      Certain legal matters in connection with the offering of the Exchange Bonds, including the validity of the Exchange Bonds, will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.
EXPERTS
      The consolidated financial statements, the related consolidated financial statement schedule and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Centennial Communications Corp.’s Annual Report on Form 10-K/ A for the year ended May 31, 2005 (which reports (1) express an unqualified opinion on the consolidated financial statements and consolidated financial statement schedule and include an explanatory paragraph referring to the restatement of the consolidated financial statements for the year ended May 31, 2005, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting) have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      Centennial is subject to the informational reporting requirements of the Exchange Act, and accordingly we file annual, quarterly and special reports, proxy and information statements and other information with the SEC. You may read and copy these reports and other information at the SEC’s public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. In addition, we are required to file electronic versions of these materials with the SEC through the SEC’s EDGAR system. The SEC maintains a website (www.sec.gov) that contains the reports, proxy statements and other information filed by us. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and the EDGAR system. Our SEC filings are also available free of charge at our website (www.centennialwireless.com). These documents are not deemed to be included nor are they incorporated by reference into this prospectus, except as specifically indicated below.
      Centennial’s common stock is listed on the NASDAQ National Market under the symbol “CYCL.” You may read reports and other information filed by Centennial with the NASDAQ National Market at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. These documents are also not deemed to be included nor are they incorporated by reference into this prospectus.
      The prospectus refers to certain documents that govern your rights as holders of notes, such as the applicable indenture and applicable registration rights agreement for the notes, which are not included in, or delivered with, the prospectus. These documents are available without charge to you by making a written request or by telephone to:
Centennial Communications Corp.
3349 Route 138
Building A
Wall, New Jersey 07719
Attention: Chief Financial Officer
(732) 556-2200
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      We are incorporating by reference certain information that we file with the SEC under the informational requirements of the Exchange Act. The information contained in the documents we are incorporating by reference is considered to be part of this prospectus. We are incorporating by reference:

•	Our annual report on Form 10-K/ A for the fiscal year ended May 31, 2005, filed with the SEC on December 12, 2005, which amended and restated the 10-K filed on August 11, 2005 in its entirety;

•	Our quarterly report on Form 10-Q/ A for the quarterly period ended August 31, 2005, filed with the SEC on December 12, 2005, which amended and restated the 10-Q filed on October 6, 2005 in its entirety;

•	Our quarterly report on Form 10-Q for the quarterly period ended November 30, 2005, filed with the SEC on January 5, 2006; and

•	Our current reports on Form 8-K filed with the SEC on June 6, 2005, July 28, 2005, August 3, 2005 (other than item 2.02, which is furnished and not incorporated herein by reference), December 12, 2005 (other than, with respect to one of the three current reports on Form 8-K filed on this date, item 2.02, which is furnished and not incorporated herein by reference), December 14, 2005, December 22, 2005, December 28, 2005, and January 10, 2006.
      All documents that we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of these exchange offers will be deemed to be incorporated by reference into this prospectus from the date of filing of such documents. These documents are or will be available for inspection or copying at the locations identified above under the caption “Available Information.”
      Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

UNTIL APRIL 4, 2006, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS’ OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
Offer to Exchange
$350,000,000 Aggregate Principal Amount of
Senior Floating Rate Notes due 2013
that have been registered under
the Securities Act of 1933
for
Outstanding Senior Floating Notes due 2013
and
Offer to Exchange
$200,000,000 Aggregate Principal Amount of
10% Senior Notes due 2013
that have been registered under
the Securities Act of 1933
for
Outstanding 10% Senior Notes due 2013
of
Centennial Communications Corp.

PROSPECTUS

Dated February 23, 2006